UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or Section 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 6, 2023

Kensington Capital Acquisition Corp. V

(Exact name of registrant as specified in its charter)

Cayman Islands	001-40741	98-1592043
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

1400 Old Country Road, Suite 301 Westbury, New York	11590
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (703) 674-6514

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one Class A ordinary share, $0.0001 par value, and three-fourths of one redeemable warrant	KCGI.U	The New York Stock Exchange
Class A ordinary shares included as part of the units	KCGI	The New York Stock Exchange
Redeemable warrants included as part of the units, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	KCGI WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement

General

On April 6, 2023, Kensington Capital Acquisition Corp. V, a Cayman Islands exempted company incorporated with limited liability (“Kensington”), entered into a business combination agreement (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”) with Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg, having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the RCS under number B248209 (the “Company”). Capitalized terms used but not otherwise defined in this Current Report on Form 8-K have the meanings given to them in the Business Combination Agreement.

Pursuant to the Business Combination Agreement, the Company will cause one of its wholly-owned subsidiaries to cause a joint stock company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (“PubCo”) to be formed as soon as practicable and to become a party to the Business Combination Agreement.

The Business Combination Agreement and the transactions contemplated thereby were approved by the boards of directors of both Kensington and the Company, and, when formed, will be approved by the board of PubCo.

The Business Combination Agreement

Timing of Business Combination

The Business Combination Agreement provides that, among other things, (i) on the Closing Date, Kensington will merge with and into PubCo (the “Initial Merger”), with PubCo being the surviving entity, (ii) immediately after the effectiveness of the Initial Merger, PubCo will redeem and cancel the shares held by its initial shareholder pursuant to a share capital reduction of PubCo (the “Redemption”), and (iii) immediately following the effectiveness of the Initial Merger and the Redemption, the Company will merge with and into PubCo (the “Second Merger” and together with the Initial Merger and the Redemption, the “Business Combination” and the Business Combination together with the other transactions related thereto, the “Proposed Transactions”), with PubCo being the surviving entity.

The Initial Merger is to become effective on the date and at the time at which the notarial deed of the sole shareholder’s resolutions of PubCo approving the Initial Merger has been duly published in the Recueil Electronique des Sociétés et Associations (the Luxembourg official gazette), subject to the execution of a plan of merger between PubCo and Kensington (the “Cayman Plan of Merger”) and the registration of the Cayman Plan of Merger and the filing of other documents required under the Cayman Act with the Registrar of Companies of the Cayman Islands in accordance with the applicable provisions of the Cayman Act (the time the Initial Merger becomes effective, the “Initial Merger Effective Time”).

The Redemption is to become effective immediately after the Initial Merger Effective Time, at which point PubCo will redeem and cancel the shares held by its initial shareholder and proceed with a reduction of its share capital for an amount equal to the nominal value of the redeemed shares.

The Second Merger is to become effective on the Closing Date on the day after the date of the effectiveness of the Initial Merger and the satisfaction of the conditions that are required to be satisfied at or prior to the Second Merger Effective Time, or such other time as Kensington and the Company may agree in writing (the time the Second Merger becomes effective, the “Second Merger Effective Time”).

Conversion of Shares and Separation of Units prior to the Initial Merger

Immediately prior to the Initial Merger, (i) each Kensington Class B ordinary share, par value $0.0001 (the “Kensington Class B Ordinary Shares”), issued and outstanding immediately prior to the Initial Merger Effective Time will be converted into and exchanged for one fully paid and nonassessable Kensington Class A ordinary share, $0.0001 par value (the “Kensington Class A Ordinary Shares” and together with the Kensington Class B Ordinary Shares, the “Kensington Ordinary Shares”), and (ii) each unit of Kensington (consisting of one Kensington Class A Ordinary Share and three-fourths of a Kensington public warrant to purchase Kensington Class A Ordinary Shares (such warrants, the “Kensington Public Warrants” and such units, the “Kensington Units”)) outstanding immediately prior to the Initial Merger Effective Time will be detached and the holder thereof deemed to hold one Kensington Class A Ordinary Share and three-fourths of a Kensington Public Warrant in accordance with the terms of the applicable Kensington Unit (such conversion, the “Pre-Merger Conversion”).

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Conversion of Securities upon Initial Merger

At the Initial Merger Effective Time:

(a)

each Kensington Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time but after the Pre-Merger Conversion (other than Kensington Class A Ordinary Shares validly submitted for redemption pursuant to Kensington’s amended and restated memorandum and articles of association) will be cancelled and cease to exist in exchange for a number of newly issued ordinary shares of PubCo with an accounting par value per share (“PubCo Ordinary Shares”) that is equal to the quotient obtained by dividing $17.00 by the volume-weighted average price for the Company’s shares with an accounting value per share (the “Company Shares”) for each of the ten consecutive Trading Days immediately preceding the fourth day prior to the Kensington Shareholders Meeting (defined herein) (the “Exchange Ratio”);

(b)

each Kensington Public Warrant and each warrant purchased by Kensington Capital Sponsor V LLC (the “Sponsor”) in a private placement in connection with Kensington’s initial public offering or in connection with the extensions of the time Kensington has to consummate an initial business combination outstanding after the Pre-Merger Conversion and immediately prior to the Initial Merger Effective Time will cease to be a warrant to acquire Kensington Class A Ordinary Shares and be assumed by PubCo and converted into a warrant to purchase a number of PubCo Ordinary Shares at an exercise price determined pursuant to the Warrant Agreement, dated as of August 12, 2021, by and between Kensington and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent; and

(c)

if there are any Kensington Ordinary Shares that are owned by Kensington as treasury shares or any Kensington Ordinary Shares owned by any direct or indirect subsidiary of Kensington immediately prior to the Initial Merger Effective Time, such Kensington Ordinary Shares will be canceled and cease to exist without any conversion thereof or payment or other consideration therefor.

Conversion of Securities upon Second Merger

At the Second Merger Effective Time:

(a)	each Company Share issued and outstanding immediately prior to the Second Merger Effective Time will be cancelled and cease to exist and exchanged for one PubCo Ordinary Share;

(b)

each Company Option outstanding immediately prior to the Second Merger Effective Time, will be assumed by PubCo and converted into an option to purchase PubCo Ordinary Shares under the equity incentive plan to be adopted by PubCo in connection with the Proposed Transactions (the “Equity Plan”);

(c)	each award of Company Restricted Shares outstanding immediately prior to the Second Merger Effective Time will be converted into an award of restricted PubCo Ordinary Shares under the Equity Plan; and

(d)

each award of Company RSUs outstanding immediately prior to the Second Merger Effective Time will be assumed by PubCo and converted into an award of restricted share units representing the right to receive PubCo Ordinary Shares under the Equity Plan.

Proxy/Registration Statement

As promptly as practicable, after the date of the Business Combination Agreement, Kensington and the Company will prepare, and PubCo will file, with the Securities and Exchange Commission (the “SEC”), a registration statement on Form F-4 (as amended or supplemented, the “Proxy/Registration Statement”), which will include a prospectus with respect to the Proposed Transactions and a proxy statement of Kensington, which will be used for the general meeting of Kensington (the “Kensington Shareholders Meeting”) to be held to consider, among other things: (A) the adoption and approval of the Business Combination Agreement, the Initial Merger and the Proposed Transactions, (B) the adjournment of the Kensington Shareholders Meeting, if necessary, for up to 15 days to permit further solicitation of proxies because there are not sufficient votes to approve and adopt the proposal in clause (A), and (C) the adoption and approval of any other proposals the parties deem necessary to approve the Proposed Transactions (the “Kensington Proposals”).

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Stock Exchange Listing

Until the closing of the Proposed Transactions (the “Closing”), Kensington will use its reasonable best efforts to keep the Kensington Units, the Kensington Class A Ordinary Shares and the Kensington Public Warrants listed for trading on The New York Stock Exchange, and the Company will use its reasonable best efforts to keep the Company Shares listed for trading on the Nasdaq Stock Market LLC (“Nasdaq”). Each of Kensington, PubCo, and the Company will use its reasonable best efforts to cause (a) PubCo’s initial listing application with Nasdaq in connection with the Proposed Transactions to be approved, (b) PubCo to satisfy all applicable initial and continuing listing requirements of Nasdaq, and (c) the PubCo Ordinary Shares issuable in accordance with the Business Combination Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, in each case as promptly as reasonably practicable after the date of the Business Combination Agreement, and in any event prior to the Closing.

Closing

The Closing will occur as promptly as practicable, but in no event later than three Business Days following the satisfaction or waiver of all of the closing conditions.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of each of the Company, PubCo (as of the date of its accession to the Business Combination Agreement) and Kensington relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization. Kensington has agreed to customary “no shop” obligations. The Company has agreed to customary “no-shop” restrictions, with exceptions permitting it to solicit transactions that do not result in a change of control or that would not result in a type of financing that the parties agreed would be overly dilutive.

Conditions to Closing

Mutual

The obligation of the Company and Kensington to consummate the Business Combination, are each subject to the following conditions:

(a)	the required approvals by Kensington’s and the Company’s shareholders;

(b)

no Governmental Authority having enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Proposed Transactions illegal or otherwise prohibiting consummation of the Proposed Transactions, including the Business Combination;

(c)

all required filings under the HSR Act having been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Proposed Transactions under the HSR Act having expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder having been obtained from the appropriate Governmental Authorities;

(d)

all consents, approvals and authorizations set forth in the Business Combination Agreement having been obtained from and made with all Governmental Authorities (and, to the extent any Regulatory Filings are prepared or submitted pursuant to the Business Combination Agreement, all consents, approvals and authorizations pursuant to such filings shall have been obtained from the appropriate Governmental Authorities);

(e)

the Registration Statement having been declared effective under the Securities Act of 1933, as amended (the “Securities Act”) and no stop order suspending the effectiveness of the Registration Statement being in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement having been initiated or be threatened by the SEC;

(f)

the PubCo Ordinary Shares to be issued in connection with the Proposed Transactions having been approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders; and

(g)

Luxembourg independent statutory auditors (réviseurs d’entreprises agréé) of PubCo having issued, at or before the date on which the sole shareholder of PubCo approves the Mergers, appropriate reports on the Exchange Ratio applicable to each of the Mergers.

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(h)

the board of directors of Kensington, PubCo and the Company respectively having issued, at least one month prior to the Approval Date, the appropriate reports explaining the terms of the Initial Merger and the Second Merger and such reports having been made available at least one month prior to the Approval Date to the applicable shareholders

Kensington

The obligations of Kensington to consummate the Initial Merger are subject to the following additional conditions:

(a)

(i) the representations and warranties of the Company contained in the sections titled (A) Organization and Qualification; Subsidiaries, (B) Capitalization, (C) Authority Relative to the Business Combination Agreement and (D) Brokers in the Business Combination Agreement, and (ii) the representations and warranties of the Company and PubCo contained in the sections titled (1) Organization and Qualification; Subsidiaries, (2) Capitalization, (3) Authority Relative to the Business Combination Agreement, and (4) Brokers in the Business Combination Agreement, are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of the Company and PubCo contained in the Business Combination Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (X) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (Y) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect;

(b)

the Company and PubCo having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by them on or prior to the Closing Date;

(c)	the Company having delivered to Kensington a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain closing conditions;

(d)	no Company Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date; and

(e)	the PubCo Ordinary Shares issuable in connection with the Proposed Transactions having been duly authorized by the general meeting or management board of PubCo and PubCo’s organizational documents.

PubCo

The obligations of PubCo to consummate the Initial Merger are subject to the following additional conditions:

(a)

the representations and warranties of Kensington contained in the sections titled (i) Corporation Organization; Subsidiaries (ii) Capitalization, (iii) Authority Relative to the Business Combination Agreement and (iv) Brokers in the Business Combination Agreement are each true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Kensington Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Kensington contained in the Business Combination Agreement are true and correct (without giving any effect to any limitation as to “materiality” or “Kensington Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Kensington Material Adverse Effect;

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(b)

Kensington having performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing Date;

(c)	Kensington having delivered to the Company a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain closing conditions;

(d)

other than those persons identified as continuing directors in accordance with the Business Combination Agreement, all members of the board of directors of Kensington having executed written resignations effective as of the Initial Merger Effective Time; and

(e)	no Kensington Material Adverse Effect having occurred between the date of the Business Combination Agreement and the Closing Date.

Termination

The Business Combination Agreement may be terminated and the Proposed Transactions may be abandoned at any time prior to the Initial Merger Effective Time (and with respect to (a) and (c) below only, the Second Merger Effective Time), notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Proposed Transactions by the shareholders of the Company or Kensington, as follows:

(a)	by mutual written consent of Kensington and the Company;

(b)

by Kensington or the Company, if the Initial Merger Effective Time has not occurred prior to August 27, 2023 (the “Outside Date”) unless otherwise agreed by Kensington or the Company; provided, however, that the Business Combination Agreement may not be terminated due to the Initial Merger Effective Time not occurring prior to the Outside Date by or on behalf of any party (A) that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of the conditions to the consummation of the Proposed Transactions on or prior to the Outside Date, or (B) against which any legal proceeding is brought by a party to the Business Combination Agreement for specific performance or injunctive or other forms of equitable relief in connection with the Business Combination Agreement (which prohibition on such party’s right to terminate the Business Combination Agreement continues throughout the pendency of such legal proceeding);

(c)

by Kensington or the Company, if any Governmental Authority has enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and non-appealable and has the effect of making consummation of the Proposed Transactions illegal or otherwise prevents or prohibits consummation of the Proposed Transactions;

(d)	by Kensington or the Company, if any of the Kensington Proposals fail to receive the requisite vote for approval at the Kensington Shareholders’ Meeting;

(e)

by Kensington if (i) the required approval by the Company’s shareholders has not been obtained at the Company Shareholders Meeting; or (ii) there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of the Company or PubCo set forth in the Business Combination Agreement, or if any representation or warranty of the Company or PubCo has become untrue, in either case such that the closing conditions with respect to the accuracy of the representations and warranties and the performance of the agreements and covenants of the Company and PubCo specified above would not be satisfied (“Terminating Company Breach”); provided, however, that Kensington has not waived such Terminating Company Breach and Kensington is not then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided further, however, that, if such Terminating Company Breach is curable by the Company or PubCo, Kensington may not terminate the Business Combination Agreement under this provision for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of the breach is provided by Kensington to the Company; or

(f)

by the Company if there is an occurrence of a breach of any representation, warranty, covenant or agreement on the part of Kensington set forth in the Business Combination Agreement, or if any representation or warranty of Kensington has become untrue, in either case such that the closing conditions with respect to the accuracy of the representations and warranties and the performance of the agreements

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and covenants of Kensington specified above would not be satisfied (“Terminating Kensington Breach”); provided, however, that the Company has not waived such Terminating Kensington Breach and neither the Company nor PubCo is then in material breach of its representations, warranties, covenants or agreements in the Business Combination Agreement; provided further, however, that, if such Terminating Kensington Breach is curable by Kensington, the Company may not terminate the Business Combination Agreement under this section for so long as Kensington continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty days after notice of such breach is provided by the Company to Kensington.

Effect of Termination

If the Business Combination Agreement is terminated, the agreement will forthwith become void, and there will be no liability under the Business Combination Agreement on the part of any party thereto, except as set forth in the Business Combination Agreement, in the case of termination subsequent to a willful material breach of the Business Combination Agreement by a party thereto, or in the case of fraud.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide investors and security holders with information regarding its terms. It is not intended to provide any other factual information about Kensington, the Company or its subsidiaries, or PubCo. In particular, the assertions embodied in representations and warranties by Kensington, the Company and PubCo contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, investors and security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Kensington, the Company, its subsidiaries, or PubCo.

Sponsor Support Agreement

Concurrently with the execution of the Business Combination Agreement, Kensington, the Company and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”), pursuant to which, among other things, the Sponsor agreed to (i) vote in favor the proposals to be voted upon at the Kensington Shareholders Meeting in connection with the business combination, including approval of the Business Combination Agreement and the transactions contemplated thereby and (ii) forfeit a number of Kensington Class B Ordinary Shares in proportion to the number of Kensington Class A Ordinary Shares that are redeemed in connection with the Business Combination.

The foregoing description of the Sponsor Support Agreement is qualified in its entirety by reference to the full text of the Sponsor Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Registration Rights and Lock-Up Agreement

At the Closing, PubCo, the Sponsor and certain shareholders of the Company will enter into a Registration Rights and Lock-Up Agreement (the “Registration Rights Agreement”) pursuant to which, among other things, (i) the Sponsor and such shareholders of the Company will be granted certain registration rights with respect to their respective equity securities of PubCo, and (ii) the Sponsor will agree not to effect any sale or distribution of any equity securities of PubCo held by the Sponsor during the lock-up period described therein (subject to certain exceptions), in each case, on the terms and subject to the conditions therein.

The foregoing description of the Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Registration Rights Agreement, a copy of which is filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

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Item 7.01.	Regulation FD Disclosure

On April 6, 2023, Kensington and the Company issued a joint press release announcing the execution of the Business Combination Agreement and announcing that Kensington and the Company will hold a conference call on April 6, 2023 at 5:00 p.m. Eastern Time (the “Conference Call”). A copy of the press release, which includes information regarding participation in the Conference Call, is attached hereto as Exhibit 99.1 and incorporated herein by reference. The script that Kensington and the Company intend to use for the Conference Call is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Attached as Exhibit 99.3 to this Current Report on Form 8-K and incorporated herein by reference is the form of presentation to be used by Kensington in presentations for certain of Kensington’s shareholders and other persons.

The information provided in this Section 7.01, including the exhibits incorporated herein by reference, shall not be deemed to be filed for purposes of Section 18 of the Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act.

FORWARD-LOOKING STATEMENTS

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995, each as amended. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics, projections of market opportunity, expectations and timing related to product development, potential benefits of the Proposed Transactions, and expectations related to the terms and timing of the Proposed Transactions. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of the Company’s and Kensington’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied upon by any investors as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of the Company and Kensington. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s and Kensington’s securities, (ii) the risk that the Business Combination may not be completed by Kensington’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kensington, (iii) the failure to satisfy the conditions to the consummation of the Business Combination, including, but not limited to, the adoption of the Business Combination Agreement by the shareholders of the Company and Kensington, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination Agreement, (v) the effect of the announcement or pendency of the Business Combination on the Company’s business relationships, performance, and business generally, (vi) the outcome of any legal proceedings that may be instituted against the Company, Kensington or PubCo related to the Business Combination Agreement or the Business Combination, (v) the ability to maintain the listing of Kensington’s securities on the New York Stock Exchange and the Company’s securities on Nasdaq, (vi) the price of Kensington’s, the Company’s and post-combination PubCo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company business and changes in the combined capital structure, and (vii) the risk that the post-combination company’s securities will not be approved for listing on Nasdaq or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by the Company with the SEC from time to time, which will continue to apply to the post-combination company, and in the “Risk Factors” section of Kensington’s Annual Report on Form 10-K filed with the SEC on April 3, 2023, and other documents filed by Kensington with the SEC from time to time. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither the Company or Kensington presently know or that the Company and Kensington currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements

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reflect the Company’s and Kensington’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. The Company and Kensington anticipate that subsequent events and developments will cause the Company’s and Kensington’s assessments to change. However, while the Company and Kensington may elect to update these forward-looking statements at some point in the future, the Company and Kensington specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s or Kensington’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Neither the Company, Kensington, nor any of their respective affiliates have any obligation to update this Current Report on Form 8-K other than as required by law.

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with the Proposed Transactions, PubCo plans to file the Proxy/Registration Statement with the SEC, which will include a prospectus with respect to the Proposed Transactions and a proxy statement of Kensington. The Company and Kensington also plan to file other documents and relevant materials with the SEC regarding the Proposed Transactions. After the Proxy/Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the shareholders of Kensington. SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY/REGISTRATION STATEMENT (INCLUDING ALL AMENDMENDS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THER ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTIONS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND THE PARTIES TO THE PROPOSED TRANSACTIONS. Shareholders will be able to obtain free copies of the Proxy/Registration Statement and other documents containing important information about the Company and Kensington once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

PARTICIPANTS IN THE SOLICITATION

The Company, Kensington, PubCo, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Transactions. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kensington’s directors and executive officers in Kensington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 3, 2023, and regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 27, 2022. Information concerning the interests of the foregoing participants in the solicitation, which may, in some cases, be different from those of Kensington’s shareholders generally, will be set forth in the Proxy/Registration Statement relating to the Proposed Transactions when it becomes available.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

9

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Exhibit

2.1*	Business Combination Agreement, dated as of April 6, 2023, between Kensington and the Company.

10.1	Sponsor Support Agreement, dated as of April 6, 2023, by and among the Sponsor, Kensington and the Company.

10.2	Form of Registration Rights and Lock-Up Agreement by and among PubCo, the Sponsor and certain shareholders of the Company.

99.1	Press Release, dated April 6, 2023.

99.2	Conference Call Script.

99.3	Investor Presentation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Certain schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule will be furnished to the SEC upon request.

10

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 7, 2023

KENSINGTON CAPITAL ACQUISITION CORP. V

By:	/s/ Daniel Huber
Name:	Daniel Huber
Title:	Chief Financial Officer

Exhibit 2.1

EXECUTION VERSION

BUSINESS COMBINATION AGREEMENT

between

Kensington Capital Acquisition Corp. V

and

Arrival

Dated as of April 6, 2023

i

EXHIBIT A	Form of Sponsor Support Agreement

EXHIBIT B	Form of Registration Rights Agreement

EXHIBIT C	Form of Luxembourg Terms of Initial Merger

EXHIBIT D	Form of Cayman Plan of Merger

SCHEDULE A	Company Knowledge Parties

Company Disclosure Schedule

Kcompany Disclosure Schedule

BUSINESS COMBINATION AGREEMENT

This Business Combination Agreement dated as of April 6, 2023 (this “Agreement”) is between (i) Kensington Capital Acquisition Corp. V, a Cayman Islands exempted company incorporated with limited liability (“Kcompany”), and (ii) Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the Luxembourg register of commerce and companies (Registre de commerce et des sociétés, Luxembourg, the “RCS”) under number B248209 (the “Company”). Capitalized terms used but not defined elsewhere herein have the meanings assigned to them in Section 1.01.

WHEREAS, Kcompany is a special purpose acquisition company incorporated as an exempted company with limited liability in the Cayman Islands for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses;

WHEREAS, the Company shall cause its wholly owned direct subsidiary, Arrival Luxembourg SARL, a private limited liability company (société à responsabilité limitée) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the RCS under number B200789 (“Arrival Luxembourg”), to incorporate Arrival PubCo, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg which shall have its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and which shall be registered with the RCS (“PubCo”) for the purpose of making acquisitions and investments, with the objective of acting as the publicly traded holding company for its investee entities;

WHEREAS, PubCo, upon incorporation, shall become a party to this Agreement;

WHEREAS, on the Closing Date, Kcompany will merge with and into PubCo, with PubCo being the surviving entity (the “Initial Merger”), and each issued and outstanding Kcompany Share will be exchanged for a number of PubCo Ordinary Shares based on the Exchange Ratio pursuant to a share capital increase of PubCo, and each outstanding Kcompany Warrant will, by its terms, automatically cease to represent a right to acquire Kcompany Class A Ordinary Shares and shall automatically represent a right to acquire PubCo Ordinary Shares based on the Exchange Ratio, in each case, on the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Cayman Islands Companies Act (As Revised) (the “Cayman Act”) and the Luxembourg law of 10 August 1915 on commercial companies, as amended (the “Luxembourg Company Law”);

WHEREAS, on the Closing Date, immediately after the effectiveness of the Initial Merger but prior to the effectiveness of the Second Merger, PubCo will redeem and cancel the shares held by the initial sole shareholder of PubCo pursuant to a share capital reduction of PubCo (the “Redemption”) that will be resolved upon on the Approval Date;

WHEREAS, on the Closing Date, immediately following the effectiveness of the Initial Merger and the Redemption, the Company will merge with and into PubCo (the “Second Merger” and together with the Initial Merger, the “Mergers”), with PubCo being the surviving entity, and each issued and outstanding Company Share will be automatically exchanged for one PubCo Ordinary Share pursuant to a share capital increase of PubCo that will be resolved upon on the Approval Date, in each case, on the terms and subject to the conditions set forth in this Agreement and in accordance with the Luxembourg Company Law;

WHEREAS, concurrently herewith, Kcompany, Kensington Capital Sponsor V LLC (the “Sponsor”), and the Company are entering into the Sponsor Support Agreement (the “Sponsor Support Agreement”) in the form attached hereto as Exhibit A, pursuant to which, among other things, the Sponsor will vote its Kcompany Class B Ordinary Shares in favor of this Agreement and the other Transactions at the time specified therein;

WHEREAS, at the Closing, Kcompany, PubCo and the warrant agent thereunder shall enter into an assignment assumption and amendment agreement in form reasonably satisfactory to each of Kcompany, PubCo and such warrant agent (the “Assignment, Assumption and Amendment Agreement”), effective upon the Initial Merger Effective Time, pursuant to which Kcompany will assign to PubCo all of its rights, interests, and obligations in and under the Warrant Agreement, which will amend the Warrant Agreement to change all references to Warrants (as such term is defined therein) to PubCo Warrants (and all references to Ordinary Shares (as such term is defined therein) underlying such warrants to PubCo Ordinary Shares) and which will cause each whole outstanding PubCo Warrant to represent the right to receive, from the Initial Merger Effective Time, one whole PubCo Ordinary Share;

WHEREAS, at the Closing, the Sponsor, PubCo and certain shareholders of the Company shall enter into a Registration Rights Agreement (the “Registration Rights Agreement”) effective upon the Second Merger Effective Time, in the form attached hereto as Exhibit B pursuant to which, among other things (i) the Sponsor and such shareholders will be granted certain registration rights with respect to their equity securities of PubCo, and (ii) the Sponsor will agree not to effect any sale or distribution of any equity securities of PubCo held by the Sponsor during the lock-up period described therein (subject to certain exceptions), in each case, on the terms and subject to the conditions therein;

WHEREAS, the board of directors of Kcompany (the “Kcompany Board”) has (i) determined that the Transactions are in the commercial interests of Kcompany and its shareholders, (ii) approved this Agreement, the Ancillary Agreements to which Kcompany is or will be a party and the transactions contemplated hereby and thereby, and (iii) resolved to recommend, among other things, approval of this Agreement and the transactions contemplated by this Agreement by the holders of Kcompany Shares entitled to vote thereon;

WHEREAS, the board of directors of the Company (the “Company Board”) has (i) determined that the Transactions are in the best interests of the Company and fair to the Company Shareholders, (ii) approved this Agreement, the Ancillary Agreements to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Transactions) and (iii) acknowledged that, unless this Agreement has been terminated in accordance with Section 9.01, this Agreement and the Transactions be submitted for consideration by the Company’s shareholders, to the extent required by the Luxembourg Company Law and the Company Articles of Association; and

WHEREAS, the Company shall procure that, (i) the director(s) (the “PubCo Board”), following the incorporation of PubCo, shall (A) determine that the Transactions are in the best interests of PubCo and its sole shareholder, and (B) approve this Agreement, the Ancillary Agreements to which PubCo is or will be a party and the transactions contemplated hereby and thereby and (ii) the sole shareholder of PubCo following the incorporation of PubCo shall adopt a resolution, where necessary, approving this Agreement, the Ancillary Agreements to which PubCo is or will be a party and the transactions contemplated hereby and thereby;

NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I.

DEFINITIONS

SECTION 1.01.    Certain Definitions. For purposes of this Agreement:

“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.

“Ancillary Agreements” means the Sponsor Support Agreement, the Assignment, Assumption and Amendment Agreement, and the Registration Rights Agreement.

“Approval Date” means the date on which the sole shareholder of PubCo approves the transactions set forth in Sections 2.02 and 2.03.

“Business Data” means all business information and data, including Personal Information (whether of employees, contractors, consultants, customers, consumers, or other persons and whether in electronic or any other form or medium) that is accessed, collected, used, processed, stored, shared, distributed, transferred, disclosed, destroyed, or disposed of by a Group Company in the course of the conduct of the business of such Group Company.

“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY or in Luxembourg (the Grand Duchy of Luxembourg) or the Cayman Islands.

“Business Systems” means all Software, computer hardware (whether general or special purpose), electronic data processing, information, record keeping, communications, or telecommunications networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, that are owned or used in the conduct of the business of any Group Company.

“Change of Control” shall be deemed to have occurred if there is a closing of a transaction that is (i) a sale of all or substantially all of the assets of the Company; (ii) a sale, series of sales, or merger or other transactions resulting in more than fifty percent (50%) of the voting stock of the Company or of any entity directly or indirectly controlling the Company being held by a third party; (iii) a transaction or provision that gives a third party the right to appoint a majority of the Board of Directors of the Company or of any entity directly or indirectly controlling the Company; or (iv) the liquidation or dissolution of the Company with respect to which there are or were distributable assets.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Acquisition Proposal” means any proposal or offer from any person or group of persons (other than Kcompany or its affiliates) relating to, in a single transaction or a series of related transactions, any direct or indirect acquisition or purchase of a business that constitutes 50% or more of the assets of any Group Company or 50% or more of the total voting power of the equity securities of any Group Company, or that would result in a change in control of the Company, whether by way of merger, asset purchase, equity purchase or otherwise; provided, however, that none of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.

“Company Articles of Association” means the coordinated articles of association of Arrival, a société anonyme governed by the laws of the Grand Duchy of Luxembourg registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B248209 and incorporated by Me Edouard Delosch, Public Notary in Luxembourg, on October 27, 2020, as amended.

“Company Convertible Notes” means the convertible notes issued by the Company on November 23, 2021, pursuant to the indenture among the Company and U.S. Bank National Association, as trustee.

“Company Equity Awards” means the Company Options, Company RSUs and Company Restricted Shares.

“Company Equity Plans” means the (a) Company Incentive Compensation Plan, (b) Company Share Option Plan and (c) Company Restricted Share Plan.

“Company Incentive Compensation Plan” means the Arrival Incentive Compensation Plan.

“Company IP” means, collectively, all Company-Owned IP and Company-Licensed IP.

“Company-Licensed IP” means all Intellectual Property Rights owned or purported to be owned by a third party and licensed to one or more of the Group Companies or to which one or more of the Group Companies otherwise has a right to use.

“Company Material Adverse Effect” means any event, circumstance, change, development, effect or occurrence (collectively “Effect”) that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of the Group Companies taken as a whole, or (b) prevent, materially delay or materially impede the performance by the Company or PubCo of its obligations under this Agreement or the consummation of the Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law (including any COVID-19 Measures) or IFRS; (ii) events or conditions generally affecting the industries or geographic areas in which the Group Companies operate; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19), or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God; (vi) any actions taken or not taken by a Group Company or PubCo as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities); (viii) any failure in and of itself to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position, provided that this clause (viii) shall not prevent a determination that any change, event, or occurrence underlying such failure has resulted in a Company Material Adverse Effect; or (ix) any actions taken, or failures to take action, in each case, which Kcompany has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (i) through (iii), to the extent that the Group Companies, taken as a whole, are, or PubCo is, materially and disproportionately affected thereby as compared with other participants in the industries in which they operate.

“Company Option Plan” means the Arrival Share Option Plan 2020.

“Company Options” means all options to purchase Company Shares, whether or not exercisable and whether or not vested, under the Company Equity Plans that are outstanding immediately prior to the Second Merger Effective Time.

“Company-Owned IP” means all Intellectual Property Rights owned or purported to be owned by one or more of the Group Companies.

“Company Restricted Share Plan” means the Arrival Restricted Share Plan 2020.

“Company Restricted Shares” means all restricted Company Shares, whether or not vested, granted under the Company Restricted Share Plan that are outstanding immediately prior to the Second Merger Effective Time.

“Company RSUs” means all restricted share units that comprise Company Shares, whether or not vested, granted under the Company Equity Plans that are outstanding immediately prior to the Second Merger Effective Time.

“Company Shares” means the shares of the Company with an accounting value per share each.

“Company Shareholders” means, collectively, the holders of Company Shares as of any determination time prior to the Second Merger Effective Time.

“Company Shareholders Meeting” means the meeting of the Company Shareholders, including any adjournment or postponement thereof in accordance with the terms of this Agreement.

“Company Warrants” means warrants to purchase Company Shares.

“Confidential Information” means any proprietary information, knowledge or data concerning the businesses and affairs of the Group Companies or any Suppliers or customers of the Group Companies or Kcompany (as applicable) that is not already generally available to the public.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.

“COVID-19” shall mean SARS-CoV-2 or COVID-19, and any evolutions or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester, workplace safety or similar Law promulgated by any Governmental Authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act and Families First Act.

“Daily VWAP” means, for any Trading Day, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “ARVL <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day. The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

“Disabling Devices” means undisclosed Software viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, or other computer instructions, intentional devices or techniques that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, maliciously encumber, hack into, incapacitate, infiltrate or slow or shut down a computer system or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner.

“Emergency Actions” means any action (or omission) as being required on short notice for the prevention of danger to any person or material damage to any asset or property.

“Environmental Claims” means any civil, criminal or administrative action, suit, hearing, lien, demand, claim, order, decree, judgment, investigation, notice of liability or potential liability, notice of violation, injunctive relief, complaint, lawsuit or other legal or administrative proceeding by any person alleging, or any obligation involving, liability (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from ownership, lease, operation or use of the business or assets of the Group Companies or relating to any real property currently or formerly owned, leased, operated or used by the Group Companies, including the presence, Release of, any Hazardous Substances, or any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.

“Environmental Laws” means all Laws relating to: (a) releases or threatened releases of Hazardous Substances or materials containing Hazardous Substances; (b) the manufacture, handling, transport, use, treatment, sale, distribution, labeling, recycling, processing, testing, storage, importation, exportation or disposal of Hazardous Substances or materials containing Hazardous Substances; or (c) pollution or protection of the environment or natural resources or human health and safety (to the extent relating to exposure to Hazardous Substances).

“Environmental Notice” means any directive, notice of violation, infraction, notice, warning letter or notice, information request or other communication respecting any Environmental Claim, any Release or compliance or non-compliance with, or liability or potential liability under, or compliance or non-compliance with any Environmental Law or any term or condition of any Environmental Permit.

“Exchange Ratio” means $17.00 divided by the Daily VWAP for the Company Shares for each of the ten consecutive Trading Days immediately preceding the fourth day prior to the Kcompany Shareholders Meeting.

“Export Laws” means (a) all laws imposing trade sanctions on any person, including, all laws administered by the U.S. Department of the Treasury Office of Foreign Assets Control, all sanctions laws or embargos imposed or administered by the U.S. Department of State, the United Nations Security Council, all anti-boycott Laws administered by the U.S. Department of State or the Department of Treasury, and any other trade sanctions imposed by any governmental authority with jurisdiction over the Company or its products, and (b) all laws relating to the import, export, re-export, or transfer of information, data, goods, and technology, including the Export Administration Regulations administered by the U.S. Department of Commerce, the International Traffic in Arms Regulations administered by the U.S. Department of State, and any other export control restrictions imposed by any governmental authority with jurisdiction over the Company or its products; provided, however, “Export Laws” shall not include Privacy/Data Security Laws.

“Foreign Investment Laws” shall mean any laws in a given jurisdiction designed or intended to prohibit, restrict or regulate actions (a) by foreigners to acquire interests in or control over domestic equities, securities, entities, assets, land or interests, or (b) to acquire interests in or control over equities, securities, entities, assets, land or interests that might harm domestic national security or public interest.

“GAAP” means United States generally accepted accounting principles.

“Group Company” and “Group Companies” means, collectively, the Company and its subsidiaries, excluding (i) Arrival Automotive AU Pty Ltd, (ii) Arrival Automotive EV Parts Procurement (Shanghai) Limited, (iii) Arrival Automotive FR, (iv) Arrival Automotive India Private Limited, (v) Arrival Israel Ltd, (vi) Arrival LT, UAB, (viii) Arrival Automotive (Mauritius) Ltd, (ix) Arrival Elements MX, S. de R.L. de C.V. and (x) Arrival Automotive PTE Ltd.

“Hazardous Substance” means any material, substance, waste or other pollutant or contaminant that is regulated by, or for which standards of conduct may be imposed or may give rise to liability pursuant to, any Environmental Law, including any petroleum products or byproducts, noise, odor, mold, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroalkyl substances, or radon.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards, as adopted by the International Accounting Standards Board, as in effect from time to time.

“Initial Merger Consideration” means the sum of all PubCo Ordinary Shares receivable by Kcompany Shareholders pursuant to Section 2.02(f)(i).

“Intellectual Property Rights” means any and all of the following and all rights in, arising out of, or associated therewith, throughout the world: (a) patents, patent applications and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, revisions, extensions or reexaminations thereof; (b) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing; (c) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof; (d) trade secrets and know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting data (including pricing and cost information), and all other data, databases and database rights; (e) Internet domain names and social media accounts; (f) rights of privacy and publicity and all other intellectual property or proprietary rights of any kind or description recognized under applicable Laws; (g) copies and tangible embodiments of any of the foregoing, in whatever form or medium; and (h) all legal rights arising from items (a) through (f), including the right to prosecute and perfect such interests and rights to sue, oppose, cancel, interfere, and enjoin based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.

“Kcompany Class A Ordinary Shares” means Kcompany’s Class A ordinary shares, $0.0001 par value.

“Kcompany Class B Ordinary Shares” means Kcompany’s Class B ordinary shares, $0.0001 par value.

“Kcompany MAA” means Kcompany’s amended and restated memorandum and articles of association adopted and effective on August 16, 2021.

“Kcompany Material Adverse Effect” means any Effect that, individually or in the aggregate with all other Effects, is or would reasonably be expected to (a) have a material adverse effect on the business, condition (financial or otherwise), assets, liabilities or operations of Kcompany; or (b) prevent, materially delay or materially impede the performance by Kcompany of its obligations under this Agreement or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Kcompany Material Adverse Effect: (i) any change or proposed change in or change in the interpretation of any Law (including any COVID-19 Measures) or GAAP; (ii) events or conditions generally affecting the industries or geographic areas in which Kcompany operates; (iii) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (iv) acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks (including COVID-19) or any escalation or worsening of any such acts of war, sabotage, civil unrest, terrorism, epidemics, pandemics or disease outbreaks, or changes in global, national, regional, state or local political or social conditions; (v) any hurricane, tornado, flood, earthquake, natural disaster, or other acts of God, (vi) any actions taken or not taken by Kcompany as required by this Agreement or any Ancillary Agreement; (vii) any Effect attributable to the announcement or execution, pendency, negotiation or consummation of the Transactions; or (viii) any actions taken, or failures to take action, in each case, which the Company has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (i) through (iii), to the extent that Kcompany is materially and disproportionately affected thereby as compared with other participants in the industries in which Kcompany operates.

“Kcompany Ordinary Resolution” means an Ordinary Resolution (as defined in the KCompany MAA), being the affirmative vote of at least a majority of the votes cast by the holders of the issued Kcompany Ordinary Shares present in person or represented by proxy and entitled to vote at the Kcompany Shareholders Meeting.

“Kcompany Ordinary Shares” means, collectively the Kcompany Class A Ordinary Shares and the Kcompany Class B Ordinary Shares.

“Kcompany Preference Shares” means Kcompany’s preference shares, par value $0.0001 per share, authorized pursuant to and having the rights and subject to the obligations of the Kcompany MAA.

“Kcompany Private Placement Warrants” means the private warrants to purchase Kcompany Class A Ordinary Shares contemplated by the Warrant Agreement, with each warrant exercisable for one Kcompany Class A Ordinary Share at an exercise price of $11.50.

“Kcompany Public Warrants” means the public warrants to purchase Kcompany Class A Ordinary Shares contemplated by the Warrant Agreement, with each warrant exercisable for one Kcompany Class A Ordinary Share at an exercise price of $11.50.

“Kcompany Securities” means collectively, the Kcompany Shares and the Kcompany Warrants.

“Kcompany Shareholder” means any holder of Kcompany Ordinary Shares or Kcompany Preference Shares as of any determination time prior to the Initial Merger Effective Time.

“Kcompany Shareholders Meeting” means a general meeting (whether an annual general meeting or extraordinary general meeting) of Kcompany to be held for the purpose of approving the Kcompany Proposals.

“Kcompany Shares” means collectively, the Kcompany Ordinary Shares and the Kcompany Preference Shares.

“Kcompany Special Resolution” means a Special Resolution under the Cayman Act, being the affirmative vote of at least two-thirds of the votes cast by the holders of the issued Kcompany Ordinary Shares present in person or represented by proxy and entitled to vote at the Kcompany Shareholders Meeting.

“Kcompany Units” means units, each consisting of one Kcompany Class A Ordinary Share and three quarters of a Kcompany Public Warrant.

“Kcompany Warrants” means the Kcompany Public Warrants and the Kcompany Private Placement Warrants.

“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Schedule A after reasonable inquiry, and in the case of Kcompany, the actual knowledge of Justin Mirro and Daniel Huber after reasonable inquiry.

“Leased Real Property” means the real property leased, subleased, licensed, sublicensed, or otherwise occupied by any Group Company pursuant to an occupancy agreement, by any Group Company as tenant, subtenant, licensee, or sublicensee, together with, to the extent leased by any Group Company, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of any Group Company relating to the foregoing.

“Lien” means any lien, security interest, mortgage, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws, and not including any license of Intellectual Property Rights).

“Lookback Date” means March 24, 2021.

“Merger Consideration” means collectively, the Initial Merger Consideration and the Shareholder Merger Consideration;

“Open Source Software” means any Software that is licensed pursuant to: (a) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL); or (b) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation.

“Organizational Documents” means, with respect to any person, its certificate of incorporation and bylaws, memorandum and articles of association or similar organizational documents, in each case, as amended.

“Permitted Liens” means: (a) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair the current use of any Group Company’s assets that are subject thereto; (b) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens; (c) Liens for Taxes not yet due and payable, or being contested in good faith; (d) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities, (e) non-exclusive licenses, sublicenses or other rights to Intellectual Property Rights owned by or licensed to any Group Company or granted to any licensee in the ordinary course of business (f) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (g) Liens identified in the financial statements included in the Company SEC Reports, and (h) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.

“Permitted Financing” means any transaction involving the raising of capital, whether in the form of equity, debt, convertible security or other form of financing by the Company, in a single transaction or a series of related transactions, provided, however, that (a) such financing(s) shall not result in any direct or indirect acquisition or purchase of 50% or more of the total voting power of the equity securities of any Group Company or in a Change of Control of the Company, (b) none of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby shall constitute a Permitted Financing, and (c) in no event shall a Variable Rate Transaction be a Permitted Financing.

“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means any information defined as “personal information,” “personal data,” “personally identifiable information,” or any equivalent term under applicable Law, including any such information that is (a) related to an identified or identifiable individual

(e.g., name, address telephone number, email address, financial account number, government-issued identifier) or (b) used by the Company to identify, contact, or precisely locate an individual, including any internet protocol address or other persistent identifier.

“Plan” means all Listed Plans and all bonus, stock purchase, restricted stock, equity or equity-based, incentive, deferred compensation, retiree medical or life insurance, retirement, supplemental retirement, severance, retention, separation, health, welfare, fringe benefit, sick pay and vacation plans or arrangements or other material employee benefit plans, programs, ex gratia promises, policies, agreements or arrangements, whether or not subject to ERISA, whether formal or informal, whether written or oral, in each case, which is sponsored or maintained by a Group Company, or to which a Group Company contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors or directors of a Group Company or their spouses, beneficiaries or dependents, or with respect to which a Group Company has or may have any liability, contingent or otherwise.

“Privacy/Data Security Laws” means all Laws governing (a) the receipt, collection, use, storage, processing, sharing, security, disclosure, or transfer of Personal Information or (b) the security of Company’s Business Systems or Business Data.

“Products” mean any products or services, developed, manufactured, performed, out-licensed, sold, distributed or otherwise made commercially available by or on behalf of any Group Company and from whose sale or provision any Group Company has derived previously, is currently deriving revenue.

“PubCo Charter” means the articles of association of PubCo as included in the Luxembourg Merger Documents, to be effective from the Initial Merger Effective Time.

“PubCo Ordinary Share” means ordinary shares of PubCo with an accounting par value per share each.

“Redemption Rights” means the redemption rights provided for in Section 49 of the Kcompany MAA.

“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping of a Hazardous Substance into or through the environment.

“Requisite Approval” means approval of the Transactions, to the extent required by the Luxembourg Company Law and the Company Articles of Association, by the affirmative vote by holders of at least two thirds of the Company Shares who attend and vote at the Company Shareholders Meeting, subject to the quorum requirements in accordance with the Luxembourg Company Law and the Company Articles of Association.

“RESA” means the Recueil Electronique des Sociétés et Associations (the Luxembourg official gazette).

“Sanctions” means any economic sanctions administered or enforced by the U.S. government, including, but not limited to, the U.S. Department of the Treasury, Office of Foreign Assets Control; the United Nations Security Council; or other relevant governmental authority with jurisdiction over the Company or its products.

“Securities Laws” means the securities laws of any state, federal or foreign entity and the rules and regulations promulgated thereunder.

“Shareholder Merger Consideration” means the sum of all PubCo Ordinary Shares receivable by Company Shareholders pursuant to Section 2.03(f)(i);

“Software” means all computer software (in object code or source code format), and related documentation and materials.

“subsidiary” or “subsidiaries” of any party or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.

“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services that are utilized in or comprise the Products of any Group Company.

“Taxing Authority” means the IRS and any other Governmental Authority responsible for the collection, assessment or imposition of any Tax or the administration of any Law relating to any Tax.

“Trading Day” means a day on which trading in the Company Shares generally occurs on Nasdaq.

“Transaction Documents” means this Agreement, including all Schedules and Exhibits hereto, the Company Disclosure Schedule, the Ancillary Agreements, the PubCo Joinder, and all other agreements, certificates and instruments executed and delivered by Kcompany, the Company or PubCo in connection with the Transactions.

“Transactions” means the transactions contemplated by this Agreement and the other Transaction Documents.

“Treasury Regulations” means the United States Treasury regulations issued pursuant to the Code.

“Variable Rate Transaction” means a transaction in which the Company or PubCo (a) issues or sells any Company Shares or PubCo Ordinary Shares or equity or debt securities that are convertible into, exchangeable or exercisable for, or include the right to receive additional Company Shares or PubCo Ordinary Shares either (i) at a conversion price, exercise price, exchange rate or other price that is based upon and/or varies with the trading prices of or quotations for the Company Shares at any time after the initial issuance of such equity or debt securities, or (ii) with a conversion, exercise or exchange price that is subject to being reset at some future date after the initial issuance of such equity or debt security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company Shares (including, without limitation, any “full ratchet” or “weighted average” anti-dilution provisions, but not including any standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split, share subdivision or other similar transaction) or (b) issues or sells any equity or debt securities, including without limitation, Company Shares or PubCo Ordinary Shares at a price that is subject to being reset at some future date after the initial issuance of such debt or equity security or upon the occurrence of specified or contingent events directly or indirectly related to the business of the Company or the market for the Company Shares (other than standard anti-dilution protection for any reorganization, recapitalization, non-cash dividend, stock split, share subdivision or other similar transaction) except, in the case of all the foregoing, to the extent such transaction is a Variable Rate Transaction only because of the variability of the Exchange Ratio.

“Warrant Agreement” means the Warrant Agreement, dated as of August 12, 2021, by and between Kcompany and Continental Stock Transfer & Trust Company, a New York corporation, as warrant agent.

SECTION 1.02.    Further Definitions. The following terms have the meaning set forth in the Sections set forth below:

Defined Term	Location of Definition

Accession Date	Article IV
Action	3.09
Additional Proposal	7.01(a)
Adjournment Proposal	7.01(a)
Agreement	Preamble
Alternative Transaction	7.06
Antitrust Laws	7.14(a)
Arrival Luxembourg	Recitals
Assignment, Assumption and Amendment Agreement	Recitals
Assumed Option	2.03(f)(ii)
Auto Enrolment Laws	3.10(b)
BCA Proposal	7.01(a)
Blue Sky Laws	3.05(b)
Cayman Act	Recitals
Cayman Plan of Merger	2.02(a)
Claims	6.03
Class B Conversion	2.02(e)
Closing	2.01
Closing Date	2.01
Company	Preamble
Company Affiliate Agreement	3.21
Company Board	Recitals
Company Certificates	2.05(d)
Company Disclosure Schedule	Article III
Company Letter of Transmittal	2.05(a)
Company Permits	3.06
Company SEC Reports	3.07(a)
Confidentiality Agreement	7.04(b)

Converted RSU Award	2.03(f)(iii)
D&O Tail	7.08
Data Security Requirements	3.13(i)
Defending Party	7.18
DPA	5.15
DTC	2.05(b)
Effect	1.01
Environmental Permits	3.15(d)
Equity Plan	7.07
ERISA	3.10(a)
ERISA Affiliate	3.10(c)
Exchange Act	3.05(b)
Exchange Agent	2.05(a)
Governmental Authority	3.05(b)
Initial Merger	Recitals
Initial Merger Documents	2.02(a)
Initial Merger Effective Time	2.02(a)
Initial Merger Shareholder Resolution	2.02(b)
Initial Shares	4.03(a)
Initial Surviving Company	2.02(b)
Intended Tax Treatment	2.07
IP Licenses	3.13(c)
IRS	3.10(g)
Kcompany	Preamble
Kcompany Affiliate Agreement	5.18
Kcompany Board	Recitals
Kcompany Certificates	2.05(c)
Kcompany Disclosure Schedule	Article V
Kcompany Letter of Transmittal	2.05(a)
Kcompany Plan	5.13
Kcompany Proposals	7.01(a)
Kcompany SEC Reports	5.07(a)
Kcompany Shareholder Approval	5.10(b)
Law	3.05(a)
Lease	3.12(b)
Listed Plan	3.10(a)
Lost Certificate Affidavit	2.05(f)
Luxembourg Company Law	Recitals
Luxembourg Merger Documents	2.02(a)
Material Contracts	3.16(a)
Mergers	Recitals
Money Purchase Benefits	3.10(h)
Nasdaq	3.05(b)
NYSE	5.07(d)
Outside Date	9.01(b)
Outstanding Company Transaction Expenses	2.04(c)

Outstanding Kcompany Transaction Expenses	2.04(d)
Post-Signing Returns	7.12(c)
Premium Cap	7.08
Proxy/Registration Statement	7.01(a)
PubCo	Recitals
PubCo Board	Recitals
PubCo Joinder	7.20
PubCo Warrant	2.02(f)(ii)
RCS	Preamble
Redemption	Recitals
Registration Rights Agreement	Recitals
Registration Statement	7.01(a)
Regulatory Filing	7.10(c)
Remedies Exceptions	3.04
Representatives	7.04(a)
SEC	3.07(a)
Second Merger	Recitals
Second Merger Documents	2.03(a)
Second Merger Effective Time	2.03(a)
Second Merger Shareholder Resolution	2.03(b)
Second Surviving Company	2.03(b)
Securities Act	3.07(a)
Shareholder Certificates	2.05(d)
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Tax	3.14(p)
Tax Return	3.14(p)
Taxes	3.14(p)
Terminating Company Breach	9.01(f)
Terminating Kcompany Breach	9.01(g)
Transmittal Documents	2.05(d)
Trust Account	5.12
Trust Agreement	5.12
Trust Fund	5.12
Trustee	5.12
Unit Detachment	2.02(e)

SECTION 1.03.    Construction.

(a)    Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, (iv) the terms “Article,” “Section,” “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (v) the word “including” means “including without limitation,” (vi) the word “or” shall be disjunctive but not exclusive, (vii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and (viii) references to Laws shall include all rules and regulations promulgated thereunder and references to Laws shall be construed as including all statutory, legal and regulatory provisions consolidating, amending or replacing the statute or regulation.

(b)    The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(c)    Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

(d)    With regard to each and every term and condition of this Agreement and any and all agreements and instruments subject to the terms hereof, the parties hereto understand and agree that the same have or has been mutually negotiated, prepared and drafted, and if at any time the parties hereto desire or are required to interpret or construe any such term or condition or any agreement or instrument subject hereto, no consideration will be given to the issue of which party hereto actually prepared, drafted or requested any term or condition of this Agreement or any agreement or instrument subject hereto.

ARTICLE II.

THE TRANSACTION

SECTION 2.01.    Closing. The closing of the Transactions (the “Closing”) shall take place remotely by conference call and by electronic exchange of documents and signature pages as promptly as possible, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date or time as Kcompany and the Company may agree in writing; provided, however, that any notarial deed relating to the Company or PubCo as provided for under the provisions of this Article II shall be published in the RESA prior to the Closing and will be signed in person in wet-ink (under proxy as the case may be).

SECTION 2.02.    Initial Merger.

(a)    At least one month prior to the Approval Date, Kcompany and PubCo shall cause draft terms of merger, in substantially the form attached hereto as Exhibit C (with such modifications, amendments or supplements thereto as may be requested by the Expert, the Luxembourg notary and/or local authorities or required to comply with the Cayman Act or the Luxembourg Company Law), along with all other documentation and declarations required under the Luxembourg Company Law in connection with the Initial Merger and not waived by their shareholders, to be duly executed and properly filed with the RCS and published in the RESA to the extent required by the Luxembourg Company Law as well as made available at the registered offices of PubCo and Kcompany, in accordance with the relevant provisions of the Luxembourg Company Law (together, the “Luxembourg Merger Documents”). The Initial Merger will be approved by PubCo through the Initial Merger Shareholder Resolution on the Approval Date but it shall become effective between Kcompany and PubCo (and against third parties) on the date of the publication in the RESA and subject to (i) the execution of a plan of merger in substantially the form attached hereto as Exhibit D by each of PubCo and Kcompany (with such modifications, amendments or supplements thereto as may be required to comply with the Cayman Act and the Luxembourg Company Law or otherwise agreed between PubCo and Kcompany, the “Cayman Plan of Merger”) and the registration of such Cayman Plan of Merger and the filing of the other documents required under the Cayman Act with the Registrar of Companies of the Cayman Islands in accordance with the applicable provisions of the Cayman Act (such other documents, together with the Cayman Plan of Merger and the Luxembourg Merger Documents, the “Initial Merger Documents”) on such date (the time the Initial Merger becomes effective being referred to herein as the “Initial Merger Effective Time”).

(b)    In accordance with the Cayman Act and the Luxembourg Company Law, on the Approval Date, the sole shareholder of PubCo shall pass a shareholder resolution in front of a Luxembourg notary (the “Initial Merger Shareholder Resolution”) to approve, inter alia, the Initial Merger, the Luxembourg Merger Documents and the resulting increase in the capital of PubCo and, at the Initial Merger Effective Time, the Kcompany shall merge with and into PubCo. Following the Initial Merger Effective Time, the separate existence of Kcompany shall cease and PubCo shall continue as the surviving entity of the Initial Merger (the “Initial Surviving Company”) and shall succeed to and assume all the rights and obligations of Kcompany in accordance with the Luxembourg Company Law.

(c)    The Initial Merger shall have the effects as provided in this Agreement, in the Initial Merger Documents and in the applicable provisions of the Cayman Act and the Luxembourg Company Law. Without limiting the generality of the foregoing, and subject thereto, at the Initial Merger Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of Kcompany shall vest in the Initial Surviving Company and all debts, liabilities and duties of Kcompany shall become the debts, liabilities and duties of the Initial Surviving Company.

(d)    At the Initial Merger Effective Time, the Organizational Documents of PubCo as amended pursuant to the Initial Merger Documents shall be the Organizational Documents of the Initial Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(e)    Immediately prior to the Initial Merger Effective Time, (i) each Kcompany Class B Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be converted into and exchanged for one fully paid and nonassessable Kcompany Class A Ordinary Share (the “Class B Conversion”) and (ii) each Kcompany Unit outstanding immediately prior to the Initial Merger Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one Kcompany Class A Ordinary Share and three quarters of a Kcompany Public Warrant in accordance with the terms of the applicable Kcompany Unit, which underlying Kcompany Securities shall be adjusted in accordance with the applicable terms of Section 2.02(f) (the “Unit Detachment”).

(f)    At the Initial Merger Effective Time, immediately following the Class B Conversion and the Unit Detachment, by virtue of and as part of the Initial Merger Consideration for the Initial Merger and without any action on the part of any party hereto or the holders of securities of Kcompany or PubCo:

(i)    Kcompany Ordinary Shares. Each Kcompany Ordinary Share issued and outstanding immediately prior to the Initial Merger Effective Time shall automatically be cancelled and cease to exist in exchange for the right to receive a number of newly issued PubCo Ordinary Shares that is equal to the Exchange Ratio, without interest, subject to rounding pursuant to Section 2.05(i). As of the Initial Merger Effective Time, each Kcompany Shareholder shall cease to have any other rights in and to Kcompany.

(ii)    Kcompany Warrants. Each Kcompany Warrant outstanding immediately prior to the Initial Merger Effective Time shall cease to be a warrant with respect to Kcompany Class A Ordinary Shares and be assumed by PubCo and converted into a warrant (each, a “PubCo Warrant”) to purchase a number of PubCo Ordinary Shares at an exercise price determined pursuant to the Warrant Agreement.

(iii)    Kcompany Treasury Shares. Notwithstanding clause (i) above or any other provision of this Agreement to the contrary, if there are any Kcompany Ordinary Shares that are owned by Kcompany as treasury shares or any Kcompany Ordinary Shares owned by any direct or indirect subsidiary of Kcompany immediately prior to the Initial Merger Effective Time, such Kcompany Ordinary Shares shall be canceled and shall cease to exist without any conversion thereof or payment or other consideration therefor.

(g)    On the Approval Date, PubCo will resolve to redeem and cancel the Initial Shares and proceed with a reduction of its share capital for an amount equal to the nominal value of these redeemed shares, such Redemption becoming effective immediately after the Initial Merger Effective Time.

SECTION 2.03.    The Second Merger.

(a)    At least one month prior to the Approval Date, the Company and PubCo shall cause draft terms of merger, in a form reasonably satisfactory to the Company and PubCo (with such modifications, amendments or supplements thereto as may be required to comply with the Luxembourg Company Law), along with all other documentation and declarations required under the Luxembourg Company Law in connection with the Second Merger and not waived by its shareholders, to be duly executed and properly filed with the RCS and published in the RESA to the extent required by the Luxembourg Company Law as well as made available at the registered offices of the Company and PubCo, in accordance with the relevant provisions of the Luxembourg Company Law (together, the “Second Merger Documents”). The Second Merger will be approved through the Second Merger Shareholder Resolution on the Approval Date following the approval of the Initial Merger Shareholder Resolution, but it shall become effective on the first day after the effectiveness of the Initial Merger and the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article VIII that are required to be satisfied or waived (where permissible) at or prior to the Second Merger Effective Time, or such other time as Kcompany and the Company may agree in writing (the time the Second Merger becomes effective being referred to herein as the “Second Merger Effective Time”). The effectiveness of the Initial Merger and the Second Merger shall be acknowledged in front of a Luxembourg notary on the Closing Date.

(b)    In accordance with the Luxembourg Company Law, on the Approval Date, the sole shareholder of PubCo shall pass a shareholder resolution in front of a Luxembourg notary (the “Second Merger Shareholder Resolution”) to approve, inter alia, the Second Merger, the Second Merger Documents and, at the Second Merger Effective Time, the Company shall merge with and into PubCo, subject to the Initial Merger having become effective previously and the conditions set forth in Article VIII that are required to be satisfied (including notably the Requisite Approval at the Company Shareholder Meeting), being satisfied (or, to the extent permitted by applicable Law, waived). Following the Second Merger Effective Time, the separate existence of the Company shall cease and PubCo shall continue as the surviving entity of the Second Merger (the “Second Surviving Company”) and shall succeed to and assume all the rights and obligations of the Company in accordance with the Luxembourg Company Law.

(c)    The Second Merger shall have the effects as provided in this Agreement, in the Second Merger Documents and in the applicable provisions of the Luxembourg Company Law. Without limiting the generality of the foregoing, and subject thereto, at the Second Merger Effective Time, all of the assets, properties, rights, privileges, immunities, powers and franchises of the Company shall vest in the Second Surviving Company and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Second Surviving Company.

(d)    At the Second Merger Effective Time, the Organizational Documents of PubCo shall be the Organizational Documents of the Second Surviving Company, in each case, until thereafter changed or amended as provided therein or by applicable Law.

(e)    At the Second Merger Effective Time, (i) the directors of PubCo immediately following the Second Merger Effective Time shall be appointed in accordance with Section 7.16, each to hold office in accordance with the Organizational Documents of the Second Surviving Company and (ii) the officers of PubCo immediately following the Second Merger Effective Time shall be the officers of the Company as of immediately prior to the Second Merger Effective Time or such other officers as determined by the PubCo Board as of immediately following the Second Merger Effective Time, each to hold office in accordance with the Organizational Documents of the Second Surviving Company until such officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.

(f)    At the Second Merger Effective Time, by virtue of the Second Merger and without any action on the part of any party hereto or any other person:

(i)    Company Shares. Each issued and outstanding Company Share shall be automatically cancelled and extinguished and exchanged for one PubCo Ordinary Share.

(ii)    Company Options. Each Company Option, whether vested or unvested, shall, automatically and without any required action on the part of any holder or beneficiary thereof, be assumed by PubCo and converted into an option to purchase PubCo Ordinary Shares on substantially the same vesting and other terms and conditions as were applicable to the Company Options immediately prior to the Second Merger Effective Time (each, an “Assumed Option”) under the Equity Plan.

(iii)    Company RSUs. Each award of Company RSUs shall be assumed by PubCo and converted into an award of restricted share units representing the right to receive PubCo Ordinary Shares on substantially the same vesting and other terms and conditions as were applicable to the Company RSUs immediately prior to the Second Merger Effective Time (each, a “Converted RSU Award”) under the Equity Plan.

(iv)    Company Restricted Shares. Each issued and outstanding Company Share that is a Company Restricted Share will, following having been automatically cancelled and exchanged for one PubCo Ordinary Share pursuant to clause (i) above, continue to remain subject to the terms governing the Company Restricted Shares, including the terms of the Company Restricted Share Plan.

SECTION 2.04.    Closing Deliverables.

(a)    At the Closing, the Company shall deliver or cause to be delivered to Kcompany the certificate contemplated by Section 8.02(c).

(b)    At the Closing, Kcompany shall deliver or cause to be delivered to the Company the certificate contemplated by Section 8.03(c).

(c)    No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, the Company shall provide to Kcompany a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date and that are being paid at Closing as part of the Closing funds flow in connection with the Transactions: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisors and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). On the Closing Date, Kcompany shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Company Transaction Expenses. For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company Shareholders.

(d)    No sooner than five (5) or later than two (2) Business Days prior to the Closing Date, Kcompany shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of Kcompany for outside counsel, agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Kcompany in connection with the Transactions or otherwise in connection with Kcompany’s operations (together with written invoices and wire transfer instructions for the payment thereof) (collectively, the “Outstanding Kcompany Transaction Expenses”). On the Closing Date following the Closing, as part of the Closing funds flow with respect to the Transactions, Kcompany shall pay or cause to be paid by wire transfer of immediately available funds all such Outstanding Kcompany Transaction Expenses. For the avoidance of doubt, the Outstanding Kcompany Transaction Expenses shall not include any fees and expenses of the Kcompany Shareholders.

SECTION 2.05.    Surrender of Company Equity Securities and Kcompany Equity Securities and Disbursement of Merger Consideration.

(a)    Prior to the Initial Merger Effective Time, PubCo shall appoint Continental Stock Transfer & Trust Company as exchange agent (in such capacity, the “Exchange Agent”), for the purpose of exchanging (i) Company Shares for a number of PubCo Ordinary Shares and (ii) Kcompany Ordinary Shares for a number of PubCo Ordinary Shares, each in accordance with the provisions of this Agreement, the Initial Merger Documents and the Second Merger Documents, as applicable. At or prior to the Closing Date, PubCo shall deposit, or cause to be deposited, with the Exchange Agent the Merger Consideration. At or as promptly as practicable following the Second Merger Effective Time, PubCo shall send, or shall cause the Exchange Agent to send, to each Kcompany Shareholder a letter of transmittal for use in such exchange, in a form reasonably acceptable to the Company and Kcompany (a “Kcompany Letter of Transmittal”) and to each Company Shareholder a letter of transmittal for use in such exchange, in a form reasonably acceptable to the Company and Kcompany (a “Company Letter of Transmittal”).

(b)    Notwithstanding any other provision of this Article II, any obligation on PubCo under this Agreement to issue PubCo Ordinary Shares to Kcompany Shareholders or Company Shareholders shall be satisfied by PubCo by issuing such PubCo Ordinary Shares to the Depository Trust Company (“DTC”) or to such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient, and each Kcompany Shareholder and Company Shareholder shall hold such PubCo Ordinary Shares in book-entry form or through a holding of depositary receipts and the DTC or its nominee or the relevant clearing service or issuer of depositary receipts (or their nominees, as the case may be), will be the holder of record of such PubCo Ordinary Shares.

(c)    Each Kcompany Shareholder shall be entitled to receive its portion of the Initial Merger Consideration in respect of the Kcompany Ordinary Shares and in the form of PubCo Ordinary Shares as set forth in 2.02(f)(i) as soon as reasonably practicable after the Initial Merger Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto: (i) the certificate(s), if any, representing such Kcompany Ordinary Shares (“Kcompany Certificates”) (or a Lost Certificate Affidavit) and (ii) a properly completed and duly executed Kcompany Letter of Transmittal. Until so surrendered, each such Kcompany Certificate shall represent after the Initial Merger Effective Time for all purposes only the right to receive such portion of the Initial Merger Consideration attributable to such Kcompany Shares (as evidenced by the Kcompany Certificate).

(d)    Each Company Shareholder shall be entitled to receive its portion of the Shareholder Merger Consideration in respect of the Company Shares as set forth in Section 2.03(f)(i), as soon as reasonably practicable after the Second Merger Effective Time, but subject to the delivery to the Exchange Agent of the following items prior thereto: (i) the certificate(s), if any, representing such Company Shares (“Company Certificates” and together with the Kcompany Certificates, the “Shareholder Certificates”) (or a Lost Certificate Affidavit) and (ii) a properly completed and duly executed Company Letter of Transmittal (the documents to be submitted to the Exchange Agent pursuant to this sentence and the first sentence of Section 2.05(c), as applicable, may be referred to herein collectively as the “Transmittal Documents”). Until so surrendered, each such Company Certificate shall represent after the Second Merger Effective Time for all purposes only the right to receive such portion of the Shareholder Merger Consideration attributable to such Company Shares (as evidenced by the Company Certificate).

(e)    If any portion of the Merger Consideration is to be delivered or issued to a person other than the person in whose name the surrendered Shareholder Certificate is registered immediately prior to the Initial Merger Effective Time or Second Merger Effective Time, as applicable, it shall be a condition to such delivery that (i) in the case of Company Shares, the transfer of such Company Shares shall have been permitted in accordance with the terms of the Company Articles of Association and in case of Kcompany Ordinary Shares, the transfer of such Kcompany Ordinary Shares shall have been permitted in accordance with the terms of the Kcompany MAA, (ii) the recipient of such portion of the Merger Consideration, or the person in whose name such portion of the Merger Consideration is delivered or issued, shall have already executed and delivered duly executed counterparts to the applicable Transmittal Documents as are reasonably deemed necessary by the Exchange Agent and (iii) the person requesting such delivery shall have paid to the Exchange Agent any transfer or other Taxes required as a result of such delivery to a person other than the registered holder of such Shareholder Certificate, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(f)    Notwithstanding anything to the contrary contained herein, in the event that any Shareholder Certificate shall have been lost, stolen or destroyed, in lieu of delivery of a Shareholder Certificate to the Exchange Agent, the Kcompany Shareholder or Company Shareholder, as applicable, may instead deliver to the Exchange Agent an affidavit of lost certificate and indemnity of loss in form and substance reasonably acceptable to PubCo (a “Lost Certificate Affidavit”), which at the reasonable discretion of PubCo may include a requirement that the owner of such lost, stolen or destroyed Shareholder Certificate deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against PubCo, the Company or Kcompany with respect to the Company Shares or Kcompany Ordinary Shares, as applicable, represented by the Shareholder Certificates alleged to have been lost, stolen or destroyed. Any Lost Certificate Affidavit properly executed and delivered in accordance with this Section 2.05(f) shall, unless the context otherwise requires, be treated as a Shareholder Certificate for all purposes of this Agreement.

(g)    After the Second Merger Effective Time, the shareholder register of the Company shall be closed, and thereafter there shall be no further registration on the shareholder register of the Company of transfers of Company Shares that were issued and outstanding immediately prior to the Second Merger Effective Time. After the Initial Merger Effective Time,

the register of members of Kcompany shall be closed, and thereafter there shall be no further registration on the register of members of Kcompany of transfers of Kcompany Shares that were issued and outstanding immediately prior to the Initial Merger Effective Time. No dividends or other distributions declared or made after the date of this Agreement with respect to PubCo Ordinary Shares with a record date after the Second Merger Effective Time (in the case of Company Shares) or the Initial Merger Effective Time (in the case of Kcompany Shares) will be paid to the holders of any Company Shares that were issued and outstanding immediately prior to the Second Merger Effective Time or Kcompany Shares that were issued and outstanding immediately prior to the Initial Merger Effective Time (as applicable) in either case until the holders of record of such Company Shares or Kcompany Shares (as applicable) shall have provided the applicable Transmittal Documents in accordance with Section 2.05(c) and Section 2.05(d). Subject to applicable Law, following the delivery of the applicable Transmittal Documents, the Exchange Agent shall promptly deliver to the record holders thereof, without interest, the applicable Merger Consideration and the amount of any such dividends or other distributions with a record date after the Second Merger Effective Time or the Initial Merger Effective Time, as applicable, theretofore paid with respect to such PubCo Ordinary Shares.

(h)    All securities issued upon the surrender of Shareholder Certificates (or delivery of a Lost Certificate Affidavit) in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to Kcompany Shares or Company Shares, as applicable, represented by such Shareholder Certificates. Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.05(a) that remains unclaimed by Kcompany Shareholders or Company Shareholders one year after the Initial Merger Effective Time shall be returned to PubCo, upon demand, and any such Kcompany Shareholder or Company Shareholder, as applicable, who has not exchanged its Kcompany Shares or Company Shares, as applicable, for the applicable portion of the Merger Consideration in accordance with this Article II prior to that time shall thereafter look only to PubCo for payment of the portion of the Merger Consideration in respect of such Kcompany Shares or Company Shares, as applicable, without any interest thereon (but with any dividends paid with respect thereto). Notwithstanding the foregoing, none of PubCo or any party hereto or any Representative of any of the foregoing shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(i)    Notwithstanding anything to the contrary contained herein, no fraction of a PubCo Ordinary Share or will be issued by virtue of the Initial Merger or the other Transactions, and each person who would otherwise be entitled to a fraction of a PubCo Ordinary Share (after aggregating all fractional PubCo Ordinary Shares that otherwise would be received by such holder) shall instead have the number of PubCo Ordinary Shares issued to such person rounded up in the aggregate to the nearest whole PubCo Ordinary Share.

SECTION 2.06.    Withholding. Notwithstanding anything in this Agreement to the contrary, Kcompany, PubCo, the Group Companies and the Exchange Agent shall be entitled to take such actions as are reasonably necessary to deduct and withhold (or cause to be deducted and withheld) from any amounts payable or otherwise deliverable to any person pursuant to this Agreement such Taxes and other amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so deducted and withheld and timely remitted to the applicable Governmental Authority, such amounts shall be treated for all purposes of this

Agreement as having been paid to the person in respect of which such deduction and withholding was made. Each of Kcompany, PubCo, the Group Companies and the Exchange Agent, as applicable, is hereby authorized to sell or otherwise dispose of, on behalf of such person, such portion of any share or other security deliverable to such person as is necessary to provide sufficient funds to Kcompany, PubCo, the Group Companies or the Exchange Agent, as the case may be, to enable it to comply with such deduction and withholding requirement and Kcompany, PubCo, the Group Companies or the Exchange Agent shall use commercially reasonable efforts to notify such person thereof and remit the applicable portion of the net proceeds of such sale to the appropriate Governmental Authority and, if applicable, any portion of such net proceeds that is not required to be so remitted shall be paid to such person. The parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).

SECTION 2.07.    Tax Treatment of the Transaction. The parties agree that for U.S. federal income Tax purposes (and, to the extent applicable, for state and local Tax purposes), (a) the Initial Merger and the Redemption shall be treated as a “reorganization” within the meaning of Section 368(a)(1)(F) of the Code, (b) the Second Merger shall be treated as a “reorganization” within the meaning of Section 368(a)(1)(A) of the Code and (c) this Agreement is intended to constitute and hereby is adopted as a “plan of reorganization” with respect to the Mergers within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a) for purposes of Sections 354, 361 and 368 of the Code and the Treasury Regulations thereunder (the “Intended Tax Treatment”).

SECTION 2.08.    Changes to Share Capital. Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Second Merger Effective Time, any change in the outstanding Company Shares shall occur by reason of any reclassification, recapitalization, share split or combination, split-up, exchange or readjustment of shares or any share dividend thereon with a record date during such period, the Merger Consideration shall be equitably adjusted to reflect such change.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES

Except as set forth in the Company SEC Reports publicly available prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Company SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a Company SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03 (Capitalization) and Section 3.04 (Authority Relative to This Agreement)) and except as set forth in the Company’s disclosure schedule delivered by the Company in connection with this Agreement (the “Company Disclosure Schedule”) (which disclosure in the Company Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article III that corresponds to the section or subsection of the Company Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article III to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Kcompany as follows:

SECTION 3.01.    Organization and Qualification; Subsidiaries.

(a)    Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation, incorporation or organization (as applicable) and has the requisite corporate or applicable other power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is presently being conducted. Each Group Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not have a Company Material Adverse Effect.

(b)    None of the Group Companies directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other person.

SECTION 3.02.    Organizational Documents. The Company has prior to the date of this Agreement made available to Kcompany a true, complete and correct copy of the Organizational Documents of the Group Companies, each as amended prior to the date of this Agreement. Each of the foregoing is in full force and effect and no Group Company is in violation thereof.

SECTION 3.03.    Capitalization.

(a)    As of date of this Agreement, the authorized share structure of the Company consists of 2,700,000,000 Company Shares, of which as of the date of this Agreement, 782,661,077 are issued. 19,552,122 Company shares are held in treasury. As of the date of this Agreement, the Company has reserved and proposes to reserve an aggregate of (i) 128,393,084 Company Shares under the Company Incentive Compensation Plan, of which as of March 31, 2023, (A) Company Options to purchase 4,717,676 Company Shares are outstanding, (B) Company RSUs over 17,458,712 Company Shares are outstanding and (C) 104,367,247 Company Shares remain available for allocation under the Company Incentive Compensation Plan, and provided that the number of Company Shares reserved and proposed to be reserved and available for allocation under the Company Incentive Compensation Plan will increase after the date of this Agreement in accordance with any increase in the number of Company Shares reserved and available for delivery under the Company Incentive Compensation Plan in accordance with its terms; and (ii) 14,750,826 Company Shares under the Company Share Option Plan, of which as of March 31, 2023, Company

Options to purchase 10,102,162 Company Shares are outstanding, and where the Company does not intend to issue any further Company Options under the Company Share Option Plan. As March 31, 2023, the number of Company Shares which are issued and outstanding includes 2,813,885 Company Shares which are issued and outstanding and held as Company Restricted Shares under the Company Restricted Share Plan, and where the Company does not intend to issue any further Company Shares pursuant to the Company Restricted Share Plan. Other than the Company Options, the Company Restricted Shares, the Company RSUs and the Company Convertible Notes, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or obligating the Company to issue or sell any shares of capital stock. The Company is not a party to, nor otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. There are no voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of the Company Shares or any of the equity interests or other securities of the Company.

(b)    Section 3.03(b) of the Company Disclosure Schedule sets forth, as of the date of this Agreement, the following information with respect to each Company Option, Company Restricted Share, and Company RSU, as applicable: (i) the names of the holders thereof, (ii) the number of Company Shares subject thereto; and (iii) the particular plan (if any) pursuant to which it was granted. The Company has prior to the date of this Agreement made available to Kcompany true, complete and correct copies of the Company Equity Plans and each of the agreements related to the Company Equity Awards granted pursuant thereto, including terms governing any acceleration of rights thereunder. All Company Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. The Company has no commitment to grant Company Equity Awards that have not yet been granted as of the date of this Agreement.

(c)    There are no outstanding contractual obligations of any Group Company to repurchase, redeem or otherwise acquire any shares of any Group Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.

(d)    All outstanding shares of the Company (including Company Restricted Shares), all outstanding Company Options, Company RSUs and all equity securities of the subsidiaries of the Company have been issued and granted in compliance with (A) all applicable securities laws and other applicable Laws, (B) the terms of the applicable Company Equity Plan and (C) all pre-emptive rights and other requirements set forth in applicable contracts to which any Group Company is a party.

(e)    The shareholders of the Company collectively own directly and beneficially and of record, all of the equity of the Company (which is represented by the issued and outstanding Company Shares) and the Company owns directly or indirectly all of the equity of the subsidiaries of the Company. Except for the Company Shares held by the shareholders of the Company, the Company Convertible Notes and the equity in the subsidiaries owned directly or indirectly by the Company, no shares or other equity or voting interest of any Group Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest of any Group Company is authorized or issued and outstanding.

SECTION 3.04.    Authority Relative to this Agreement. The Company has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and, subject to receiving the Requisite Approval, to consummate the Transactions. The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, the performance by the Company of its obligations hereunder and thereunder and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (other than the Requisite Approval). This Agreement has been, and the other Transaction Documents to which the Company is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by the Company, and, assuming the due authorization, execution and delivery by the other party or parties thereto (other than PubCo), constitutes (or will then constitute) a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). To the knowledge of the Company, no takeover statute is applicable to the Transactions.

SECTION 3.05.    No Conflict; Required Filings and Consents.

(a)    The execution and delivery by the Company of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party does not, and the performance of this Agreement by the Company will not (i) conflict with or violate the Organizational Documents of the Company, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 3.05(b) have been obtained and all filings and obligations described in Section 3.05(b) have been made, conflict with or violate any United States, Luxembourg, United Kingdom, or foreign statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to any Group Company or by which any property or asset of any Group Company is bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of any Group Company pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Company Material Adverse Effect.

(b)    The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any United States, Luxembourg, United Kingdom, federal, state, provincial, county or local, or foreign government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), state securities or “blue sky” laws (“Blue Sky Laws”) and the pre-closing notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, (ii) such filings with and approvals of The Nasdaq Stock Market (“Nasdaq”) to permit the Merger Consideration to be issued in connection with the transactions contemplated by this Agreement and the other Transaction Documents to be listed on Nasdaq, (iii) execution and filing of the Second Merger Documents (including in relation to the appointment of any third party experts or auditors for the purpose of the Second Merger), and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications that would not have a Company Material Adverse Effect.

SECTION 3.06.    Permits; Compliance. Each Group Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for such Group Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. No Group Company is in conflict with, or in default, breach or violation of, (a) any Law applicable to such Group Company, or by which any property or asset of such Group Company is bound or affected, or (b) any Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Company Material Adverse Effect.

SECTION 3.07.    SEC Filings; Financial Statements; Sarbanes-Oxley.

(a)    The Company has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”) since December 15, 2020, together with any amendments, restatements or supplements thereto (collectively, the “Company SEC Reports”). As of their respective dates, the Company SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), the Exchange Act and the Sarbanes-Oxley Act, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(b)    Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Company SEC Reports was prepared in accordance with IFRS (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 20-F of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of the Group Companies on a consolidated basis as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). No Group Company has any off-balance sheet arrangements that are not disclosed in the Company SEC Reports. No financial statements other than those of the Group Companies are required by IFRS to be included in the consolidated financial statements of the Company.

(c)    Except as and to the extent set forth in the Company SEC Reports, no Group Company has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with IFRS, except for liabilities and obligations arising in the ordinary course of the Group Companies’ business.

(d)    The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

(e)    Each Group Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to such Group Company and other material information required to be disclosed by the Company in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic reports required under the Exchange Act.

(f)    Each Group Company maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, including policies and procedures sufficient to provide reasonable assurance: (i) such Group Company maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with IFRS; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. The Company has prior to the date of this Agreement delivered to Kcompany (with respect to disclosure made on or prior to the date of this Agreement) and shall have promptly furnished to Kcompany (with respect to disclosure made after the date of this Agreement) a true, complete and correct copy of any disclosure (or, if unwritten, a summary thereof) by any representative of a Group Company to such Group Company’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of such Group Company to record, process, summarize and report financial data. The Company has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of a Group Company. Since the date of the latest audited financial statements included in the Company SEC Reports, there have been no material changes in the Group Companies’ internal control over financial reporting.

(g)    There are no outstanding loans or other extensions of credit made by a Group Company to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of a Group Company. No Group Company has taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)    No Group Company (including any employee thereof) nor any Group Company’s independent auditor has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by any Group Company, (ii) any fraud, whether or not material, that involves any Group Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by such Group Company or (iii) any claim or allegation regarding any of the foregoing.

(i)    As of the date of this Agreement, there are no outstanding comments from the SEC with respect to the Company SEC Reports. To the knowledge of the Company, none of the Company SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

SECTION 3.08.    Absence of Certain Changes or Events. Since December 31, 2021 and prior to the date of this Agreement, except as expressly contemplated by this Agreement, (a) each Group Company has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, (b) there has not been any Company Material Adverse Effect, and (c) the Company has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.01.

SECTION 3.09.    Absence of Litigation. There is no material litigation, suit, claim, action, proceeding or investigation by or before any Governmental Authority (an “Action”) pending or, to the knowledge of the Company, threatened against any Group Company or any property or asset of any Group Company before any Governmental Authority. Neither any Group Company, nor any material property or asset of any Group Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority.

SECTION 3.10.    Employee Benefit Plans.

(a)    Section 3.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Listed Plans. For purposes herein, a “Listed Plan” is defined as: (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) (whether or not subject to ERISA), and in respect of the UK, any plans providing relevant benefits within the meaning of section 393B of the Income Tax (Earnings and Pensions) Act 2003 (ignoring the exception contained in that section) and (ii) and all stock option plans, change in control, retention agreements, which in the case of each of clauses (i) and (ii), is sponsored or maintained by a Group Company, or to which a Group Company contributes or is required to contribute or is a party, on behalf of current or former employees, officers, independent contractors or directors of a Group Company or their spouses, beneficiaries or dependents, or with respect to which a Group Company has or may have any liability, contingent or otherwise.

(b)    With respect to each Plan in effect as of the date of this Agreement, the applicable Group Company has prior to the date of this Agreement made available to Kcompany all material documents pursuant to which such Plan is maintained, funded or administered and, in respect of pensions and or retirement arrangements and/or schemes established and situated in the UK, whether or not a registered scheme pension under the Finance Act 2004 (collectively, the “UK Plans”), evidence of compliance with the auto enrolment requirements as set out in the UK Pensions Act 2008 and any regulations made thereunder (the “Auto Enrolment Laws”).

(c)    None of the Plans is or was since the Lookback Date, nor does any Group Company or any ERISA Affiliate have or reasonably expect to have any liability or obligation under (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) an “employee pension benefit plan” (as defined in Section 3(c) of ERISA) subject to Section 412 of the Code and/or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA and/or Sections 414(b), (c) and/or (m) of the Code.

(d)    No Group Company is or will be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person as a result of any of the Transactions (either alone or in combination with another event), nor will any of the Transactions accelerate the time of payment or vesting, or increase the amount, of any benefit or other compensation due to any individual. No payment or series of payments that would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code) or any other applicable Law, has been made or will be made by any Group Company, directly or indirectly, to any current or former employee, officer, independent contractor, or director in connection with the execution of this Agreement or as a result of the consummation of the Transactions.

(e)    None of the Plans provides, nor does any Group Company have or reasonably expect to have any obligation to provide retiree medical benefits to any current or former employee, officer, director or consultant of any Group Company after termination of employment or service except as may be required under Section 4980B of the Code and Parts 6 and 7 of Title I of ERISA and the regulations thereunder or any other applicable Law for which the covered individual pays the full cost of coverage.

(f)    (i) Each Plan is and has been since the Lookback Date operated and administered in all material respects in accordance with its terms and in compliance with the requirements of all applicable Laws including ERISA and the Code, (ii) other than routine claims for benefits in the ordinary course of business no Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that would reasonably be expected to give rise to any such Action, and (iii) no Plan is currently under investigation or audit by any Governmental Authority and, to the knowledge of the Company, no such investigation or audit is contemplated or under consideration.

(g)    Each Plan that is intended to be qualified under Section 401(a) of the Code has (i) timely received a favorable determination letter from the Internal Revenue Service (the “IRS”) or (ii) is entitled to rely on a favorable opinion letter from the IRS, and, to the knowledge of the Company, no fact or event has occurred since the date of such determination or opinion letter or letters from the IRS that would reasonably be expected to adversely affect the qualified status of any such Plan or the exempt status of any such trust.

(h)    Each Plan that is intended to be a qualifying scheme and to be used for the purpose of the Company or any Group Company to comply with its/their auto enrolment duties under the Auto Enrolment Laws, is compliant with all requirements of the Auto Enrolment Laws and all contributions payable in respect thereof are compliant with the minimum requirements of the Auto Enrolment Laws and have been paid in good time and none are due or outstanding. The UK Plans only provide money purchase benefits as defined in the Pension Schemes Act 1993 (“Money Purchase Benefits”).

(i)    All material contributions, premiums or payments required to be made with respect to any Plan have been timely made to the extent due, except as would not result in material liability to any Group Company, or properly accrued on the consolidated financial statements of the Company.

(j)    No Group Company has any obligation to gross up or indemnify for any Taxes imposed under Section 409A or 4999 of the Code or otherwise.

(k)    No employee or former employee or officer or director has come into employment with any Group Company by a transfer to which the Transfer of Undertakings (Protection of Employment) Regulations of 2006 apply such that they have an entitlement to any pension or retirement benefits that are not Money Purchase Benefits.

SECTION 3.11.    Labor and Employment Matters.

(a)    To the extent permitted to be disclosed pursuant to applicable Law, the Company has, prior to the date of this Agreement, furnished or made available to Kcompany a true, complete and correct list of all employees and individual independent contractors of the Group Companies as of the date of this Agreement, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following: (i) name; (ii) title or position (including whether full or part time); (iii) hire date or date that the contract of employment began; (iv) current annual base compensation rate; and (v) commission, bonus or other incentive based compensation. Except as set forth on such list, as of the date of this Agreement, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Group Companies for services performed on or prior to the date of this Agreement have been paid in full (or accrued in full in the Company’s financial statements).

(b)    The employment of each employee of the Group Companies is terminable at any time on three (3) months’ notice or less without compensation (other than for unfair dismissal or a statutory redundancy payment) or any liability other than wages, commission or pension.

(c)    No notice to terminate the contract of employment of any senior management of the Company (whether given by the relevant employer or by the employee) is pending, outstanding or threatened.

(d)    (i) There are no material Actions pending or, to the knowledge of the Company, threatened against any Group Company by any of its current or former employees, which Actions would be material to the Group Companies as a whole; (ii) no Group Company is, or has been since the Lookback Date, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by such Group Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no material unfair labor practice complaints pending against any Group Company before the National Labor Relations Board or before the corresponding Governmental Authority in any jurisdiction that such Group Company is subject to; and (iv) there has never been, nor, to the knowledge of the Company, has there been any threat of any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Group Companies.

(e)    (i) Each of the Group Companies are and have been in compliance in all respects with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Laws), immigration, Working Time Regulations 1998 including meal and rest breaks, National Minimum Wage Regulation 2015, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, including those related to wages, hours, collective bargaining and the payment and withholding of taxes and other sums as required by the appropriate Governmental Authority and where required, maintain adequate and up to date records which will be available on Closing and are not liable for any arrears of wages, taxes, penalties or other sums for failure to comply with any of the foregoing; (ii) the applicable Group Company has performed all obligations and duties it is required to perform (and settled all outstanding claims), whether or not legally binding and whether arising under contract, statute, at common law or in equity or under an treaties including the EC Treaty or the Treaty on the Functioning of the European Union or laws of the European Union or otherwise (iii) to the knowledge of the Company, no employee of any Group Company has been or is being investigated in connection with any misconduct, nor subject to any disciplinary action in connection with such misconduct, that could reasonably be expected to cause any material damage to the reputation or business of the Group Companies; and (iv) to the knowledge of the Company, no employee of any of the Group Companies has engaged in any conduct or cover-up of such conduct, or aided or assisted any other person or entity to engage in any conduct, or aided or assisted any other person or entity to engage in any conduct that could cause or has caused any material damage to the reputation or business of the Group Companies or their employees, including but not limited to any conduct constituting sexual misconduct, harassment (including sexual harassment), discrimination or retaliation.

(f)    No employee of any Group Company or other individual is or has been offered the opportunity or has agreed to become, an employee shareholder (within the meaning of section 205A Employment Rights Act 1996).

SECTION 3.12.    Real Property; Title to Assets.

(a)    No Group Company owns or has ever owned any real property.

(b)    True, materially complete and correct copies of each lease, sublease, license, sublicense, and other occupancy agreements, pursuant to which any Group Company leases, subleases, licenses, sublicenses, or otherwise occupies any real property (each, a “Lease”) and each amendment and guaranty to any of the foregoing in effect as of the date of this Agreement have prior to the date of this Agreement been made available to Kcompany or its counsel. There are no leases, subleases, concessions or other contracts granting to any person other than a Group Company the right to use or occupy any real property subject to a Lease. All such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions. There is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by any Group Company or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to any Group Company.

(c)    There are no contractual or legal restrictions that preclude or restrict the ability of any Group Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to such Group Company. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not have a Company Material Adverse Effect.

(d)    Each Group Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold, license, subleasehold, or sublicense interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to such Group Company.

SECTION 3.13.    Intellectual Property Rights; Business Systems; Data Privacy and Security.

(a)    Section 3.13(a) of the Company Disclosure Schedule contains a true, complete and correct list of all of the following that are owned or purported to be owned by one or more of the Group Companies: (i) registered Intellectual Property Rights and applications for registrations of other Intellectual Property Rights (showing in each, as applicable, the filing date, date of issuance, expiration date and registration or application number, and registrar), and (ii) any Software or Business Systems, owned or purported to be owned by one or more of the Group Companies, that are material to the business of one or more of the Group Companies as currently conducted that would have a replacement cost of more than $150,000.

(b)    One or more of the Group Companies solely and exclusively owns and possesses, free and clear of all Liens (other than Permitted Liens), all right, title, and interest in and to the Company-Owned IP, and has the right to use, all Company-Licensed IP. All Company-Owned IP is subsisting, and to the knowledge of the Group Companies, valid, enforceable, and in full force and effect. No loss or expiration of any of the Company-Owned IP, or, to the Company’s

knowledge, any of the Company-Licensed IP, is threatened in writing, or, other than upon expiration of its statutory term in the ordinary course, pending. The Company IP constitutes all material Intellectual Property Rights used in the operation of the business of one or more of the Group Companies and, to the knowledge of the Group Companies, is sufficient for the conduct of such business as currently conducted.

(c)    Section 3.13(c)(i) of the Company Disclosure Schedule contains a true, complete and correct list of all material contracts (i) pursuant to which one or more of the Group Companies uses any material Company-Licensed IP that are material to the business of the Group Companies but excluding (A) licenses for shrink-wrap, click-wrap and off-the-shelf software and (B) other licenses of software that is commercially available to the public generally, with one-time or annual fees of less than $500,000 (collectively, the “IP Licenses”). Except for the IP Licenses listed on Section 3.13(c)(ii), upon the Closing, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Group Companies will continue to have the right to use all Company-Licensed IP on commercially reasonable terms and conditions as the Group Companies enjoyed immediately prior to the Closing.

(d)    The Group Companies have taken and take reasonable actions to maintain, protect and enforce the Company IP, including the secrecy, confidentiality, and value of its trade secrets and other Confidential Information in all material respects. The Group Companies have not disclosed any trade secrets or other Confidential Information that is material to the business of the Group Companies to any other person other than pursuant to a written confidentiality agreement under which such other person agrees to maintain the confidentiality and protect such Confidential Information or intentionally in the conduct of the Group Companies’ business in the ordinary course including the manufacturing, marketing, sale, distribution, and maintenance of Products.

(e)    (i) There have been no claims properly filed and served, or threatened in writing to be filed, against any of the Group Companies in any forum, by any person (A) contesting the validity, use, ownership, enforceability, patentability or registrability of any of the Company-Owned IP, or (B) alleging any infringement or misappropriation of, or other conflict with, any Intellectual Property Rights of other persons (including any material demands or offers to license any Intellectual Property Rights from any other person); (ii) to the Group Companies’ knowledge, the operation of the business of the Group Companies (including the manufacture, structure, and operation of the Products) has not and does not infringe, misappropriate, or violate, any Intellectual Property Rights of other persons; (iii) to the Group Companies’ knowledge, no other person has infringed, misappropriated, or violated any of the Company-Owned IP; and (iv) except as set forth on Section 3.13(a) of the Company Disclosure Schedule, (A) regarding any of the foregoing (i) or (iii), the Company has not received any formal written opinions of legal counsel, and (B) regarding (ii), the Company has not received written reports from legal counsel that have been used to identify the Company’s freedom to operate.

(f)    All persons, including all current officers, management employees, and technical and professional employees as well as independent contractors of one or more of the Group Companies who have contributed or developed any material Company-Owned IP have executed valid and written agreements with the Company substantially in the form made available to Kcompany prior to the date of this Agreement, pursuant to which such persons agreed to assign to one or more of the Group Companies all of their right, title, and interest in and to such Company-Owned IP.

(g)    No Open Source Software is contained in, distributed with, or linked to any Products in a manner that imposes on such Products or portion thereof, or would impose upon distribution thereof, a requirement or condition that any such Products or portion thereof (i) be disclosed or distributed in source code form, (ii) be licensed to allow third parties to make modifications or derivative works, or (iii) be made available for redistribution to any person the source code to any of the Business Systems or Product components at no or minimal charge.

(h)    One or more of the Group Companies owns, leases, licenses, or otherwise has the legal right to use all Business Systems, and such Business Systems are sufficient for the conduct of the business of the Group Companies as currently conducted, and to the knowledge of the Group Companies, as contemplated to be conducted as of the date of this Agreement. The Group Companies maintain commercially reasonable disaster recovery and business continuity plans, procedures and facilities, and since the Lookback Date, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects.

(i)    Each of the Group Companies currently complies and has complied with in all material respects (i) all applicable Privacy/Data Security Laws, (ii) any of its applicable privacy or other policies concerning the collection, dissemination, storage or use of Personal Information, (iii) industry standards to which it is bound, and (iv) all commitments in any Material Contract with respect to privacy and/or data security (collectively, the “Data Security Requirements”), except, in each case, as would not have a Company Material Adverse Effect. Except as would not have a Company Material Adverse Effect, each Group Company has implemented reasonable data security safeguards designed to protect the security and integrity of its Business Systems and any Business Data, including implementing reasonable procedures designed to prevent unauthorized access and the introduction of Disabling Devices as required by applicable Privacy/Data Security Laws. To the knowledge of the Group Companies, no other person has inserted or alleged to have inserted, any Disabling Device in any of the Business Systems or Product components. Since the Lookback Date, no Group Company has (x) experienced any material data security breaches that were required to be reported under applicable Privacy/Data Security Laws or customer contracts or (y) received written notice of any material proceedings or investigations by any Governmental Authority or any customer, or received written notice of any material claims or complaints, in each case, regarding the Group Company’s collection, dissemination, storage, or use of Personal Information, or the violation of any applicable Data Security Requirements by the Company.

(j)    All current officers, management employees, and technical and professional employees as well as independent contractors of each Group Company are under written obligation to the applicable Group Company to maintain in confidence all confidential or proprietary information acquired by them in the course of their employment.

SECTION 3.14.    Taxes.

(a)    Each Group Company: (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by it as of the date of this Agreement and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that such Group Company is otherwise obligated to pay, except with respect to Taxes not yet due and payable or otherwise being contested in good faith; (iii) with respect to all material Tax Returns filed by or with respect to it, has not waived any statute of limitations with respect to the assessment or collection of any material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b)    None of the Group Companies (i) is a party to and has any obligations under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, but excluding agreements, contracts, arrangements or commitments the primary purpose of which do not relate to Taxes) and (ii) has a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c)    The Group Companies will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed on or prior to the Closing Date; (iii) any prepaid amount received on or prior to the Closing; or (iv) installment sale made on or prior to the Closing Date.

(d)    Except as would not be material, each Group Company has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(e)    None of the Group Companies has been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return (other than a group comprised only of the Group Companies).

(f)    None of the Group Companies has any material liability for the Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (but excluding contracts, the primary purpose of which do not relate to Taxes), or otherwise by operation of applicable Law.

(g)    None of the Group Companies has a request for a material ruling in respect of Taxes pending between any Group Company and any Taxing Authority.

(h)    The Group Companies have prior to the date of this Agreement made available to Kcompany true, complete and correct copies of any income Tax Returns actually filed by any Group Company for its taxable years 2019, 2020 and 2021.

(i)    None of the Group Companies has within the last two (2) years (i) distributed stock of another person, or (ii) has had its capital stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(j)    None of the Group Companies has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(k)    Neither the IRS nor any other U.S. or non-U.S. Tax authority or agency has asserted in writing or, to the knowledge of the Company, has threatened to assert against any Group Company any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith which is still pending or unresolved.

(l)    There are no Tax Liens upon any assets of the Group Company for material Taxes except for Permitted Liens.

(m)    Neither the Company nor any Group Company that is a direct subsidiary of the Company has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. None of the Group Companies has received written notice from a Taxing Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.

(n)    No Group Company is a surrogate foreign corporation within the meaning of Section 7874 of the Code.

(o)    None of the Group Companies has taken or agreed to take any action, and does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(p)    As used in this Agreement, (i) the term “Tax” (including, with correlative meaning, the term “Taxes”) includes all federal, state, local and non-U.S. income, profits, franchise, gross receipts, environmental, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) the term “Tax Return” includes all returns and reports (including elections, declarations, disclosures, schedules, estimates and information returns, as well as attachments thereto and amendments thereof) required to be supplied to a Tax authority relating to Taxes.

SECTION 3.15.    Environmental Matters.

(a)    Each Group Company is and has been, since the Lookback Date, in compliance in all material respects with applicable Environmental Laws.

(b)    No Group Company has received any Environmental Notice or Environmental Claim which in either case is pending or remains unresolved, or is or will be the source of ongoing material obligations or requirements under any Environmental Law.

(c)    To the knowledge of the Company, none of the properties currently or formerly leased or operated by any Group Company (including soils and surface and ground waters) are contaminated with any Hazardous Substance in violation of applicable Environmental Laws and which would be likely to result in a material liability to any Group Company, nor has there been a Release of Hazardous Substances by a Group Company which requires reporting, investigation, remediation, monitoring or other response action by any Group Company pursuant to applicable Environmental Laws.

(d)    Each Group Company has all material permits, licenses and other authorizations required of it under Environmental Laws (“Environmental Permits”) and each Group Company is in all material respects in compliance with such Environmental Permits. There is no pending or, to the Company’s knowledge, threatened revocation, modification or limitation of any such Environmental Permit except for such limitations as set forth in such Environmental Permit.

(e)    No Group Company has retained or assumed by contract, any material liabilities or obligations of third parties under Environmental Laws that have not been fully satisfied or performed.

SECTION 3.16.    Material Contracts.

(a)    Section 3.16(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, the following types of contracts and agreements to which any Group Company is a party (such contracts and agreements as are required to be set forth Section 3.16(a) of the Company Disclosure Schedule but excluding any Plan being the “Material Contracts”):

(i)    all contracts and agreements involving obligations of, or payments to, any Group Company in excess of $500,000 in the aggregate, in the prior or current fiscal year (other than obligations of, or payments to, the Company arising from employment agreements or purchase or sale agreements entered into in the ordinary course of business);

(ii)    all contracts required to be listed in Section 3.13(c) of the Company Disclosure Schedule;

(iii)    all contracts and agreements that involve the license of any Company-Owned IP by any Group Company (but excluding any (A) nonexclusive licenses (or sublicenses) of Company-Owned IP granted to customers in the ordinary course of business on or prior to the date of this Agreement; (B) licenses granted to service providers who access Company-Owned IP on behalf of the Company as part of their provision of services; (C) nondisclosure agreements entered into in the ordinary course of business; and (D) unmodified, commercially available, “off-the-shelf” Software with a replacement cost and/or aggregate annual license and maintenance fees of less than $100,000);

(iv)    all broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising contracts and agreements to which any Group Company is a party that are material to the business of such Group Company;

(v)    all management contracts (excluding contracts for employment) and contracts with other consultants, including any contracts involving the payment of royalties or other amounts calculated based upon the revenues or income of a Group Company or income or revenues related to any Product of a Group Companies to which the Group Company is a party;

(vi)    all contracts and agreements that limit, or purport to limit, the ability of any Group Company to compete in any material respect in any line of business or with any person or entity or in any geographic area or during any period of time, excluding customary confidentiality agreements and agreements that contain customary confidentiality clauses;

(vii)    all contracts and agreements involving the disposition of a material portion of any Group Company’s assets or the acquisition of the business or securities or ownership interests of another person;

(viii)    all contracts and agreements involving material uncapped indemnity obligations of any Group Company;

(ix)    all partnership, joint venture or similar agreements;

(x)    all contracts and agreements with any Governmental Authority, other than any Company Permits;

(xi)    all leases or master leases of personal property reasonably likely to result in annual payments by or to any Group Company of $500,000 or more in a 12-month period;

(xii)    all contracts and agreements involving any right to acquire equity interest in the Company;

(xiii)    all Company Affiliate Agreements; and

(xiv)    any collective bargaining agreements, or any other agreement, with any labor union.

(b)    With such exceptions as would not have a Company Material Adverse Effect, (i) each Material Contract is a legal, valid and binding obligation of the applicable Group Company (subject to the Remedies Exception) and, to the knowledge of the Company, the other parties thereto, and the applicable Group Company is not in breach or violation of, or in default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in breach or violation of, or in default under, any Material Contract; and (iii) no Group Company has received any written, or to the knowledge of the Company, oral claim of default under any such Material Contract. The Company has prior to the date of this Agreement furnished or made available to Kcompany true, complete and correct copies of all Material Contracts in effect as of the date of this Agreement, including amendments thereto that are material in nature.

SECTION 3.17.    Insurance. Except as would not have a Company Material Adverse Effect: (a) the Group Companies hold policies of insurance in amounts providing reasonably adequate coverage against risks customarily insured against by companies of similar nature and size operating in similar lines of business as the applicable Group Company, including any insurance required to be maintained by Material Contracts; (b) each policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; and (c) the applicable Group Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a breach or default, or permit termination or modification, under the policy.

SECTION 3.18.    Company Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of the full Company Board at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Transactions are in the best interests of the Company, and (b) approved this Agreement and the Transactions. The Requisite Approval by the Company Shareholders at an extraordinary general meeting is the only vote of the Company Shareholders necessary to adopt this Agreement and approve and implement the Transactions.

SECTION 3.19.    Certain Business Practices. Since the Lookback Date, no Group Company nor, to the Company’s knowledge, any director or officer, agent or employee of any Group Company, has: (a) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; or (c) made any payment in the nature of criminal bribery.

SECTION 3.20.    Trade Compliance.

(a)    No Group Company, nor any of its directors, officers, employees or, to the knowledge of the Company, agents, is a person that is, or is owned or controlled by, a person that is (i) the subject of any Sanctions; nor (ii) located, organized, incorporated or resident in a country or territory that is the subject of comprehensive Sanctions (including the Cuba, Iran, North Korea, Syria, and Crimea region and Donetsk People’s Republic and Luhansk People’s Republic territories in Ukraine). For the past five (5) years, to the Company’s knowledge, no Group Company has engaged in, or is not now engaged in, any dealings or transactions with any person, or in any country or territory, that at the time of such dealing or transaction is or was, or whose government is or was, the subject of comprehensive Sanctions.

(b)    Each Group Company, and to the Company’s knowledge, its representatives in their capacity as such, have during the five (5) years preceding the date of this Agreement been in compliance with, in all material respects, all applicable Export Laws, and no Group Company has (i) received written notice of, any actual, alleged or potential violation of any Export Law or (ii) been a party to or the subject of any pending (or to the knowledge of the Company, threatened) Action by or before any Governmental Authority (including receipt of any subpoena) related to any actual, alleged or potential violation of any Export Law.

SECTION 3.21.    Affiliate Agreements. No Group Company is a party to any transaction, agreement, arrangement or understanding that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K (each of the foregoing, a “Company Affiliate Agreement”).

SECTION 3.22.    Brokers. Except for Teneo Financial Advisory Limited and Teneo Securities LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.

SECTION 3.23.    Foreign Private Issuer. The Company is and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy/Registration Statement with the SEC through the Second Merger Effective Time, a foreign private issuer as defined in Rule 405 under the Securities Act.

SECTION 3.24.    Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article III (as modified by the Company Disclosure Schedule), the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to any Group Company, PubCo, their respective affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Kcompany, its affiliates or any of their respective Representatives by, or on behalf of, any Group Company or PubCo, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, no Group Company nor PubCo or an person on behalf of the foregoing has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Kcompany, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any Group Company or PubCo (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Kcompany, its affiliates or any of their respective Representatives or any other person, and that any such representations or warranties are expressly disclaimed.

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES RELATING TO PUBCO

Except as set forth in the Company Disclosure Schedule (which disclosure in the Company Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article IV that corresponds to the section or subsection of the Company Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article IV to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), the Company and PubCo as of the date of its accession to this Agreement (the “Accession Date”), hereby jointly and severally represent and warrant to Kcompany as follows:

SECTION 4.01.    Organization and Qualification; Subsidiaries.

(a)    PubCo is a Société Anonyme for an unlimited period, duly organized, validly existing and in good standing under the laws of the Grand Duchy of Luxembourg, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a Company Material Adverse Effect.

(b)    PubCo does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

SECTION 4.02.    Organizational Documents. The Company has heretofore furnished to the Kcompany true, complete and correct copies of the Organizational Documents of PubCo, such Organizational Documents are in full force and effect PubCo is not in violation of any of the provisions thereof.

SECTION 4.03.    Capitalization.

(a)    As of the Accession Date and immediately prior to the Initial Merger Effective Time, the authorized share capital of PubCo (including the issued share capital) shall consist of at least $40,000,000 worth of PubCo Ordinary Shares and the issued share capital of PubCo shall amount at least to $40,000 represented by at least 4,000,000 PubCo Ordinary Shares at incorporation of PubCo and all issued shares shall be held by Arrival Luxembourg (the “Initial Shares”).

(b)    The Initial Shares have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the Organizational Documents of PubCo.

(c)    Except for securities issued by PubCo as permitted by this Agreement, PubCo has not issued any options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of PubCo or obligating PubCo to issue or sell any share capital of, or other equity interests in, PubCo. All securities subject to issuance as aforesaid, including the Merger Consideration, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. PubCo is not a party to, or otherwise bound by, and has not granted, any equity appreciation rights, participations, phantom equity or similar rights. PubCo is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of any of the equity interests or other securities of PubCo. Other than pursuant to the Organizational Documents of PubCo, there are no outstanding contractual obligations of PubCo to repurchase, redeem or otherwise acquire any of its equity securities. There are no outstanding contractual obligations of PubCo to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

SECTION 4.04.    Authority Relative to This Agreement. PubCo has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and, subject to the passing of the Initial Merger Shareholder Resolution and the Second Merger Shareholder Resolution, to consummate the Transactions. The execution and delivery by PubCo of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, the performance by PubCo of its obligations hereunder and thereunder and the consummation by PubCo of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of PubCo are necessary to authorize this Agreement or to consummate the Transactions (other than the passing of the Initial Merger Shareholder Resolution and the Second Merger Shareholder Resolution). This Agreement has been, and the other Transaction Documents to which PubCo is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by PubCo and, assuming due authorization, execution and delivery by the other party or parties thereto (other than the Company), constitutes (or will then constitute) a legal, valid and binding obligation of PubCo, enforceable against it in accordance with its terms subject to the Remedies Exceptions.

SECTION 4.05.    No Conflict; Required Filings and Consents.

(a)    The execution and delivery by PubCo of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party does not, and the performance of this Agreement by PubCo will not, (i) conflict with or violate the Organizational Documents of PubCo, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.05(b) have been obtained and all filings and obligations described in Section 4.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to PubCo or by which any of its property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of PubCo pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which PubCo is a party or by which PubCo or any of its property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Company Material Adverse Effect.

(b)    The execution and delivery of this Agreement by PubCo does not, and the performance of this Agreement by PubCo will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, and state takeover laws, the pre-closing notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, (ii) such filings with and approvals of Nasdaq to permit the Merger Consideration to be issued in connection with the transactions contemplated by this Agreement and the other Transaction Documents to be listed on Nasdaq, (iii) execution and filing of the Initial Merger Documents and the Second Merger Documents, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications that would not have a Company Material Adverse Effect.

SECTION 4.06.    Compliance. PubCo is not and has not been in conflict with, or in default, breach or violation of, (a) any Law applicable to PubCo or by which any property or asset of PubCo are bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which PubCo is a party or by which PubCo or any property or asset of PubCo is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Company Material Adverse Effect. PubCo is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for PubCo to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 4.07.    Special Purpose Entity. PubCo was formed solely for the purpose of effecting the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and has no, and at all times prior to the Closing except as expressly contemplated by the Transaction Documents and the Transactions, will have no, assets, liabilities or obligations of any kind or nature whatsoever other than those incident to and necessary for its formation.

SECTION 4.08.    PubCo Approval. (a) The PubCo Board has unanimously (i) determined that the Transactions are in the best interests of PubCo and its sole shareholder, and (ii) approved this Agreement, the Ancillary Agreements to which PubCo is or will be a party and the transactions contemplated hereby and thereby and (b) the sole shareholder of PubCo has adopted a resolution by written consent approving this Agreement, the Ancillary Agreements to which PubCo is or will be a party and the transactions contemplated hereby and thereby.

SECTION 4.09.    Brokers. No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of PubCo.

SECTION 4.10.    Foreign Private Issuer. PubCo is and shall be at all times commencing from the date 30 days prior to the first filing of the Proxy/Registration Statement with the SEC through the Second Merger Effective Time, a foreign private issuer as defined in Rule 405 under the Securities Act.

ARTICLE V.

REPRESENTATIONS AND WARRANTIES RELATING TO KCOMPANY

Except as set forth in the Kcompany SEC Reports publicly available prior to the date of this Agreement (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Kcompany SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) (it being acknowledged that nothing disclosed in such a Kcompany SEC Report will be deemed to modify or qualify the representations and warranties set forth in Section 5.01 (Corporate Organization; Subsidiaries), Section 5.03 (Capitalization) and Section 5.04 (Authority Relative to This Agreement)) and except as set forth in Kcompany’s disclosure schedule delivered by Kcompany in connection with this Agreement (the “Kcompany Disclosure Schedule”) (which disclosure in the Kcompany Disclosure Schedule shall be deemed to qualify or provide disclosure in response to (i) the section or subsection of this Article V that corresponds to the section or subsection of the Kcompany Disclosure Schedule in which any such disclosure is set forth and (ii) any other section or subsection of this Article V to the extent that its relevance to such section or subsection is reasonably apparent on the face of such disclosure), Kcompany hereby represents and warrants to the Company as follows:

SECTION 5.01.    Corporate Organization; Subsidiaries.

(a)    Kcompany is a Cayman Islands exempted company incorporated with limited liability, duly incorporated, validly existing and in good standing under the laws of the Cayman Islands, and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not have a Kcompany Material Adverse Effect.

(b)    Kcompany does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture or business association or other person.

SECTION 5.02.    Organizational Documents. Kcompany has heretofore furnished to the Company true, complete and correct copies of the Kcompany MAA. The Kcompany MAA are in full force and effect. Kcompany is not in violation of any of the provisions of the Kcompany MAA.

SECTION 5.03.    Capitalization.

(a)    The authorized share capital of Kcompany is $11,100 divided into one hundred million (100,000,000) Kcompany Class A Ordinary Shares, ten million (10,000,000) Kcompany Class B Ordinary Shares, and one million (1,000,000) Kcompany Preference Shares. As of the date of this Agreement, (i) twenty-seven million, six hundred thousand (27,600,000) Kcompany Class A Ordinary Shares are issued and outstanding, (ii) six million, nine hundred thousand (6,900,000) Kcompany Class B Ordinary Shares are issued and outstanding, (iii) no

Kcompany Preference Shares are issued and outstanding, (iv) no Kcompany Shares are held in treasury, (v) twenty million, seven hundred thousand (20,700,000) Kcompany Public Warrants and eighteen million, seven hundred and twenty thousand (18,720,000) Kcompany Private Placement Warrants are outstanding, and (vii) thirty nine million four hundred twenty thousand (39,420,000) Kcompany Class A Ordinary Shares are reserved for issuance on exercise of the Kcompany Warrants. Each Kcompany Warrant is exercisable for one Kcompany Class A Ordinary Share at an exercise price of $11.50.

(b)    All outstanding Kcompany Units, Kcompany Shares and Kcompany Warrants have been issued and granted in compliance with all applicable securities laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities laws and the Kcompany MAA.

(c)    Except for securities issued by Kcompany as permitted by this Agreement and the Kcompany Warrants, Kcompany has not issued any options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued share capital of Kcompany or obligating Kcompany to issue or sell any share capital of, or other equity interests in, Kcompany. All Kcompany Shares subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Kcompany is not a party to, or otherwise bound by, and Kcompany has not granted, any equity appreciation rights, participations, phantom equity or similar rights. Kcompany is not a party to any voting trusts, voting agreements, proxies, shareholder agreements or other agreements with respect to the voting or transfer of Kcompany Shares or any of the equity interests or other securities of Kcompany. Other than pursuant to the Kcompany MAA, there are no outstanding contractual obligations of Kcompany to repurchase, redeem or otherwise acquire any Kcompany Shares. There are no outstanding contractual obligations of Kcompany to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

SECTION 5.04.    Authority Relative to This Agreement. Kcompany has all necessary power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, to perform its obligations hereunder and thereunder and, subject to receiving the Kcompany Shareholder Approval, to consummate the Transactions. The execution and delivery by Kcompany of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party, the performance by Kcompany of its obligations hereunder and thereunder and the consummation by Kcompany of the Transactions, have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of Kcompany are necessary to authorize this Agreement or to consummate the Transactions (other than the Kcompany Shareholder Approval). This Agreement has been, and the other Transaction Documents to which Kcompany is or will at the Closing be a party will, at the Closing, be duly and validly executed and delivered by Kcompany and, assuming due authorization, execution and delivery by the other party or parties thereto, constitutes (or will then constitute) a legal, valid and binding obligation of Kcompany, enforceable against Kcompany in accordance with its terms subject to the Remedies Exceptions.

SECTION 5.05.    No Conflict; Required Filings and Consents.

(a)    The execution and delivery by Kcompany of this Agreement and the other Transaction Documents to which it is or will at the Closing be a party does not, and the performance of this Agreement by Kcompany will not, (i) conflict with or violate the Kcompany MAA, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law, rule, regulation, order, judgment or decree applicable to Kcompany or by which any of its property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of Kcompany pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Kcompany is a party or by which Kcompany or any of its property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that would not have a Kcompany Material Adverse Effect.

(b)    The execution and delivery of this Agreement by Kcompany does not, and the performance of this Agreement by Kcompany will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, Blue Sky Laws, and state takeover laws, the pre-closing notification requirements of the HSR Act and/or compliance with and filings or notifications under any applicable Foreign Investment Laws, (ii) such filings with and approvals of Nasdaq to permit the Merger Consideration to be issued in connection with the transactions contemplated by this Agreement and the other Transaction Documents to be listed on Nasdaq, (iii) execution and filing of the Initial Merger Documents, and (iv) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Kcompany from performing its material obligations under this Agreement.

SECTION 5.06.    Compliance. Kcompany is not and has not been in conflict with, or in default, breach or violation of, (a) any Law applicable to Kcompany or by which any property or asset of Kcompany is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Kcompany is a party or by which Kcompany or any property or asset of Kcompany is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have a Kcompany Material Adverse Effect. Kcompany is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for Kcompany to own, lease and operate its properties or to carry on its business as it is now being conducted.

SECTION 5.07.    SEC Filings; Financial Statements; Sarbanes-Oxley.

(a)    Kcompany has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the SEC since August 12, 2021, together with any amendments, restatements or supplements thereto (collectively, the “Kcompany SEC Reports”). As of their respective dates, the Kcompany SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Kcompany has filed with the SEC on a timely basis all documents required with respect to Kcompany by Section 16(a) of the Exchange Act and the rules and regulations thereunder.

(b)    Each of the financial statements (including, in each case, any notes thereto) contained in the Kcompany SEC Reports was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in shareholders equity and cash flows of Kcompany as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). Kcompany has no off-balance sheet arrangements that are not disclosed in the Kcompany SEC Reports. No financial statements other than those of Kcompany are required by GAAP to be included in the consolidated financial statements of Kcompany.

(c)    Except as and to the extent set forth in the Kcompany SEC Reports, Kcompany has no liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Kcompany’s business.

(d)    Kcompany is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the New York Stock Exchange (“NYSE”).

(e)    Kcompany has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Kcompany and other material information required to be disclosed by Kcompany in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Kcompany’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Such disclosure controls and procedures are effective in timely alerting Kcompany’s principal executive officer and principal financial officer to material information required to be included in Kcompany’s periodic reports required under the Exchange Act.

(f)    Kcompany maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Kcompany maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Kcompany has prior to the date of this Agreement delivered to the Company (with respect to disclosure made on or prior to the date of this Agreement) and shall have promptly furnished to the Company (with respect to disclosure made after the date of this Agreement) a true, complete and correct copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Kcompany to Kcompany’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Kcompany to record, process, summarize and report financial data. Kcompany has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Kcompany. Since the date of the latest audited financial statements included in the Kcompany SEC Reports, there have been no material changes in Kcompany’s internal control over financial reporting.

(g)    There are no outstanding loans or other extensions of credit made by Kcompany to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Kcompany. Kcompany has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)    Neither Kcompany (including any employee thereof) nor Kcompany’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Kcompany, (ii) any fraud, whether or not material, that involves Kcompany’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Kcompany or (iii) any claim or allegation regarding any of the foregoing.

(i)    As of the date of this Agreement, there are no outstanding comments from the SEC with respect to the Kcompany SEC Reports. To the knowledge of Kcompany, none of the Kcompany SEC Reports filed on or prior to the date of this Agreement is subject to ongoing SEC review or investigation as of the date of this Agreement.

SECTION 5.08.    Absence of Certain Changes or Events. Since August 12, 2021, except as expressly contemplated by this Agreement, (a) Kcompany has conducted its business in the ordinary course and in a manner consistent with past practice, and (b) there has not been any Kcompany Material Adverse Effect.

SECTION 5.09.    Absence of Litigation. There is no Action pending or, to the knowledge of Kcompany, threatened against Kcompany, or any property or asset of Kcompany, before any Governmental Authority. Neither Kcompany nor any material property or asset of Kcompany is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Kcompany, continuing investigation by, any Governmental Authority.

SECTION 5.10.    Board Approval; Vote Required.

(a)    At a meeting duly called and held (or by way of unanimous written resolution in lieu of a meeting), the Kcompany Board, by at least a majority vote of those voting and not subsequently rescinded or modified in any way, has (i) determined that the Transactions are in the best interests of Kcompany and its shareholders, (ii) approved this Agreement, the Cayman Plan of Merger, the Ancillary Agreements to which Kcompany is or will be a party and the transactions contemplated hereby and thereby and (iii) resolved to recommend, among other things, approval of this Agreement, the Cayman Plan of Merger and the transactions contemplated by this Agreement by the holders of Kcompany Shares entitled to vote thereon.

(b)    At the Kcompany Shareholders Meeting, assuming that a quorum is present, (i) only a Kcompany Ordinary Resolution shall be required to approve the BCA Proposal, (ii) only a Kcompany Special Resolution shall be required to approve the Initial Merger Proposal, (iii) only a Kcompany Ordinary Resolution shall be required to approve the Adjournment Proposal, and (iv) with respect to any Additional Proposals proposed to the Kcompany Shareholders, the only requisite approval required shall be under the Kcompany MAA, the Cayman Act or other applicable law (the approval by the Kcompany Shareholders of all of the foregoing, collectively, the “Kcompany Shareholder Approval”). The Kcompany Shareholder Approval is the only vote of any holders of Kcompany’s share capital necessary to adopt this Agreement and any Transaction Document and to approve the Transactions.

SECTION 5.11.    Brokers. Except for UBS Securities LLC, Stifel, Nicolaus & Company, Incorporated, Robert W. Baird & Co. Incorporated, Drexel Hamilton, LLC and EarlyBirdCapital, Inc., no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Kcompany.

SECTION 5.12.    Kcompany Trust Fund. As of the date of this Agreement, Kcompany has no less than $276,000,000.00 in the trust fund established by Kcompany for the benefit of its public shareholders (the “Trust Fund”) maintained in a trust account at JP Morgan Chase Bank, N.A. (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of August 12, 2021, between Kcompany and the Trustee (the “Trust Agreement”). The Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Kcompany has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Kcompany or the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between Kcompany and the Trustee that would cause the description of the Trust Agreement in the Kcompany SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of Kcompany, that would entitle any person (other than shareholders of Kcompany who shall have elected to redeem their Kcompany Class A Ordinary Shares pursuant to the Kcompany MAA) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account may be released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the Kcompany MAA. As of the date of this Agreement, there are no Actions pending or, to the knowledge of Kcompany, threatened in writing with respect to the Trust Account. Upon consummation of the Closing and notice thereof to the Trustee pursuant to the Trust Agreement, Kcompany shall cause the Trustee to, and the Trustee shall thereupon be obligated to, release to Kcompany as promptly as practicable, the Trust Funds in accordance with the Trust Agreement at which point the Trust Account shall terminate; provided, however, that the liabilities and obligations of Kcompany due and owing or incurred at or prior to the Second Merger Effective Time shall be paid as and when due, including all amounts payable (a) to shareholders of Kcompany who shall have exercised their Redemption Rights, (b) with respect to filings, applications and/or other actions taken pursuant to this Agreement required under Law, (c) to the Trustee for fees and costs incurred in accordance with the Trust Agreement; and (d) to third parties (e.g., professionals, printers, etc.) who have rendered services to Kcompany in connection with its efforts to effect the Closing. As of the date of this Agreement, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its respective obligations hereunder, Kcompany has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Kcompany at the Second Merger Effective Time.

SECTION 5.13.    Employees. Other than any officers as described in the Kcompany SEC Reports, Kcompany has never employed any employees or retained any contractors. Other than amounts due as set forth in the Kcompany SEC Reports or for reimbursement of any out-of-pocket expenses incurred by Kcompany’s officers and directors in connection with activities on Kcompany’s behalf in an aggregate amount not in excess of the amount of cash held by Kcompany outside of the Trust Account, Kcompany has no unsatisfied material liability with respect to any employee, officer or director. Kcompany has never and does not currently maintain, sponsor, contribute to or have any direct liability under any employee benefit plan (as defined in Section 3(3) of ERISA), nonqualified deferred compensation plan subject to Section 409A of the Code, bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, change in control, fringe benefit, sick pay and vacation plans or arrangements or other employee benefit or compensation plans, programs or arrangements (each, a “Kcompany Plan”). The Transactions shall not be the direct or indirect cause of any amount paid or payable by Kcompany or any affiliate being classified as an “excess parachute payment” under Section 280G of the Code, the deductibility of which by Kcompany would be limited by Section 280G of the Code. There is no contract, agreement, plan or arrangement to which Kcompany is a party which requires payment by any party of a Tax gross-up or Tax reimbursement payment to any person.

SECTION 5.14.    Taxes.

(a)    Kcompany (i) has duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by either of them as of the date of this Agreement and all such filed Tax Returns are complete and accurate in all material respects; (ii) has timely paid all material Taxes that are shown as due on such filed Tax Returns and any other material Taxes that Kcompany is otherwise obligated to pay, except with respect to Taxes not yet due and payable or otherwise being contested in good faith; (iii) with respect to all material Tax Returns filed by or with respect to either of them, have not waived any statute of limitations with respect to the assessment or collection of any material amount of Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; and (iv) does not have any deficiency, audit, examination, investigation or other proceeding in respect of a material amount of Taxes or material Tax matters pending or proposed or threatened in writing, for a Tax period which the statute of limitations for assessments remains open.

(b)    Kcompany is not a party to or has no obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement (including any agreement, contract or arrangement providing for the sharing or ceding of credits or losses, but excluding agreements, contracts, arrangements or commitments the primary purpose of which do not relate to Taxes) or does not have a potential liability or obligation to any person as a result of or pursuant to any such agreement, contract, arrangement or commitment other than an agreement, contract, arrangement or commitment the primary purpose of which does not relate to Taxes.

(c)    Kcompany will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law); (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax law) executed on or prior to the Closing Date; (iii) any prepaid amount received on or prior to the Closing; or (iv) installment sale made on or prior to the Closing Date.

(d)    Except as would not be material, Kcompany has withheld and paid to the appropriate Taxing Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, shareholder or other third party and has complied in all material respects with all applicable Laws relating to the payment and withholding of Taxes.

(e)    Kcompany has not been a member of an affiliated group filing a consolidated, combined or unitary U.S. federal, state, local or non-U.S. income Tax Return.

(f)    Kcompany does not have any material liability for the Taxes of any other person under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (but excluding contracts, the primary purpose of which do not relate to Taxes), or otherwise by operation of applicable Law.

(g)    Kcompany does not have any request for a material ruling in respect of Taxes pending between Kcompany, on the one hand, and any Taxing Authority, on the other hand.

(h)    Kcompany has not within the prior two (2) years distributed stock or shares of another person, or has had its share capital distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Section 355 or Section 361 of the Code.

(i)    Kcompany has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(j)    Neither the IRS nor any other U.S. or non-U.S. Tax authority or agency has asserted in writing or, to the knowledge of Kcompany, has threatened to assert against Kcompany any deficiency or claim for any Taxes or interest thereon or penalties in connection therewith which is still pending or unresolved.

(k)    There are no Tax Liens upon any assets of the Kcompany for material Taxes except for Permitted Liens.

(l)    Kcompany has not taken or agreed to take any action, and Kcompany does not intend to or plan to take any action, or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

SECTION 5.15.    Defense Production Act. Kcompany hereby represents that (a) the Sponsor is not, and to the knowledge of Kcompany, Kcompany is not a “foreign person,” as defined in Section 721 of the U.S. Defense Production Act of 1950, as amended, including any implementing regulations thereof (the “DPA”) and (b) the Sponsor does not, and to the knowledge of Kcompany, Kcompany does not, permit any foreign person affiliated with the Sponsor or Kcompany, whether affiliated as a limited partner or otherwise, to obtain through the Sponsor or Kcompany any of the following with respect to the Company: (i) control (as defined in the DPA) of the Company, including the power to determine, direct or decide any important matters for the Company; (ii) access to any material nonpublic technical information (as defined in the DPA) in the possession of the Company (which shall not include financial information about the Company), including access to any information not already in the public domain that is necessary to design, fabricate, develop, test, produce, or manufacture Company products, including processes, techniques, or methods; (iii) membership or observer rights on the Company Board or the right to nominate an individual to a position on the Company Board; or (iv) any involvement (other than through voting of shares) in substantive decision-making of the Company regarding (x) the use, development, acquisition or release of any Company “critical technology” (as defined in the DPA); (y) the use, development, acquisition, safekeeping, or release of “sensitive personal data” (as defined in the DPA) of U.S. citizens maintained or collected by the Company, or (z) the management, operation, manufacture, or supply of “covered investment critical infrastructure” (as defined in the DPA).

SECTION 5.16.    Listing. The issued and outstanding Kcompany Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “KCGI.U.” The issued and outstanding Kcompany Class A Ordinary Shares are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “KCGI”. The issued and outstanding Kcompany Public Warrants are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on NYSE under the symbol “KCGI.W”. As of the date of this Agreement, there is no Action pending or, to the knowledge of Kcompany, threatened in writing against Kcompany by NYSE or the SEC with respect to any intention by such entity to deregister the Kcompany Units, the Kcompany Class A Ordinary Shares, or the Kcompany Public Warrants or terminate the listing of Kcompany on NYSE. None of Kcompany or any of its affiliates has taken any action in an attempt to terminate the registration of the Kcompany Units, the Kcompany Class A Ordinary Shares, or the Kcompany Public Warrants under the Exchange Act.

SECTION 5.17.    Kcompany’s Investigation and Reliance. Kcompany is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Group Companies, PubCo and the Transactions, which investigation, review and analysis were conducted by Kcompany together with expert advisors, including legal counsel, that they have engaged for such purpose. Kcompany and its Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Group Companies and PubCo and other information that they have requested in connection with their investigation of the Group Companies, PubCo and the Transactions. Kcompany is not relying on any statement, representation or warranty, oral or written, express or implied, made by any Group Company, PubCo or any of their respective Representatives, except as expressly set forth in Article III or Article IV (as modified by the Company Disclosure Schedule). No Group Company, nor PubCo nor any of their respective shareholders, affiliates or Representatives shall have any liability to Kcompany or any of its shareholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to Kcompany or any of its Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms,” management presentations, due diligence discussions or in any other form in expectation of the Transactions. No Group Company, nor PubCo, nor any of their respective shareholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving any Group Company or PubCo.

SECTION 5.18.    Affiliate Agreements. Kcompany is not a party to any transaction, agreement, arrangement or understanding required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K (each of the foregoing, a “Kcompany Affiliate Agreement”).

ARTICLE VI.

CONDUCT OF BUSINESS PENDING THE CLOSING

SECTION 6.01.    Conduct of Business by the Group Companies and PubCo.

(a)    Between the date of this Agreement and the Second Merger Effective Time or the earlier termination of this Agreement, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, (3) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), or (4) for any actions taken reasonably and in good faith to respond to COVID-19 Measures or Emergency Actions (provided that prior to taking any material actions that the Company intends to take, to the extent the Company intends to take such actions in reliance on this clause (4), the Company shall use commercially reasonable efforts to provide advance notice to and consult with Kcompany prior to taking such actions) unless Kcompany shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed) the Company shall, and shall cause each Group Company to:

(i)    conduct its business in the ordinary course of business and in a manner consistent with past practice; and

(ii)    use its commercially reasonable efforts to preserve substantially intact its business organization, to keep available the services of its current officers, key employees and consultants and to preserve its current relationships with customers, suppliers and other persons with which it has significant business relations.

(b)    By way of amplification and not limitation, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, or (3) as required by applicable Law (including COVID-19 Measures or as may be requested or compelled by any Governmental Authority), the Company shall not, and shall cause each Group Company not to, between the date of this Agreement and the Second Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of Kcompany (which consent shall not be unreasonably conditioned, withheld or delayed):

(i)    amend or otherwise change its Organizational Documents;

(ii)    issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any shares of any class of capital stock of any Group Company, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including any phantom interest), of a Group Company, other than (A) the issuance of shares upon the exercise, exchange, redemption or settlement, as applicable, of Company Options, Company RSUs, Company Warrants and Company Convertible Notes, in each case, in accordance with their respective terms as of the date of this Agreement and the terms of this Agreement, and (B) grants of new Company Options, or Company RSUs in the ordinary course of business consistent with the Company’s existing equity grant policy, and (C) with respect of the issued and outstanding Company Shares held as Restricted Shares under the Company Restricted Share Plan, transactions that are required (and not in the Company’s direction) by the terms of such Restricted Shares awards as in effect on the date of this Agreement;

(iii)    declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock (other than a dividend or distribution by a subsidiary of the Company to the Company);

(iv)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of its capital stock, other than redemptions of equity securities from employees or former employees upon the terms set forth in the underlying agreements governing such equity securities, including the terms of the Restricted Shares under the Company Restricted Share Plan;

(v)    except in the ordinary course of business consistent with past practice, issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of any material assets of any Group Company, except for assets which are no longer used in the business of the Group Company;

(vi)    (A) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof in an amount in excess of $5,000,000; or (B) incur any indebtedness for borrowed money in excess of $5,000,000 or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets, in each case, except with respect to accounts payable or indebtedness otherwise incurred in the ordinary course of business and consistent with past practice;

(vii)    (A) grant any increase in the compensation, incentives or benefits payable or to become payable to any current or former director, officer, employee or consultant of any Group Company as of the date of this Agreement, other than increases in base compensation of employees in the ordinary course of business, (B) enter into any new, or materially amend any existing employment or severance or termination agreement with any current or former director, officer, employee or consultant, (C) accelerate or commit to accelerate the funding, payment or vesting of any compensation or benefits to any current or former director, officer, employee or consultant, (D) hire or otherwise enter into any employment or consulting agreement or arrangement with any person or terminate any current or former director, officer employee or consultant provider whose total cash compensation would exceed, on an annualized basis, $300,000, or (E) enter into or amend any collective bargaining agreement or other labor agreement covering any Group Company’s employees;

(viii)    other than as required by Law or pursuant to the terms of an agreement entered into prior to the date of this Agreement and reflected on Section 3.10(a) of the Company Disclosure Schedule or that such Group Company is not prohibited from entering into after the date of this Agreement, grant any severance or termination pay to, any director or officer of any Group Company, other than in the ordinary course of business consistent with past practice;

(ix)    adopt, amend and/or terminate any material Plan except as may be required by applicable Law, is necessary in order to consummate the Transactions, or health and welfare plan renewals in the ordinary course of business;

(x)    materially amend other than reasonable and usual amendments in the ordinary course of business, with respect to accounting policies or procedures, other than as required by IFRS;

(xi)    make any material Tax election, amend a material Tax Return, enter into any material Tax closing agreement or settle or compromise any material U.S. federal, state, local or non-U.S. income Tax liability except in the ordinary course of business consistent with past practice;

(xii)    materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Material Contract or amend, waive, modify or consent to the termination (excluding any expiration in accordance with its terms) of any Group Company’s material rights thereunder, in each case in a manner that is adverse to such Group Company, except in the ordinary course of business;

(xiii)    intentionally permit any material item of Company-Owned IP to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable or fail to perform or make any applicable filings, recordings or other similar actions or filings, or fail to pay all required fees and taxes required to maintain each and every material item of Company-Owned IP; or

(xiv)    enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

(c)    Notwithstanding anything to the contrary in this Agreement, the parties agree that the Company may enter into any formal or informal agreement or otherwise make a binding commitment in connection with or consummate a Permitted Financing without the prior written consent by Kcompany and such actions shall not be deemed a breach of this Section 6.01 by the Company.

SECTION 6.02.    Conduct of Business by Kcompany. Except (i) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (ii) as set forth on Section 6.02 of the Kcompany Disclosure Schedule (iii) as required by applicable Law (including any COVID-19 Measures or as may be requested or compelled by any Governmental Authority), or (iv) for any actions taken reasonably and in good faith to respond to COVID-19 Measures or Emergency Actions (provided that prior to taking any material actions that Kcompany intends to take, to the extent Kcompany intends to take such actions in reliance on this clause (iv), Kcompany shall use commercially reasonable efforts to provide advance notice to and consult with the Company prior to taking such actions) Kcompany agrees that from the date of this Agreement until the earlier of the termination of this Agreement and the Initial Merger Effective Time, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Kcompany shall be conducted in the ordinary course of business and in a manner consistent with past practice. By way of amplification and not limitation, except (1) as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth on Section 6.02 of the Kcompany Disclosure Schedule or (3) as required by applicable Law (including any COVID-19 Measures or as may be requested or compelled by any Governmental Authority), Kcompany shall not, between the date of this Agreement and the Initial Merger Effective Time or the earlier termination of this Agreement, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:

(a)    amend or otherwise change the Kcompany MAA or form any subsidiary;

(b)    declare, set aside, make or pay any dividend or other distribution, payable in cash, shares, property or otherwise, with respect to any of its share capital, other than redemptions from the Trust Fund that are required pursuant to the Kcompany MAA;

(c)    reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any Kcompany Shares or Kcompany Warrants except for redemptions from the Trust Fund that are required pursuant to the Kcompany MAA;

(d)    issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any class of shares or other securities of Kcompany, or any options, warrants, convertible securities or other rights of any kind to acquire any such shares or shares of capital stock, or any other ownership interest (including any phantom interest), of Kcompany;

(e)    fail to maintain its existence or acquire (including by merger, consolidation, or acquisition of stock, shares or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;

(f)    engage in any conduct in a new line of business or engage in any commercial activities (other than to consummate the Transactions);

(g)    incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Kcompany, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing;

(h)    make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date of this Agreement, as agreed to by its independent accountants;

(i)    make any material Tax election, enter into any material Tax closing agreement or settle or compromise any material U.S. federal, state, local or non-U.S. income Tax liability, except in the ordinary course of business consistent with past practice;

(j)    liquidate, dissolve, reorganize or otherwise wind up the business and operations of Kcompany;

(k)    amend the Trust Agreement or any other agreement related to the Trust Account;

(l)    enter into, or amend or modify any term of (in a manner adverse to Kcompany), terminate (excluding any expiration in accordance with its terms), or waive or release any material rights, claims or benefits under any Kcompany Plan (or any agreement, arrangement, policy or plan that would be a Kcompany Plan if in effect on the date of this Agreement);

(m)    hire any employee or take any action or refrain therefrom that would result in the Transactions being the direct or indirect cause of any amount paid or payable by Kcompany or any of its affiliates being classified as an “excess parachute payment” under Section 280G of the Code, the deductibility of which by Kcompany would be limited by Section 280G of the Code, or the imposition of any additional Tax under Section 4999 of the Code;

(n)    other than as set forth on Section 6.02(n) of the Kcompany Disclosure Schedule, enter into, renew or amend in any material respect, any Kcompany Affiliate Agreement (or any contract, that if existing on the date of this Agreement, would have constitute an Kcompany Affiliate Agreement); or

(o)    enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

SECTION 6.03.    Claims Against Trust Account. The Company and PubCo agree that, notwithstanding any other provision contained in this Agreement, neither the Company nor PubCo does now have, and shall not at any time prior to the Second Merger Effective Time have, any claim to, or make any claim against, the Trust Fund, regardless of whether such claim arises as a result of, in connection with or relating in any way to, the business relationship between the Company or PubCo on the one hand, and Kcompany on the other hand, this Agreement, any Ancillary Agreement, or any other agreement or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to in this Section 6.03 as the “Claims”). Notwithstanding any other provision contained in this Agreement or any Ancillary Agreement, each of the Company and PubCo hereby irrevocably waives any Claim it may have, now or in the future and will not seek recourse against the Trust Fund for any reason whatsoever in respect thereof; provided, however, that the foregoing waiver will not limit or prohibit the Company or PubCo from pursuing a claim against Kcompany or any other person (a) for legal relief against monies or other assets of Kcompany held outside of the Trust Account or for specific performance or other equitable relief in connection with the Transactions or (b) for damages for breach of this Agreement against Kcompany (or any successor entity) in the event this Agreement is terminated for any reason and Kcompany consummates a business combination transaction with another party. In the event that the Company or PubCo commences any action or proceeding against or involving the Trust Fund in violation of the foregoing, Kcompany shall be entitled to recover from the Company and PubCo, jointly and severally, the associated reasonable legal fees and costs in connection with any such action, in the event Kcompany prevails in such action or proceeding.

ARTICLE VII.

ADDITIONAL AGREEMENTS

SECTION 7.01.    Proxy/Registration Statement.

(a)    As promptly as practicable after the execution of this Agreement, the parties shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by any of the parties), and PubCo shall file with the SEC, the Proxy Statement / Registration Statement (as amended or supplemented, the “Proxy/Registration Statement”) (it being understood that the Proxy/Registration Statement shall include a registration statement (the “Registration Statement”) and prospectus of PubCo and a proxy statement of Kcompany), which will be used for the Kcompany Shareholders Meeting to be held to consider (i) the adoption and approval of this Agreement and the transactions contemplated therein (the “BCA Proposal”); (ii) the approval of the Initial Merger and the Cayman Plan of Merger (the “Initial Merger Proposal”); (iii) the adjournment of the Kcompany Shareholders Meeting, if necessary, for up to 15 days to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing proposals (the “Adjournment Proposal”); and (iv) the adoption and approval of any other proposals the parties deem necessary to effectuate the Transactions (each, an “Additional Proposal”) (such proposals in clauses (i) through (iii) together, the “Kcompany Proposals”).

(b)    Each party shall use its reasonable best efforts to (i) cause the Registration Statement when filed with the SEC to comply in all material respects with all Laws applicable thereto, (ii) promptly notify each other of, cooperate with each other with respect to and respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy/Registration Statement, (iii) cause the Proxy/Registration Statement to be declared effective under the Securities Act as promptly as practicable and (iv) to keep the Proxy/Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after finalization of the Proxy/Registration Statement, Kcompany shall mail the Proxy/Registration Statement to its shareholders. Each party shall furnish all information concerning it and its subsidiaries as may reasonably be requested by any other party in connection with such actions and the preparation of the Proxy/Registration Statement, provided, however, that no party shall use any such information for any purposes other than those contemplated by this Agreement unless: (A) such party obtains the prior written consent of the other to such use (which consent shall not be unreasonably withheld, conditioned or delayed); or (B) to the extent that use of such information is required to avoid violation of applicable Law.

(c)    No filing of an amendment or supplement to the Proxy/Registration Statement will be made by a party without the approval of the other parties (such approval not to be unreasonably withheld, conditioned or delayed). Each party will advise the other, promptly after they receive notice thereof, of the time when the Proxy/Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order, of the suspension of the qualification of the PubCo Ordinary Shares to be issued as Merger Consideration in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy/Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information and responses thereto. Each party shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC or its staff with respect to the Proxy/Registration Statement and any amendment to the Proxy/Registration Statement filed in response thereto.

(d)    Kcompany represents that the information supplied by Kcompany for inclusion in the Proxy/Registration Statement shall not, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Kcompany, (iii) the time of the Kcompany Shareholders Meeting, and (iv) the Initial Merger Effective Time, contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Initial Merger Effective Time, any event or circumstance relating to Kcompany or its officers or directors, should be discovered by Kcompany which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, Kcompany shall promptly inform the Company. All documents that Kcompany is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

(e)    The Company represents that the information supplied by the Company and PubCo for inclusion in the Proxy/Registration Statement or any current report on Form 8-K shall not, at (i) the time the Registration Statement is declared effective (in the case of the Proxy/Registration Statement) or at the time filed (in the case of a current report on Form 8-K), (ii) the time the Proxy/Registration Statement (or any amendment thereof or supplement thereto) is first mailed to the shareholders of Kcompany (in the case of the Proxy/Registration Statement), (iii) the time of the Kcompany Shareholders Meeting (in the case of the Proxy/Registration Statement), and (iv) the Second Merger Effective Time (in the case of the Proxy/Registration Statement), contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If, at any time prior to the Second Merger Effective Time, any event or circumstance relating to a Group Company, or its officers or directors, should be discovered by the Company or PubCo which should be set forth in an amendment or a supplement to the Proxy/Registration Statement, the Company shall promptly inform Kcompany. All documents that the Company or PubCo is responsible for filing with the SEC in connection with the Transactions will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the rules and regulations thereunder and the Exchange Act and the rules and regulations thereunder.

SECTION 7.02.    Kcompany Shareholders Meeting. Kcompany shall call and hold the Kcompany Shareholders Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of voting solely upon the Kcompany Proposals, and Kcompany shall use its reasonable best efforts to hold the Kcompany Shareholders Meeting as soon as practicable after the date on which the Registration Statement becomes effective (but in any event no later than thirty (30) days after the date on which the Proxy/Registration Statement is mailed to shareholders of Kcompany). Kcompany shall consult with the Company in fixing the record date for the Kcompany Shareholders Meeting and the date of the Kcompany Shareholders Meeting, give notice to the Company of the Kcompany

Shareholders Meeting and allow the Company’s representatives and legal counsel to attend the Kcompany Shareholders Meeting. Kcompany will ensure that all proxies solicited in connection with the Kcompany Shareholders Meeting are solicited in compliance with all applicable Laws and the rules of NYSE. Kcompany shall use its reasonable best efforts to obtain the approval of the Kcompany Proposals at the Kcompany Shareholders Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Kcompany Proposals, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The Kcompany Board shall recommend to its shareholders that they approve the Kcompany Proposals and shall include such recommendation in the Proxy/Registration Statement.

SECTION 7.03.    Company Shareholders Meeting. The Company shall call and hold the Company Shareholders Meeting as promptly as practicable after the date on which the Registration Statement becomes effective for the purpose of obtaining the Requisite Approval, which shall include the approval of the Second Merger. The Company shall consult with Kcompany in fixing the record date for the Company Shareholders Meeting and the date of the Company Shareholders Meeting, give notice to Kcompany of the Company Shareholders Meeting and allow Kcompany’s representatives and legal counsel to attend the Company Shareholders Meeting. The Company will ensure that all proxies solicited in connection with the Company Shareholders Meeting are solicited in compliance with all applicable Laws. The Company shall use its reasonable best efforts to obtain the Requisite Approval at the Company Shareholders Meeting, including by soliciting from its shareholders proxies as promptly as possible in favor of the Requisite Approval, and shall take all other action necessary or advisable to secure the required vote or consent of its shareholders. The Company shall send meeting materials to the Company Shareholders which shall seek the Requisite Approval and shall include in all such meeting materials a statement to the effect that the Company Board has unanimously recommended that the Company Shareholders vote in favor of the Requisite Approval.

SECTION 7.04.    Access to Information; Confidentiality.

(a)    From the date of this Agreement until the Second Merger Effective Time, the Company and Kcompany shall (and shall cause their respective subsidiaries (if any) to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries (if any) and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries (if any) as the other party or its Representatives may reasonably request. Notwithstanding the foregoing, neither the Company nor Kcompany shall be required to provide access to or disclose information where the access or disclosure would (i) jeopardize the protection of attorney-client privilege or contravene applicable Law (including COVID-19 Measures) or (ii) require providing access that such party reasonably determines, in light of COVID-19 or COVID-19 Measures, would jeopardize the health and safety of any employee of such party (it being agreed that the parties shall use their commercially reasonable efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).

(b)    All information obtained by the parties pursuant to this Section 7.04(b) shall be kept confidential in accordance with the confidentiality agreement, dated as of February 14, 2023 (the “Confidentiality Agreement”), between Kcompany and the Company.

(c)    Notwithstanding anything in this Agreement to the contrary, each party (and its Representatives) may consult any tax advisor regarding the tax treatment and tax structure of the Transactions and may disclose to any other person, without limitation of any kind, the tax treatment and tax structure of the Transactions and all materials (including opinions or other tax analyses) that are provided relating to such treatment or structure, in each case in accordance with the Confidentiality Agreement.

SECTION 7.05.    Company Solicitation. Except as set forth in Section 7.05 of the Company Disclosure Schedule , from and after the date of this Agreement and ending on the earlier of (a) the Second Merger Effective Time and (b) the termination of this Agreement in accordance with Section 9.01, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, and PubCo shall not, (i) initiate or solicit, whether publicly or otherwise, any inquiries with respect to, or the making of, any Company Acquisition Proposal that is not a Permitted Financing, (ii) other than to the extent necessary to consummate a Permitted Financing, amend or grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of a Group Company or PubCo, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Company Acquisition Proposal or Variable Rate Transaction, (iv) approve, endorse, recommend, execute or enter into any acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other written arrangement relating to any Company Acquisition Proposal or Variable Rate Transaction or any proposal or offer that could reasonably be expected to lead to a Company Acquisition Proposal or Variable Rate Transaction, or (v) resolve or agree to do any of the foregoing or otherwise authorize or permit any of its Representatives to take any such action.    The Company shall promptly notify Kcompany (and in any event within twenty-four (24) hours) of the receipt of any written Company Acquisition Proposal by any Group Company or PubCo after the date of this Agreement, which notice shall identify the third party making any Company Acquisition Proposal and shall include copy of a written Company Acquisition Proposal. Notwithstanding the foregoing, the Company may inform any person making an unsolicited proposal regarding a Company Acquisition Proposal of the terms of this Section 7.05.    The parties agree that any violation of the restrictions set forth in this Section 7.05 by any Group Company or PubCo or its respective Representatives shall be deemed to be a breach of this Section 7.05 by the Company and PubCo.

SECTION 7.06.    Kcompany Exclusivity. From the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement in accordance with Section 9.01, Kcompany shall not, and shall cause its Representatives not to, directly or indirectly, (i) enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage or respond to any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or otherwise cooperate in any way with, any person or other entity or “group” within the meaning of Section 13(d) of the Exchange Act, concerning any sale of any material assets of such person or any of the outstanding share capital or any conversion, consolidation, liquidation, dissolution or similar transaction involving such person other than with the Company and its Representatives (an “Alternative Transaction”), (ii)

enter into any agreement regarding, continue or otherwise knowingly participate in any discussions regarding, or furnish to any person any information with respect to, or cooperate in any way that would otherwise reasonably be expected to lead to, any Alternative Transaction or (iii) commence, continue or renew any due diligence investigation regarding any Alternative Transaction; provided, however, that the execution, delivery and performance of this Agreement and the Transaction Documents and the consummation of the Transactions shall not be deemed a violation of this Section 7.06. Kcompany shall, and shall cause its affiliates and Representatives to, immediately cease any and all existing discussions or negotiations with any person conducted heretofore with respect to any Alternative Transaction. Kcompany also agrees that it will promptly request each person (other than the Group Companies, PubCo and their Representatives) that has prior to the date of this Agreement executed a confidentiality agreement in connection with its consideration of an Alternative Transaction to return or destroy all Confidential Information furnished to such person by or on behalf of it prior to the date of this Agreement (to the extent so permitted under, and in accordance with the terms of, such confidentiality agreement). If Kcompany or any of its affiliates or its or their respective Representatives receives any inquiry or proposal with respect to an Alternative Transaction at any time prior to the Closing, then Kcompany shall promptly (and in no event later than one (1) Business Day after Kcompany becomes aware of such inquiry or proposal) notify such person in writing that Kcompany is subject to an exclusivity agreement with respect to the Transaction that prohibits Kcompany or any of its affiliates or its or their respective Representatives from considering such inquiry or proposal. Without limiting the foregoing, the parties agree that any violation of the restrictions set forth in this Section 7.06 by Kcompany or any of its affiliates or its or their respective Representatives shall be deemed to be a breach of this Section 7.06 by Kcompany.

SECTION 7.07.    Employee Benefits Matters. Prior to the effectiveness of the Proxy/Registration Statement, the PubCo Board shall approve and adopt an equity incentive plan, in such form, which includes such number of PubCo Ordinary Shares reserved for issuance, as the Company shall determine in consultation with a nationally recognized compensation consultant engaged by the Company (the “Equity Plan”), in the manner prescribed under applicable Laws, effective as of the Closing Date. The Equity Plan will permit the issuance of PubCo Ordinary Shares.

SECTION 7.08.    Directors’ and Officers’ Indemnification.

(a)    The PubCo Charter shall contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the Company Articles of Association and the Kcompany MAA, as applicable, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Closing in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Closing, were directors, officers, employees, fiduciaries or agents of the Company or Kcompany, as applicable, unless such modification shall be required by applicable Law.

(b)    On the Closing Date, each of the Company and Kcompany shall obtain (at each such party’s sole cost and expense) a non-cancelable run-off directors and officers “tail” insurance policy (providing coverage that, taken as a whole, is no less favorable than under such person’s policy as in effect on the date of this Agreement), for a period of six (6) years after the Closing Date to provide insurance coverage for events, acts or omissions occurring on or prior to the Closing Date for all persons who were directors or officers of the Company or Kcompany, as applicable, on or prior to the Closing Date (the “D&O Tail”). Notwithstanding the foregoing, in no event shall either party be required to expend on the premium of such D&O Tail more than $1,011,000 (the “Premium Cap”). If such minimum coverage under any such D&O Tail is or becomes unavailable at the Premium Cap, then any such D&O Tail shall contain the maximum coverage available at the Premium Cap.

(c)    On the Closing Date, PubCo shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Kcompany with the post-Closing directors and officers of PubCo, which indemnification agreements shall continue to be effective following the Closing.

SECTION 7.09.    Notification of Certain Matters. The Company shall give prompt notice to Kcompany, and Kcompany shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail to be satisfied at the Closing. It is understood and agreed that no such notification will affect or be deemed to modify the conditions to the obligations of the parties to consummate the Transactions or the remedies available to the parties under this Agreement. The terms and conditions of the Confidentiality Agreement apply to any information provided under this Section 7.09.

SECTION 7.10.    Further Action; Reasonable Best Efforts.

(a)    Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of Governmental Authorities and parties to contracts with any Group Company as set forth in Section 3.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Closing. In case, at any time after the Second Merger Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.

(b)    Each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. No party to this Agreement shall agree to participate in any meeting with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting. Subject to the terms of the Confidentiality Agreement, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Confidentiality Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority or members of its staff, on the other hand, with respect to this Agreement and the Transactions. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.

(c)    Excluding Section 7.14, notwithstanding other provisions in this Agreement, in the event that, in connection with the involvement of the Company, PubCo, Kcompany, or their respective affiliates, in the set of transactions contemplated under this Agreement, the Company or Kcompany reasonably concludes in good faith after consultation with counsel, and subject to consultation and good faith consideration of the views of the other party, that submission of any additional regulatory filing with a Governmental Authority (under a Foreign Investment Law or otherwise) would be either required or advisable, each of the Company, PubCo, and Kcompany, and their respective affiliates, shall use their reasonable best efforts to promptly submit a filing with the appropriate Governmental Authority (the “Regulatory Filing”). In the event of a Regulatory Filing, each of the Company, PubCo, Kcompany, and their respective affiliates shall use reasonable best efforts to cooperate and coordinate with the other parties in preparing and submitting the Regulatory Filing and in obtaining regulatory approval from the appropriate Governmental Authority, including, to the extent permitted by applicable Law and subject to customary confidentiality restrictions and all applicable privileges (including the attorney-client privilege) and consistent with any instruction or direction from the respective Governmental Authority, consultation on information to be presented to the Governmental Authority and sharing of draft documents prior to submission, prompt notification of any communication from the Governmental Authority or any of its member agencies, and in connection with resolving any investigation or other inquiry of the Governmental Authority or any of its member agencies. The Company, PubCo, Kcompany, and their respective affiliates shall take or accept any actions, conditions, or restrictions proposed by the appropriate Governmental Authority as a condition of obtaining regulatory approval with respect to a Regulatory Filing; provided, however, that the Company shall not be required to accept any actions, conditions, or restrictions that would have a material adverse impact on the Company’s business. The Company and Kcompany shall as between themselves each bear one half of all costs for preparing any Regulatory Filing and seeking regulatory approval.

SECTION 7.11.    Public Announcements. The initial press release relating to this Agreement shall be a joint press release the text of which has been agreed to by each of Kcompany and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of Nasdaq or NYSE, each of Kcompany and the Company shall use its reasonable best efforts to consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed). Furthermore, nothing contained in this Section 7.11 shall prevent Kcompany or the Company and/or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors.

SECTION 7.12.    Tax Matters.

(a)    No party has taken (or failed to take) any action or caused any action to be taken (or to fail to be taken) and will not take (or fail to take) any action or will cause any action to be taken (or to fail to be taken) (in each case other than any action provided for or prohibited by this Agreement), or has any knowledge of any fact or circumstance that could reasonably be expected to prevent the Transactions from qualifying for the Intended Tax Treatment.

(b)    Each party agrees to act in good faith, consistent with the Intended Tax Treatment and will not take any position on any U.S. Tax Return or otherwise take any U.S. Tax reporting position inconsistent with the Intended Tax Treatment, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code that the Intended Tax Treatment is not correct.

(c)    Tax Covenants.

(i)    The parties agree that this Agreement is a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) and 1.368-3(a).

(ii)    From the date of this Agreement to the Closing, (x) the Company shall and shall cause each of the Group Companies to, and (y) Kcompany shall: (A) prepare, in the ordinary course of business consistent with past practice (except as otherwise required by a change in applicable Law), and timely file all Tax Returns required to be filed (taking into account applicable extensions) by it on or before the Closing Date (“Post-Signing Returns”); (B) deliver drafts of such material Post-Signing Returns to the other party no later than ten (10) Business Days prior to the date (including extensions) on which such Post-Signing Returns are required to be filed; (C) fully and timely pay all Taxes due and payable in respect of such Post-Signing Returns that are so filed; (D) properly reserve (and reflect such reserve in its books and records and relevant financial statements), in the ordinary course of business consistent with past practice, for all Taxes payable by it for which no Post-Signing Return is due prior to the Closing Date; and (E) promptly notify the other party of any material federal, state, local or foreign income or franchise, section or audit pending or threatened in writing against or with respect to such party or its subsidiaries in respect of any Tax matter.

(d)    Any transfer Taxes incurred in connection with the transactions contemplated by this Agreement shall be paid by Pubco. The parties shall reasonably cooperate to establish any available exemption from (or reduction in) any transfer Tax.

(e)    Following the Closing, PubCo shall provide shareholders of PubCo and former shareholders of Kcompany and the Company (including by posting on the website of PubCo and by responding to requests by shareholders of PubCo and former shareholders of Kcompany and the Company) with any information reasonably necessary and in PubCo’s or its subsidiaries’ possession or reasonably available to it to compute any income of any such holder (or its direct or indirect owners) arising, if applicable, as a result of Kcompany’s, the Company’s, or PubCo’s or any subsidiary of PubCo’s status as a “passive foreign investment company” within the meaning of Section 1297(a) of the Code or a “controlled foreign corporation” within the meaning of Section 957(a) of the Code for any taxable period, including any information reasonably necessary (as reasonably determined by PubCo) to (i) file IRS Form 8621 (including any information necessary to make a qualified electing fund election) and IRS Form 5471, and (ii) determine the amount that is required to be taken into income in connection with Treasury Regulations Section 1.367(b)-4(c) as a result of the Closing Date.

(f)    In the event the SEC requires a tax opinion regarding: (i) the Intended Tax Treatment as to the First Merger, Kcompany will use its reasonable best efforts to cause Hughes Hubbard & Reed LLP to deliver such tax opinion to Kcompany, or (ii) the Intended Tax Treatment as to the Second Merger, the Company shall use its reasonable best efforts to cause Linklaters LLP to deliver such tax opinion to the Company. Each party shall use reasonable best efforts to execute and deliver customary tax representation letters as the applicable tax advisor may reasonably request in form and substance reasonably satisfactory to such advisor.

SECTION 7.13.    Stock Exchange Listing. During the period from the date of this Agreement until the Closing, Kcompany shall use its reasonable best efforts to keep the Kcompany Units, Kcompany Class A Ordinary Shares and Kcompany Public Warrants listed for trading on NYSE and the Company shall use its reasonable best efforts to keep the Company Shares listed for trading on Nasdaq. Each of Kcompany, PubCo and the Company shall use its reasonable best efforts to cause: (a) PubCo’s initial listing application with Nasdaq in connection with the Transactions to have been approved; (b) PubCo to satisfy all applicable initial and continuing listing requirements of Nasdaq; and (c) the PubCo Ordinary Shares issuable in accordance with this Agreement to be approved for listing on Nasdaq, subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Closing. From the date hereof through the Closing, each party shall notify the other parties of any communications or correspondence from Nasdaq with respect to the listing of PubCo Ordinary Shares or other securities of PubCo, compliance with the rules and regulations of Nasdaq, and any potential suspension of listing or delisting action contemplated or threatened by Nasdaq. Prior to filing any document in connection with the foregoing in this Section 7.13, Kcompany shall give the Company a reasonable opportunity to review and comment on any proposed filings and consider in good faith any such reasonable comments thereto.

SECTION 7.14.    Antitrust.

(a)    To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.

(b)    Each party shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust Law, use its commercially reasonable efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person, and promptly furnish the other with copies of all such substantive written communications (with the exception of the filings, if any, submitted under the HSR Act); (ii) keep the other parties reasonably informed of any communication received by such party or its Representatives from, or given by such party or its Representatives to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions; (iii) permit a Representative of the other parties and their respective outside counsel to review any communication given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give a Representative or Representatives of the other parties the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party’s Representative is prohibited from participating in or attending any meetings or conferences, the other parties shall keep such party promptly and reasonably apprised with respect thereto; and (v) use commercially reasonable efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, and/or responding to requests or objections made by any Governmental Authority; provided that any competitively sensitive materials required to be provided pursuant to this Section 7.14(b) may be restricted to outside counsel and may be redacted to remove references concerning the valuation of the Company.

(c)    No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority or the expiration or termination of any waiting period under Antitrust Laws. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.

SECTION 7.15.    Trust Account. Upon satisfaction or waiver of the conditions set forth in Article VIII and provision of notice thereof to the Trustee (which notice Kcompany shall provide to the Trustee in accordance with the terms of the Trust Agreement), (a) in accordance with and pursuant to the Trust Agreement, at the Second Merger Effective Time, the Second Surviving Company (i) shall cause any documents, opinions and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered and (ii) shall cause the Trustee to, and the Trustee shall thereupon be obligated to (A) pay as and when due all amounts payable to former Kcompany Shareholders in connection with their exercise of Redemption Rights, and (B) immediately thereafter, pay all remaining amounts then available in the Trust Account to the Second Surviving Company for immediate use, subject to this Agreement and the Trust Agreement and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.

SECTION 7.16.    Governance Matters.

(a)    Board of Directors. Upon the Second Merger Effective Time, the PubCo Board shall consist of (i) two members to be selected by Kcompany, (ii) a “lead independent director” for purposes of the Nasdaq listing rules, and (iii) additional members to be selected by the Company. The parties will make their respective selections as far in advance of the filing of the Proxy/Registration Statement as is reasonably practicable by providing written notice of such selections to the other parties; provided, however, that, following any such selection, in the event that any selected individual is unable to serve as a director of PubCo at the Second Merger Effective Time, then the Company, with respect to the individuals identified in clauses (ii) and (iii) of the immediately preceding sentence, and Kcompany, with respect to the individual identified in clause (i) of the immediately preceding sentence, shall have the right to designate another individual, as applicable, to serve as a director of PubCo in place of the individual originally selected.

(b)    Effectuation. Prior to the Second Merger Effective Time, the parties shall take all action necessary to effectuate the provisions of this Section 7.16.

SECTION 7.17.    Public Filings. From the date of this Agreement through the Closing, each of the Company, PubCo and Kcompany shall use reasonable best efforts to keep current and timely file all reports required to be filed or furnished with the SEC and otherwise comply in all material respects with its reporting obligations under applicable Securities Laws.

SECTION 7.18.    Transaction Litigation. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, Kcompany, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any Action relating to this Agreement or the Transactions commenced by any shareholder of Kcompany or the Company, as applicable, after the date of this Agreement against such party, its subsidiaries or any of its directors or officers (such party, a “Defending Party”). The Defending Party shall (i) keep the other reasonably informed regarding any such litigation, and (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such litigation; provided, however, that in no event shall the Defending Party settle or compromise any litigation in a manner that would cause the condition set forth in Section 8.01(c) to not be satisfied or result in material liability or non-monetary remedies to PubCo without the prior written consent of the other party (not to be unreasonably withheld, conditioned or delayed).

SECTION 7.19.    Assignment, Assumption and Amendment Agreement. At the Closing, PubCo, Kcompany and the warrant agent thereunder shall enter into the Assignment, Assumption and Amendment Agreement.

SECTION 7.20.    Ownership of PubCo. The Company shall, as promptly as practicable, cause Arrival Luxembourg to (a) incorporate PubCo and (b) remain the sole shareholder of PubCo until immediately prior to the Initial Merger Effective Time. The Company shall cause PubCo to become a party to this Agreement, having the rights and obligations set forth for PubCo herein, as promptly as possible after the incorporation of PubCo by signing a joinder in form and substance reasonably acceptable to Kcompany (the “PubCo Joinder”).

ARTICLE VIII.

CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS

SECTION 8.01.    Conditions to the Obligations of Each Party. The obligations of Kcompany and PubCo to consummate, or cause to be consummated, the Initial Merger and the obligations of PubCo and the Company to consummate, or cause to be consummated, the Second Merger, are each subject to the satisfaction or waiver (where permissible) to the following conditions at or prior to the Initial Merger Effective Time (and, solely with respect to the condition set forth in Section 8.01(c), the Second Merger Effective Time):

(a)    Company Shareholder Approval. The Company shall have obtained the Requisite Approval.

(b)    Kcompany Shareholder Approval. The Kcompany Proposals shall have been approved and adopted by the requisite affirmative vote of the shareholders of Kcompany in accordance with the Proxy/Registration Statement, the Cayman Act, the Kcompany MAA and the rules and regulations of NYSE.

(c)    No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions illegal or otherwise prohibiting consummation of the Transactions.

(d)    Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated, and any pre-Closing approvals or clearances reasonably required thereunder shall have been obtained.

(e)    Consents. To the extent any Regulatory Filings are being prepared or have been submitted pursuant to Section 7.10, all consents, approvals and authorizations pursuant to such filings shall have been obtained from the appropriate Governmental Authorities.

(f)    Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.

(g)    Stock Exchange Listing. The PubCo Ordinary Shares to be issued in connection with the Transactions shall have been approved for listing on Nasdaq, subject only to official notice of issuance thereof and the requirement to have a sufficient number of round lot holders.

(h)    Auditor Reports. Luxembourg independent statutory auditor(s) (réviseurs d’entreprises agréés) of Kcompany, PubCo and the Company, respectively and as applicable, shall have issued at least one month prior to the Approval Date appropriate reports on (i) the Exchange Ratio applicable to the Initial Merger between PubCo and Kcompany prepared in accordance with article 1021-6 of the Luxembourg Company Law and (ii) the exchange ratio applicable to the Second Merger between PubCo and the Company prepared in accordance with article 1021-6 of the Luxembourg Company Law and such reports shall have been made available at least one month prior to the Approval Date to the shareholders of PubCo, Kcompany and the Company (as applicable) in accordance with article 1021-7 of the Luxembourg Company Law. It is the intention of the parties to request the appointment of a single Luxembourg independent statutory auditor ) (réviseur d’entreprises agréé) for PubCo, the Company and Kcompany, in accordance with article 1021-6 of the Luxembourg Company Law, subject to approval by the judge presiding the chamber of the Luxembourg District Court (Tribunal d’arrondissement de et à Luxembourg) dealing with commercial matters. In the event that such request would be dismissed, the parties agree to appoint Luxembourg independent statutory auditor(s) (réviseurs d’entreprises agréés) as agreed between them in good faith.

(i)    Reports of the Boards. The board of directors of KCompany, PubCo and the Company, respectively and as applicable shall have issued, at least one month prior to the Approval Date, the appropriate reports explaining the terms of the Initial Merger and the Second Merger, as applicable, from a legal and economic point of view, in accordance with article 1021-5 of the Luxembourg Company Law and such reports shall have been made available at least one month prior to the Approval Date to the shareholders of PubCo, Kcompany and the Company in accordance with article 1021-7 of the Luxembourg Company Law.

SECTION 8.02.    Conditions to the Obligations of Kcompany to Consummate the Initial Merger . The obligations of Kcompany to consummate the Initial Merger are subject to the satisfaction or waiver (where permissible) of the following additional conditions:

(a)    Representations and Warranties. The representations and warranties of the Company contained in Section 3.01 (Organization and Qualification; Subsidiaries), Section 3.03(Capitalization), Section 3.04 (Authority Relative to this Agreement) and Section 3.22 (Brokers) and of the Company and PubCo contained in Section 4.01 (Organization and Qualification; Subsidiaries), Section 4.03(a) (Capitalization), Section 4.04 (Authority Relative to this Agreement) and Section 4.09 (Brokers), shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of the Company and PubCo contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.

(b)    Agreements and Covenants. The Company and PubCo shall each have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Closing Date.

(c)    Officer Certificate. The Company shall have delivered to Kcompany a certificate, dated the date of the Closing, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b).

(d)    Material Adverse Effect. No Company Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

(e)    PubCo Ordinary Shares. The PubCo Ordinary Shares issuable in connection with the transactions contemplated by this Agreement shall be duly authorized by the general meeting of shareholders or management board of PubCo and PubCo’s Organizational Documents.

SECTION 8.03.    Conditions to the Obligations of PubCo to Consummate the Initial Merger. The obligations of PubCo to consummate the Initial Merger are subject to the satisfaction or waiver (where permissible) the following additional conditions:

(a)    Representations and Warranties. The representations and warranties of Kcompany contained in Section 5.01 (Corporate Organization; Subsidiaries), Section 5.03 (Capitalization), Section 5.04 (Authority Relative to this Agreement) and Section 5.11 (Brokers) shall each be true and correct in all material respects as of the Closing Date as though made on the Closing Date (without giving effect to any limitation as to “materiality” or “Kcompany Material Adverse Effect” or any similar limitation set forth therein), except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date. All other representations and warranties of Kcompany contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Kcompany Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the Closing Date, as though made on and as of the Closing Date, except (i) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (ii) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Kcompany Material Adverse Effect.

(b)    Agreements and Covenants. Kcompany shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Closing Date.

(c)    Officer Certificate. Kcompany shall have delivered to the Company a certificate, dated the date of the Closing, signed by the President of Kcompany, certifying as to the satisfaction of the conditions specified in Section 8.03(a) and Section 8.03(b).

(d)    Resignation. Other than the Kcompany Director, all members of the Kcompany Board shall have executed written resignations effective as of the Initial Merger Effective Time.

(e)    Material Adverse Effect. No Kcompany Material Adverse Effect shall have occurred between the date of this Agreement and the Closing Date.

ARTICLE IX.

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01.    Termination. This Agreement may be terminated and the Transactions may be abandoned at any time prior to the Initial Merger Effective Time (and with respect to Sections 9.01(a) and 9.01(c) only, the Second Merger Effective Time), notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the shareholders of the Company or Kcompany, as follows:

(a)    by mutual written consent of Kcompany and the Company; or

(b)    by either Kcompany or the Company if the Initial Merger Effective Time shall not have occurred prior to August 27, 2023 (the “Outside Date”), unless otherwise agreed upon by Kcompany and the Company; provided, however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party (i) that either directly or indirectly through its affiliates is in breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date, or (ii) against which any legal proceeding is brought by a party hereto for specific performance or injunctive or other forms of equitable relief in connection herewith (which prohibition on such party’s right to terminate this Agreement shall continue throughout the pendency of such legal proceeding); or

(c)    by either Kcompany or the Company if any Governmental Authority shall have enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Transactions illegal or otherwise preventing or prohibiting consummation of the Transactions; or

(d)    by either Kcompany or the Company if any of the Kcompany Proposals shall fail to receive the requisite vote for approval at the Kcompany Shareholders Meeting; or

(e)    by Kcompany if the Requisite Approval shall not have been obtained at the Company Shareholders Meeting; or

(f)    by Kcompany upon a breach of any representation, warranty, covenant or agreement on the part of the Company or PubCo set forth in this Agreement, or if any representation or warranty of the Company or PubCo shall have become untrue, in either case such that the conditions set forth in Sections 8.02(a) and 8.02(b) would not be satisfied (“Terminating Company Breach”); provided, however, that Kcompany has not waived such Terminating Company Breach and Kcompany is not then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided further that, if such Terminating Company Breach is curable by the Company or PubCo, Kcompany may not terminate this Agreement under this Section 9.01(f) for so long as the Company or PubCo, as applicable, continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by Kcompany to the Company; or

(g)    by the Company upon a breach of any representation, warranty, covenant or agreement on the part of Kcompany set forth in this Agreement, or if any representation or warranty of Kcompany shall have become untrue, in either case such that the conditions set forth in Sections 8.03(a) and 8.03(b) would not be satisfied (“Terminating Kcompany Breach”); provided, however, that the Company has not waived such Terminating Kcompany Breach and neither the Company nor PubCo is then in material breach of its representations, warranties, covenants or agreements in this Agreement; provided, however, that, if such Terminating Kcompany Breach is curable by Kcompany, the Company may not terminate this Agreement under this Section 9.01(g) for so long as Kcompany continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Kcompany.

SECTION 9.02.    Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void, and there shall be no liability under this Agreement on the part of any party hereto, except as set forth in this Section 9.02 and Article X, and any corresponding definitions set forth in Article I, or in the case of termination subsequent to a willful material breach of this Agreement by a party hereto or in the case of fraud.

ARTICLE X.

GENERAL PROVISIONS

SECTION 10.01.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):

if to Kcompany:

Kensington Capital Acquisition Corp. V

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email: justin@Kensington-cap.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to the Company or PubCo:

Arrival

60a, rue des Bruyères, L-1274 Howald,

Grand Duchy of Luxembourg

Attention: Daniel Chin

Email: chin@arrival.com

with a copy (which shall not constitute notice) to:

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

Attention: Jeffrey Cohen; Pierre-Emmanuel Perais

Email: jeffrey.cohen@linklaters.com; pierre-emmanuel.perais@linklaters.com

SECTION 10.02.    Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.

SECTION 10.03.    Severability. If any term or other provision of this Agreement is held to be invalid, illegal or incapable of being enforced by any rule of law, or public policy, in whole or in part, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

SECTION 10.04.    Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b), all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.

SECTION 10.05.    Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.08 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

SECTION 10.06.    Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State (except that the Cayman Act and the Luxembourg Company Law shall apply to the Initial Merger and the Luxembourg Company Law shall apply to the Second Merger). Except as it relates to the parentheses in the foregoing sentence, all legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Court of Chancery of the State of Delaware; provided, however, that if jurisdiction is not then available in the Court of Chancery of the State of Delaware, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the Transactions, (a) any claim that it is not personally subject to the jurisdiction of the courts described in this Section 10.06 for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

SECTION 10.07.    Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS. EACH OF THE PARTIES HERETO (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT AND THE OTHER HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 0.

SECTION 10.08.    Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

SECTION 10.09.    Counterparts. This Agreement may be executed and delivered (including by facsimile, electronic signature (including DocuSign eSignature) or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

SECTION 10.10.    Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

SECTION 10.11.    Expenses. Except as set forth in this Section 10.11, the last sentence of Section 7.10(c) or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Transactions are consummated, except that Kcompany and the Company shall each pay one-half of all expenses relating to (a) all SEC and other regulatory filing fees incurred in connection with the Proxy/Registration Statement, (b) the filing fee for the Notification and Report Forms filed under the HSR Act.

SECTION 10.12.    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the Transactions may only be brought against, the entities that are expressly named as parties to this Agreement and then only with respect to the specific obligations set forth with respect to such party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement), (a) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, shareholder, agent, attorney, advisor, Representative or affiliate (nor any investment fund or vehicle managed by an affiliate or portfolio company of such investment fund and vehicle) of any named party to this Agreement and (b) no past, present or future director, officer, employee, incorporator, member, partner, stockholder, shareholder, agent, attorney, advisor, Representative or affiliate (nor any investment fund or vehicle managed by an affiliate or portfolio company of such investment fund and vehicle) of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the parties under this Agreement of or for any claim based on, arising out of, or related to this Agreement or the Transactions.

SECTION 10.13.    Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Second Merger Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

SECTION 10.14.    Waiver. Any party to this Agreement may, at any time prior to the Second Merger Effective Time, (a) extend the time for the performance of any obligation or other act of the other parties hereto, (b) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (c) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies that each party may otherwise have at law or in equity.

[Signature Page Follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Business Combination Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

KENSINGTON CAPITAL ACQUISITION CORP. V

By	/s/ Justin Mirro
Name:	Justin Mirro
Title:	Chairman and Chief Executive Officer

[Signature Page to Business Combination Agreement]

ARRIVAL

By	/s/ John Wozniak
Name:	John Wozniak
Title:	Chief Financial Officer

[Signature Page to Business Combination Agreement]

EXHIBIT C

Arrival PubCo

Société anonyme

60A, rue des Bruyères, L-1274 Howald

R.C.S. Luxembourg: B[…]1

COMMON DRAFT TERMS OF CROSS-BORDER MERGER DATED […] 2023

/

PROJET COMMUN DE FUSION TRANSFRONTALIERE EN DATE DU […] 2023

(the “Draft Terms of Merger”)

The board of directors of Arrival PubCo, a joint stock company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number [...] (the “Absorbing Company”), and the board of directors of Kensington Capital Acquisition Corp. V, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and registered with the Cayman Islands Registrar of Companies under registration number MC-373260 (the “Absorbed Company” and together with the Absorbing Company, the “Merging Companies”), have agreed to achieve the contemplated merger by way of absorption of the Absorbed Company by the Absorbing Company (the “Cross-Border Merger”) under the terms of these Draft Terms of Merger, the Cayman Islands plan of merger between the Merging Companies (the “Cayman Plan of Merger”) attached hereto as Annex 2, and pursuant to the provisions of Part XVI of the Companies Act (as revised) (the “Cayman Companies Act”) and articles 1020-1 to 1021-19 of chapter 2 on mergers of the Luxembourg law dated August 10, 1915 on commercial companies, as amended (the “Luxembourg Law”).

1.	The companies involved in the Cross-Border Merger

1.1	Presentation of the Absorbing Company

The Absorbing Company, Arrival PubCo, is a société anonyme, incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register under number B[…], incorporated pursuant to a deed of Maître [Édouard Delosch], notary residing in Luxembourg, Grand Duchy of Luxembourg, on […], 2023, published on the Recueil électronique des sociétés et associations (the “RESA”) under

[1]	This number will be available only once PubCo is incorporated and registered with the Luxembourg Trade and Companies Register.

the reference RESA_2023_[…] on […], 2023. [The articles of association of the Absorbing Company have not been amended since then.]

The Absorbing Company’s financial year begins on January 1st of each year and ends on December 31st of the same year.

On the date hereof and immediately prior to the Effective Time (as defined below), the share capital of the Absorbing Company is and will be set at forty thousand US dollars (USD 40,000), divided into four million (4,000,000) initial shares without nominal value, all fully paid up (the “Initial Shares”). The shares of the Absorbing Company are in registered form only.

As of the date hereof and at the Effective Time, the Absorbing Company:

•

has and will have no employees. The Absorbing Company has not instituted a works council or co-determination council and there is no association of employees, which includes amongst its members employees of the Absorbing Company or one of its subsidiaries.

•	does not and will not hold any real estate property and/or intellectual property right.

•	has not and will not have issued securities other than the Initial Shares.

1.2	Presentation of the Absorbed Company

The Absorbed Company, Kensington Capital Acquisition Corp. V, is an exempted company incorporated under the laws of the Cayman Islands, having its registered office at the offices of Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, and registered with Cayman Islands Registrar of Companies under registration number MC-373260.

The Absorbed Company was incorporated on March 19, 2021 and its memorandum and articles of association have been amended and restated for the last time by special resolution dated August 16, 2021 and effective on August 16, 2021.

On the date hereof and immediately prior to the Effective Time (as defined below) the authorized share capital of the Absorbed Company is and will be set at eleven thousand one hundred US dollars (USD 11,100), divided into (i) one hundred million (100,000,000) Class A ordinary shares, with a par value of zero point zero zero zero one US dollar (USD 0.0001) each, (ii) ten million (10,000,000) Class B ordinary shares, with a par value of zero point zero zero zero one US dollar (USD 0.0001) each and (iii) one million (1,000,000) preference shares, with a nominal or par value of zero point zero zero zero one US dollar (USD 0.0001) each.

On the date hereof the issued share capital of the Absorbed Company is set at three thousand four hundred fifty US dollars (USD 3,450), divided into (i) twenty-seven million six hundred thousand (27,600,000) Class A ordinary shares, with a par value of zero point zero zero zero one US dollar (USD 0.0001) each, all fully paid-up, (ii) six million nine hundred thousand (6,900,000) Class B ordinary shares, with a par value of zero point zero zero zero one US dollar (USD 0.0001) each, all fully paid-up. No preference shares have been issued by the Absorbed Company.

On the date hereof, the Absorbed Company:

•

has issued eighteen million seven hundred and twenty thousand (18,720,000) private warrants, each entitling its holder to purchase one Class A ordinary share of the Absorbed Company at a price of eleven US dollars and fifty cent (USD 11.50) per Class A ordinary share (the “Private Placement Warrants”);

•

has issued twenty million seven hundred thousand (20,700,000) public warrants, each entitling its holder to purchase one Class A ordinary share of the Absorbed Company at a price of eleven US dollars and fifty cent (USD 11.50) per Class A ordinary share (the “Public Warrants”); and

•

may issue up to 2,666,667 working capital warrants each entitling its holder to purchase one Class A ordinary share of the Absorbed Company at a price of eleven US dollars and fifty cent (USD 11.50) per Class A ordinary share (together with the Private Placement Warrants and the Public Warrants, the “Warrants”),

so that forty two million eighty six thousand six hundred and sixty seven (42,086,667) Class A ordinary shares are reserved for issuance on exercise of the Warrants.

On the date hereof, the Absorbed Company has issued twenty-seven million six hundred thousand (27,600,000) units, each representing one Class A ordinary share and three quarters of a Public Warrant (the “Units”).

Immediately prior to the Effective Time it is intended that:

•

each Class B ordinary share issued by the Absorbed Company and outstanding immediately prior to the Effective Time shall automatically be converted into and exchanged for one fully paid and nonassessable Class A ordinary share of the Absorbed Company so that the issued share capital of the Absorbed Company will be represented by Class A ordinary shares only (the “Class B Conversion”); and

•

each Unit outstanding immediately prior to the Effective Time shall be automatically detached and the holder thereof shall be deemed to hold one Class A ordinary share of the Absorbed Company and three quarters of a Public Warrant.

•

Prior to the Effective Time the share capital of the Absorbed Company may be decreased as a consequence of the exercise, by the holders of Class A ordinary shares of the Absorbed Company, of their Redemption Rights (as defined below).

The Units, the Class A ordinary shares and the Public Warrants of the Absorbed Company are listed on the New York Stock Exchange.

As of the date hereof and at the Effective Time, the Absorbed Company:

•	has and will have no employees.

•	does not and will not hold any real estate property and/or intellectual property right.

2.	The Absorbing Company pursuant to the Cross-Border Merger

The Absorbing Company will continue to exist under the name “Arrival PubCo” and the form of a société anonyme.

The articles of association of the Absorbing Company at the Effective Time shall be substantially in the form attached hereto as Annex 1 (the “Articles”).

3.	Background and effects of the Cross-Border Merger

3.1	Background

The Cross-Border Merger is the first step of the business combination between the Absorbed Company (which is a blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses) and the Arrival group (the “Business Combination”).

3.2	Legal effects

The Absorbing Company will acquire, as a result of the Cross-Border Merger, all assets and liabilities of the Absorbed Company by way of universal succession at the Effective Time.

As of the Effective Time (as defined below), the Absorbing Company shall be subrogated to all rights and obligations of the Absorbed Company towards third parties. The rights and claims comprised in the assets of the Absorbed Company shall be transferred to the Absorbing Company with all securities, either in rem or personal, attached thereto.

The Absorbing Company will continue as of the Effective Time to perform the obligations of the Absorbed Company under any agreements to which the latter is a party.

Any claims and debts existing as at the Effective Time between the Merging Companies, if any, will be cancelled upon the completion of the Cross-Border Merger.

The shareholders of the Absorbed Company as of the Effective Time will become shareholders of the Absorbing Company as of the Effective Time.

The mandates of the current directors of the Absorbed Company will come to an end as of the Effective Time.

The sole director (administrateur unique) of the Absorbing Company as of the date hereof and until the Effective Time is Cormac Brendan McGrath, born on 3 April 1977 in Hitchin, United Kingdom, professionally residing at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg.

The board of directors (conseil d’administration) of the Absorbing Company after the Effective Time will be composed of the following directors (administrateurs):

•	[…], born on […] in […], having his/her professional address at […] as Class A Director;

•	[…], born on […] in […], having his/her professional address at […] as Class A Director;

•	[…], born on […] in […], having his/her professional address at […] as Class B Director;

•	[…], born on […] in […], having his/her professional address at […] as Class B Director;

•	[…], born on […] in […], having his/her professional address at […] as Class C Director; and

•	[…], born on […] in […], having his/her professional address at […] as Class C Director.

The books and records of the Absorbed Company shall be transferred and kept at the registered office of the Absorbing Company in accordance with applicable laws.

As a result of the Cross-Border Merger, the Absorbed Company shall merge with and into the Absorbing Company and cease to exist without being liquidated and all its shares shall be exchanged by shares of the Absorbing Company.

3.3	Effective Time

Pursuant to section 237(15) of the Cayman Companies Act, the Cayman Plan of Merger (together with these Draft Terms of Merger which shall be appended thereto) shall be registered with the Cayman Islands Registrar of Companies.

In accordance with the provisions of Article 1021-16 of the Luxembourg Law, the Cross-Border Merger shall become effective between the Merging Companies and towards third parties on the date of the publication of the minutes of the extraordinary general meeting of the shareholder(s) of the Absorbing Company approving the Cross-Border Merger on the RESA subject to the prior (i) approval of these Draft Terms of Merger by the relevant corporate bodies of the Absorbed Company and (ii) accomplishment of all relevant acts and formalities required under the laws of the Cayman Islands with regard to the Absorbed Company (including, for the avoidance of doubt, the approval and authorization, execution, registration and filing of, the Cayman Plan of Merger, and the filing of such other documents required under the Cayman Companies Act with the Cayman Islands Registrar of Companies in accordance with the applicable provisions of the Cayman Companies Act) (the “Effective Time”).

3.4	Date as of which the operations of the Absorbed Company shall be treated from an accounting point of view as being carried out on behalf of the Absorbing Company

As of the Effective Time, all operations and transactions of the Absorbed Company shall be treated from an accounting point of view as being carried out on behalf of the Absorbing Company.

4.	Accounting aspects of the merger, share exchange ratio and independent expert

4.1	Financial statements used for the Cross-Border Merger

The following financial statements of the Merging Companies were used to determine the terms and conditions of the Cross-Border Merger:

(i)     interim accounts as at […] 2023 of the Absorbing Company (the “Absorbing Company FS”); and

(ii)    [the annual accounts as at December 31, 2022 of the Absorbed Company / interim accounts as at […] 2023 of the Absorbed Company] (the “Absorbed Company FS”).

4.2	Valuation of the transferred assets and liabilities

The terms and conditions of the Cross-Border Merger have been determined on the basis of the Absorbed Company FS and the Absorbing Company FS.

The [fair market value] of the assets and liabilities of each of the Absorbed Company and the Absorbing Company are reflected in the Absorbed Company FS and the Absorbing Company FS respectively.

It being understood that the Absorbed Company received two hundred seventy six million US dollars (USD 276,000,000) from its initial public offering of Units, consummated on August 13, 2021 (the “IPO”) which was placed into a trust account (the “Trust Account”) immediately following the IPO. In accordance with the Memorandum of Association of the Absorbed Company, the funds held in the Trust Account will be released upon the consummation of the Business Combination.

Thus, if the Business Combination is consummated, the funds held in the Trust Account will be released to pay the shareholders of the Absorbed Company who properly exercise their redemption rights. Any additional funds available for release from the Trust Account will be used for general corporate purposes of the Absorbing Company following the Business Combination.

4.3	Exchange ratio

It is reminded that immediately following the Class B Conversion, the issued share capital of the Absorbed Company will only be represented by Class A ordinary shares.

Each Class A ordinary share in the capital of the Absorbed Company issued and outstanding immediately prior to the Effective Time (and that is not, at the Effective Time, redeemed, cancelled and/or held in treasury by the Absorbed Company) shall be automatically exchanged for a number of ordinary shares without nominal value in the share capital of the Absorbing Company [being the equivalent in number to the result of seventeen (17.00) divided by the Reference Price (as defined below)]2 (the “Exchange Ratio”). No new ordinary shares of the Absorbing Company may be issued under its par value by application of the Exchange Ratio.

[2]

This Exchange Ratio may be equitably adjusted in accordance with the terms and subject to the conditions of the Business Combination Agreement, dated April 5, 2023, by and among the Absorbed Company and Arrival.

“Reference Price” means the Daily VWAP for the Arrival Shares for each of the ten consecutive Trading Days immediately preceding the fourth (4th) day prior to the Absorbed Company General Meeting, whereas:

•	“Absorbed Company General Meeting” means the general meeting of the shareholders of the Absorbed Company called to approve the Cross-Border Merger;

•

“Daily VWAP” means for any Trading Day, the per share volume-weighted average price as displayed under the heading “Bloomberg VWAP” on Bloomberg page “ARVL <equity> AQR” (or its equivalent successor if such page is not available) in respect of the period from the scheduled open of trading until the scheduled close of trading of the primary trading session on such Trading Day. The “Daily VWAP” shall be determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours.

•	“Trading Days” means a day on which trading in the Arrival Shares generally occurs on Nasdaq.

•

“Arrival Shares” means the shares of Arrival, a joint stock company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg, and registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B248209, in issue.

No fraction of shares shall be issued by the Absorbing Company by application of the Exchange Ratio and each person who would otherwise be entitled to a fraction of an ordinary share of the Absorbing Company by application of the Exchange Ratio (after aggregating all fractions of ordinary shares of the Absorbing Company that otherwise would be received by such holder) shall receive instead a number of ordinary shares of the Absorbing Company [rounded up] in the aggregate to the nearest whole ordinary share of the Absorbing Company.

Any holder of class A ordinary shares of the Absorbed Company has, pursuant to the amended and restated articles of association of the Absorbed Company, the right to request the redemption by the Absorbed Company of the class A ordinary shares of the Absorbed Company held for cash equal to its pro rata share of the aggregate amount on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to the Absorbed Company to pay its franchise and income taxes, upon the consummation of the Business Combination (the “Redemption Rights”). Such holder of class A ordinary shares of the Absorbed Company will be restricted from seeking redemption rights with respect to 15% or more of the class A ordinary shares of the Absorbed Company, all class A ordinary shares of the Absorbed Company in excess of 15% owned by a holder will not be redeemed.

4.4	Independent expert

The Exchange Ratio has been submitted for evaluation purposes and in accordance with Article 1021-6 of the Luxembourg Law to [[…], a société […] incorporated and existing under the laws of the Grand Duchy of Luxembourg, having its registered office at […], Grand-Duchy of Luxembourg and registered with the Luxembourg Trade and Companies Register under number B[…] (the “Merger Expert”) who has been appointed for this purpose in accordance with 1021-6 (1) of the Luxembourg Law by the First Vice-President of the District Court of and at Luxembourg sitting in commercial matters (Première Vice-Présidente du Tribunal d’Arrondissement de et à Luxembourg siégeant en matière commerciale) upon the joint request of the Merging Companies.]3

5.	Delivery of shares

New shares in the share capital of the Absorbing Company shall be issued and allotted to the shareholders of the Absorbed Company by application of the Exchange Ratio.

The Absorbing Company shall thus increase its share capital by an amount corresponding to the Exchange Ratio multiplied by the number of shares issued and not redeemed, cancelled and/or held in treasury by the Absorbed Company at the Effective Time.

The new shares issued by the Absorbing Company further to the Cross-Border Merger shall carry the right to participate in the profits and/or losses of the Absorbing Company as from the Effective Time.

It is highlighted that, with effect immediately after the Effective Time, the share capital of the Absorbing Company will be decreased by an amount of forty thousand US dollars (USD 40,000) through the cancellation of the Initial Shares and that the amount of forty thousand US dollars (USD 40,000) corresponding to the Initial Shares cancelled will be repaid to the holder of such shares.

6.	Special rights for the shareholders and for the holders of other securities

Neither the Absorbing Company nor the Absorbed Company have issued securities other than shares aside, for the Absorbed Company, from the Warrants and no special rights shall be conferred by the Absorbing Company to the shareholders or holders of other securities in the Absorbed Company, aside, for the Absorbed Company, with respect to the holders of the Warrants.

[3]	Subject to the approval of the District Court. Otherwise one Expert will have to be appointed by the Absorbed Company and another by the Absorbing Company.

As regards the Warrants, as a result of the Cross-Border Merger, each Warrant that is outstanding immediately prior to the Effective Time shall automatically cease to represent a right to acquire one Class A ordinary share of the Absorbed Company and shall automatically represent, immediately following the Effective Time, a right to acquire one ordinary share of the Absorbing Company on the same contractual terms and conditions to which such Warrants are subject to as of immediately prior to the Effective Time and as further described such Warrants’ assumption agreement.

7.	Special advantages to the Merger Expert and/or any members of the management, supervisory or controlling bodies of the Merging Companies

No special advantages will be granted to the Merger Expert and/or any members of the management, supervisory or controlling bodies of the Merging Companies.

8.	Repercussions of the Cross-Border Merger on employment

As none of the Merging Companies has employees, the Cross-Border Merger will have no impact on employment.

9.	Information regarding the Cross-Border Merger

The Draft Terms of Merger shall be published on the RESA at least one (1) month prior to the date set for the extraordinary general meeting of shareholders of the Absorbing Company to approve the Cross-Border Merger.

The following documents shall be made available for inspection by the shareholders of each of the Merging Companies at its registered office or on its website, as applicable, at least one (1) month prior to the date set for the extraordinary general meetings of shareholders of the Merging Companies to be called to approve the Cross-Border Merger:

a)	the Draft Terms of Merger;

b)

the annual accounts and the management reports of the Absorbed Company for the financial years ended on December 31, 2021 and December 31, 2022 as the Absorbed Company was incorporated on March 19, 2021 and its first financial period closed on December 31, 2021.

As regards the Absorbing Company, considering that the latter was incorporated on […] 2023 its first financial period has therefore not closed yet so that no annual account and/or management report is available.

c)	the Absorbing Company FS;

d)

the report from the board of directors of the Absorbing Company and of the board of directors of the Absorbed Company explaining the Draft Terms of Merger from a legal and economical point of view, in accordance with Article 1021-5 of the Luxembourg Law; and

e)	the report from the independent expert in accordance with Article 1021-6 of the Luxembourg Law.

10.	Creditor rights

10.1	Creditors rights under Luxembourg law

According to articles 1021-2 (2) 3° and 1021-9 (1) of the Luxembourg Law, creditors of the Merging Companies, whose claims predate the Effective Time, notwithstanding any agreement to the contrary, may apply, within two (2) months of such Effective Time, to the judge presiding the chamber of the Tribunal d’Arrondissement dealing with commercial matters in the district in which the registered office of the debtor company is located and sitting as in commercial and urgent matters, to obtain adequate safeguards of collateral for any matured or unmatured debts, where they can credibly demonstrate that due to the Cross-Border Merger, the satisfaction of their claims is at stake and that no adequate safeguards have been obtained from the Absorbing Company. The president of such chamber shall reject the application if the creditor is already in possession of adequate safeguards or if such safeguards are unnecessary, having regard to the financial situation of the company after the Cross-Border Merger. The debtor company may cause the application to be turned down by paying the creditor, even if it is a term debt.

If the safeguards are not provided within the time limit prescribed, the debt shall immediately fall due.

Further information on the creditors protection applicable to the creditors of the relevant Merging Company can be obtained free of charge at the registered office of each Merging Company.

10.2	Right of opposition of creditors under Cayman Islands law

The Absorbed Company has granted no fixed or floating security interests that are outstanding as at the date hereof.

Further information on the creditors protection applicable to the creditors of the relevant Merging Company can be obtained free of charge at the registered office of each Merging Company.

11.	Miscellaneous

For the purpose of the execution hereof and of the deeds or minutes that shall follow or result herefrom, the Merging Companies elect domicile at their respective registered offices.

This document is worded in English followed by a French version. In case of discrepancies between the English and the French text, the English version shall prevail.

Annexes

The annexes to this Draft Terms of Merger form an integrated part of this Draft Terms of Merger.

Suit la traduction française du texte qui précède.

[The translation in French will be inserted once the Draft Terms of Merger are in agreed or almost agreed form]

[Signature page of the Common Draft Terms of Merger]

Arrival PubCo Represented by: Name: Cormac Brendan McGrath Title: sole director

Kensington Capital Acquisition Corp. V Represented by: Name: [...] Title: duly empowered director

EXHIBIT D

FINAL VERSION

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the “Plan of Merger”) is made on [insert date] between:

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Arrival PubCo, a joint stock company (société anonyme) incorporated and existing under the laws of the Grand Duchy of Luxembourg having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg, registered with the Luxembourg Trade and Companies Register (Registre de Commerce et des Sociétés) under number B […] (the “Surviving Company”); and

•

Kensington Capital Acquisition Corp. V, an exempted company incorporated under the laws of the Cayman Islands having its registered office at the offices of Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the “Merging Company” and together with the Surviving Company, the “Companies”).

Whereas the Merging Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (as revised) of the Cayman Islands (the “Statute”).

Whereas the Surviving Company is a joint stock company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg.

Whereas the board of directors (conseil d’administration) of the Surviving Company and the board of directors of the Merging Company have approved the merger of the Companies, with the Surviving Company continuing as the surviving company (the “Merger”), upon the terms and subject to the conditions of the Business Combination Agreement dated 5 April 2023 by and among the Companies and Arrival (the “Business Combination Agreement”), this Plan of Merger and the draft terms of cross-border merger required under the Luxembourg Law (as defined below) (the “Draft Terms of Merger”) attached hereto as Annexure 2 pursuant to the provisions of Part XVI of the Statute and the provisions of articles 1021-1 et seq. of Chapter 2 on Mergers of the Luxembourg law of August 10, 1915 on commercial companies, as amended (the “Luxembourg Law”) and the provisions of Part XVI of the Statute.

Whereas the board of directors of the Merging Company and the board of directors of the Surviving Company deem it desirable and in the commercial interests of the Merging Company and the Surviving Company, respectively, that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company.

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Business Combination Agreement a copy of which is annexed at Annexure 1 hereto.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

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The registered office of the Surviving Company is 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and the registered office of the Merging Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

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Immediately prior to the Effective Date (as defined below) (i) the authorised share capital of the Surviving Company (including the issued share capital) will be set at US$40,000,000 divided into 4,000,000,000 shares with an accounting par value per share and (ii) the issued share capital of the Surviving Company will be US$40,000 divided into 4,000,000 shares with an accounting par value per share and the Surviving Company will have 4,000,000 shares in issue.

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Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be US$11,100 divided into 100,000,000 Class A ordinary shares of a par value of US$0.0001 each, 10,000,000 Class B ordinary shares of a par value of US$0.0001 each and 1,000,000 preference shares of a par value of US$0.0001 each and the Merging Company will have 27,600,000 Class A ordinary shares and 6,900,000 Class B ordinary shares in issue.

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In accordance with section 237(15) of the Statute, the Merger shall be effective on the date that this Plan of Merger is registered by the Registrar (the “Effective Date”) and subject to applicable provision of Luxembourg Law.

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The terms and conditions of the Merger, including the manner and basis of converting shares in each constituent company into shares in the Surviving Company, are set out in (i) the Business Combination Agreement in the form annexed at Annexure 1 hereto and (ii) the Draft Terms of Merger.

8	The rights and restrictions attaching to the shares in the Surviving Company are set out in the articles of association of the Surviving Company in the form annexed at Annexure 3 hereto.

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The articles of association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the articles of association in the form annexed at Annexure 3 hereto on the Effective Date.

10	There are no amounts or benefits which are or shall be paid or payable to any director of either of the Companies consequent upon the Merger.

11	The Merging Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

12	The names and addresses of each director of the surviving company (as defined in the Statute) are:

12.1	[Insert name of Director] of [Insert personal address of Director];

12.2	[Insert name of Director] of [Insert personal address of Director];

12.3	[Insert name of Director] of [Insert personal address of Director];

12.4	[Insert name of Director] of [Insert personal address of Director];

12.5	[Insert name of Director] of [Insert personal address of Director]; and

12.6	[Insert name of Director] of [Insert personal address of Director].

13	This Plan of Merger has been approved by the board of directors of the Merging Company pursuant to section 233(3) of the Statute.

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This Plan of Merger has been authorised by the shareholders of the Merging Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Merging Company.

15	All necessary approvals have been obtained from the directors, managers, members, officers and management of the Surviving Company (as applicable) pursuant to the Luxembourg Law.

16	This Plan of Merger may be executed in counterparts.

17	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

(The remainder of this page is intentionally left blank)

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In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by:	)
Duly authorised for	)
and on behalf of	)	Name:
Arrival PubCo	)	Title: Director

SIGNED by:	)
Duly authorised for	)
and on behalf of	)	Name:
Kensington Capital Acquisition Corp. V	)	Title: Director

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Schedule A

Company Knowledge Parties

Daniel Chin

John Wozniak

Michael Ableson

Igor Torgov

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Exhibit 10.1

EXECUTION VERSION

SPONSOR SUPPORT AGREEMENT

This Sponsor Support Agreement dated as of April 6, 2023 (this “Agreement”) is among Kensington Capital Sponsor V LLC, a Delaware limited liability company (“Sponsor”), Kensington Capital Acquisition Corp. V, a Cayman Islands exempted company incorporated with limited liability (“Kcompany”), and Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the Luxembourg register of commerce and companies under number B248209 (the “Company”). Capitalized terms used but not defined in this Agreement have the meanings assigned to them in the Business Combination Agreement, dated as of the date of this Agreement (the “BCA”), between Kcompany and the Company.

WHEREAS, Sponsor owns 6,900,000 Kcompany Class B Ordinary Shares (including any Kcompany Class A Ordinary Shares issued upon conversion of such shares, the “Founder Shares”);

WHEREAS, in connection with Kcompany’s initial public offering, Kcompany, Sponsor and certain officers and directors of Kcompany (collectively, the “Insiders”), entered into a letter agreement, dated as of August 12, 2021 (as amended, the “Insider Letter”), pursuant to which Sponsor and the Insiders agreed to certain voting requirements, transfer restrictions and waiver of redemption rights with respect to the Kcompany securities owned by them;

WHEREAS, concurrently with the execution and delivery of this Agreement, Kcompany and the Company are entering into the BCA, which provides, among other things, that, upon the terms and subject to the conditions thereof, (i) as promptly as possible after the date of the BCA, Vine will incorporate Arrival PubCo, a joint stock company (société anonyme) organized under the laws of the Grand Duchy of Luxembourg (the “PubCo”) as an indirect wholly-owned subsidiary of Vine, (ii) on the Closing Date, Kcompany will merge (the “Initial Merger”) with and into PubCo, with PubCo surviving the Initial Merger, and (iii) following the Initial Merger, the Company will merge (the “Second Merger” and together with the Initial Merger, the “Mergers”) with and into PubCo, with PubCo surviving the Second Merger; and

WHEREAS, as a condition and inducement to the Company’s willingness to enter into the BCA, the Company has required that Sponsor enter into this Agreement.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and subject to the conditions set forth herein, the parties hereto agree as follows:

1. Enforcement of Sponsor Voting Requirements, Transfer Restrictions and Redemption Waiver. During the period beginning on the date of this Agreement and ending on the earlier of (x) the Second Merger Effective Time and (y) the termination of the BCA in accordance with its terms, for the benefit of the Company, (a) Sponsor agrees that (i) it will comply with, and perform all of its obligations, covenants and agreements set forth in, the Insider Letter in all respects, including, for the avoidance of doubt, the obligations of Sponsor pursuant to Section 1 therein (A) to vote in favor of the Mergers and the other Transactions and (B) to not redeem any Kcompany Ordinary Shares owned by Sponsor in connection with the Mergers and the other Transactions, as if fully set forth herein and (ii) it will not make any Transfers of Kcompany Class B Ordinary Shares (except for Transfers permitted by

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Section 8(c) of the Insider Letter provided that the party to which such shares are transferred enters into a joinder to this Agreement); (b) Kcompany agrees to enforce the Insider Letter in accordance with its terms; and (c) each of Sponsor and Kcompany agree not to amend, modify or waive any provision of the Insider Letter without the prior written consent of the Company.

Each of Kcompany and Sponsor (on behalf of itself and its permitted transferees, as such term is used in Section 8(c) of the Insider Letter) further agrees that, as of the Second Merger Effective Time, the transfer restrictions set forth in Section 8(a) of the Insider Letter shall cease and be of no further effect. The Insider Letter otherwise remains in full force and effect.

2. Forfeiture. One Business Day prior to the Kcompany Shareholders Meeting, Kcompany shall give Sponsor written notice of the number of Kcompany Class A Ordinary Shares that were validly redeemed in accordance with Kcompany Shareholders’ valid exercise of Redemption Rights in connection with the Transactions (the “Redeemed Shares”). At the Closing, Sponsor shall transfer to PubCo for forfeiture and cancellation effective as of the Second Merger Effective Time, a number of PubCo Ordinary Shares equal to the product obtained by multiplying the number of PubCo Ordinary Shares into which the Founder Shares had converted in connection with the Initial Merger by a fraction, the numerator of which is the number of Redeemed Shares and the denominator of which is 27,600,000 times the Exchange Ratio.

3. Representations and Warranties. Sponsor represents and warrants as of the date of this Agreement to the Company as follows:

(a) Organization; Due Authorization. It (i) is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is incorporated, formed, organized or constituted, and (ii) has all requisite limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by Sponsor of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized and approved by all necessary limited liability company actions on the part of Sponsor. This Agreement has been duly and validly executed and delivered by Sponsor and assuming that this Agreement constitutes the legal, valid and binding obligation of each other party hereto, this Agreement constitutes a legal, valid and binding obligation of Sponsor, and is enforceable against Sponsor in accordance with the terms hereof (except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies).

(b) No Conflicts. The execution and delivery of this Agreement by Sponsor does not, and the consummation of the transactions contemplated hereby and the performance by Sponsor of its obligations hereunder will not, (i) conflict with or result in a violation of the Organizational Documents of Sponsor, or (ii) require any consent or approval that has not been given or other action that has not been taken by any person, in each case, to the extent the absence of such consent, approval or other action would prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

(c) Litigation. There are no Actions pending, or to the knowledge of Sponsor, threatened against Sponsor, which in any manner challenge or seek to prevent, enjoin or materially delay the performance by Sponsor of its obligations under this Agreement.

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(d) Adequate Information. Sponsor is a sophisticated stockholder and has adequate information concerning the business and financial condition of Kcompany and the Company to make an informed decision regarding this Agreement and the Transactions and has independently and without reliance upon Kcompany or the Company and based on such information as Sponsor has deemed appropriate, made its own analysis and decision to enter into this Agreement; and Sponsor acknowledges that the Company has not made and does not make any representation or warranty, whether express or implied, of any kind or character except as expressly set forth in this Agreement.

(e) Acknowledgment. Sponsor understands and acknowledges that the Company is entering into the BCA in reliance upon Sponsor’s execution and delivery of this Agreement.

4. General.

a) Termination. This Agreement shall terminate on the earlier of (x) the Second Merger Effective Time and (y) the termination of the BCA in accordance with its terms, and upon such termination this Agreement shall be null and void and of no effect whatsoever, and the parties hereto shall have no obligations under this Agreement; provided, however, that no termination of this Agreement shall relieve or release a party from any obligations or liabilities arising out of such party’s breaches of this Agreement prior to such termination.

b) Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 4(b)):

if to Kcompany, to it at:

Kensington Capital Acquisition Corp. V

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email: justin@Kensington-cap.com

with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to Sponsor, to it at:

c/o Kensington Capital Sponsor V LLC

1400 Old Country Road, Suite 301

Westbury, NY 11590

Attention: Justin Mirro

Email: justin@Kensington-cap.com

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with a copy (which shall not constitute notice) to:

Hughes Hubbard & Reed LLP

One Battery Park Plaza

New York, NY 10004

Attention: Charles A. Samuelson

Email: chuck.samuelson@hugheshubbard.com

if to the Company or PubCo, to it at:

Arrival

60a, rue des Bruyeres, L-1274 Howald,

Grand Duchy of Luxembourg

Attention: Daniel Chin

Email: chin@arrival.com

with a copy (which shall not constitute notice) to:

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

Attention: Jeffrey Cohen; Pierre-Emmanuel Perais

Email: jeffrey.cohen@linklaters.com; pierre-emmanuel.perais@linklaters.com

c) Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.

d) Entire Agreement; Assignment. This Agreement, the BCA and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede, except as set forth in Section 7.04(b) of the BCA, all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Confidentiality Agreement. No party hereto may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written consent of the other parties; provided, however, that in the event that Sponsor transfers any of its Kcompany Ordinary Shares, Kcompany Private Placement Warrants or other Kcompany securities to any permitted transferee in accordance with the Insider Letter and this Agreement, Sponsor may, by providing notice to Kcompany and the Company prior to or promptly after such transfer, transfer its rights and obligations under this Agreement with respect to such securities to such permitted transferee so long as such permitted transferee agrees in writing to be bound by the terms of this Agreement that apply to Sponsor hereunder with respect to such securities. Any purported assignment in violation of this Section 4(d) shall be void and ineffectual and shall not operate to transfer or assign any interest or title to the purported assignee. This Agreement shall be binding on the undersigned and their respective successors and permitted assigns.

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e) Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and their permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

f) Governing Law; Jurisdiction; Waiver of Jury Trial. Sections 10.06 and 10.07 of the BCA shall apply to this Agreement mutatis mutandis.

g) Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

h) Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

i) Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof in the Court of Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

j) Expenses. Except as set forth in the BCA, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Mergers or any other Transaction are consummated.

k) Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Second Merger Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

l) Waiver. Any party to this Agreement may, at any time prior to the Second Merger Effective Time, (i) extend the time for the performance of any obligation or other act of the other parties hereto, (ii) waive any inaccuracy in the representations and warranties of another party hereto contained herein or in any document delivered by another party pursuant hereto and (iii) waive compliance with any agreement of another party hereto or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

m) Interpretation. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the

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word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a Law shall include any rules and regulations promulgated thereunder, and shall mean such Law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

n) No Joint Venture. Nothing contained in this Agreement shall be deemed or construed as creating a joint venture or partnership between any of the parties hereto. No party is by virtue of this Agreement authorized as an agent, employee or legal representative of any other party. Without in any way limiting the rights or obligations of any party hereto under this Agreement, prior to the Second Merger Effective Time, (i) no party shall have the power by virtue of this Agreement to control the activities and operations of any other and (ii) no party shall have any power or authority by virtue of this Agreement to bind or commit any other party. No party shall hold itself out as having any authority or relationship in contravention of this Section 4(n).

o) Capacity as Shareholder. Sponsor signs this Agreement solely in its capacity as a shareholder of Kcompany, and not in its capacity as a director (including “director by deputization”), officer or employee of Kcompany, if applicable. Nothing herein shall be construed to limit or affect any actions or inactions by Sponsor or any representative of Sponsor, as applicable, serving as a director of Kcompany or any subsidiary of Kcompany, acting in such person’s capacity as a director or officer of Kcompany or any subsidiary of Kcompany (it being understood and agreed that the BCA contains provisions that govern the actions or inactions by the directors of the Company with respect to the Mergers and Transactions).

p) Third Party Enforcement Rights. The Company is hereby made an express third-party beneficiary of the rights granted to Kcompany under the Insider Letter and shall be entitled to enforce Kcompany’s rights under the Insider Letter pursuant to this Section 4(p) to the same extent as though the Company were Kcompany thereunder.

[The next page is the signature page]

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IN WITNESS WHEREOF, the parties hereto have executed this Sponsor Support Agreement as of the date first written above.

KENSINGTON CAPITAL ACQUISITION CORP. V

By:	/s/ Justin Mirro
Name:	Justin Mirro
Title:	Chairman and Chief Executive Officer

KENSINGTON CAPITAL SPONSOR V LLC

By:	Kensington Capital Partners, LLC
Its:	Managing Member

By:	/s/ Justin Mirro
Name:	Justin Mirro
Title:	Managing Member

[Signature Page to Sponsor Support Agreement]

ARRIVAL

By:	/s/ John Wozniak
Name:	John Wozniak
Title:	CFO

[Signature Page to Sponsor Support Agreement]

Exhibit 10.2

FINAL

REGISTRATION RIGHTS AND LOCK-UP AGREEMENT

This Registration Rights and Lock-Up Agreement (this “Agreement”) dated as of [    ], 20231 is among Arrival PubCo, a société anonyme for an unlimited period organized under the laws of the Grand Duchy of Luxembourg, having its registered office at [    ], Grand Duchy of Luxembourg and registered with the Luxembourg register of commerce and companies under number [    ] (the “Company”), and the parties listed on Schedule A (each, a “Holder” and collectively together with their Permitted Transferees, the “Holders”). Capitalized terms used but not defined herein have the meanings assigned to them in the Business Combination Agreement dated as of April 6, 2023 (the “Business Combination Agreement”), between Kensington Capital Acquisition Corp. V, a Cayman Islands exempted company incorporated with limited liability (“Kcompany”), and Arrival, a joint stock company (société anonyme) governed by the laws of the Grand Duchy of Luxembourg having its registered office at 60A, rue des Bruyères, L-1274 Howald, Grand Duchy of Luxembourg and registered with the Luxembourg register of commerce and companies under number B248209 (“Vine”).

WHEREAS, pursuant to the Business Combination Agreement, among other things, (i) following the date of the Business Combination Agreement and prior to the date of this Agreement, Vine incorporated the Company as an indirect wholly-owned subsidiary of Vine, (ii) on the Closing Date, Kcompany will merge (the “Initial Merger”) with and into the Company, with the Company surviving the Initial Merger and following the Initial Merger, Vine will merge (the “Second Merger”) with and into the Company, with the Company surviving the Second Merger;

WHEREAS, Kcompany and the Holder designated as the “Kcompany Holder” on Schedule A (the “Kcompany Holder”) are parties to the Registration Rights Agreement dated as of August 12, 2021 (the “Prior Agreement”);

WHEREAS, the Kcompany Holder holds an aggregate of 6,900,000 Class B ordinary shares of Kcompany, par value $0.0001 per share (the “Old Class B Shares”), which effective immediately prior to the Initial Merger Effective Time will convert into an equal number of Class A ordinary shares of Kcompany, par value $0.0001 per share (the “Old Class A Shares”);

WHEREAS, the Kcompany Holder (i) holds an aggregate of 18,720,000 redeemable warrants (the “IPO Private Placement Warrants”) to purchase Old Class A Shares, at an exercise price of $11.50 per share, and (ii) prior to the Initial Merger Effective Time, may acquire further redeemable warrants to purchase Old Class A Shares at an exercise price of $11.50 per share by converting up to $2,000,000 of working capital loans that the Kcompany Holder may grant Kcompany from time to time prior to the Closing, at a conversion price of $0.75 per redeemable warrant (together with the IPO Private Placement Warrants, the “Private Warrants”), which Private Warrants, in each case, will at the Initial Merger Effective Time convert into a right to purchase ordinary shares of the Company with an accounting par value per share (the “Company Ordinary Shares”);

WHEREAS, the Holders designated as “Vine Holders” on Schedule A (the “Vine Holders”) will receive upon the Second Merger Effective Time Company Ordinary Shares pursuant to the Business Combination Agreement;

WHEREAS, at the Initial Merger Effective Time, in accordance with Kcompany’s amended and restated memorandum and articles of association as in effect immediately prior to the Initial Merger Effective Time, the Old Class A Shares and the Old Class B Shares will be converted into Company Ordinary Shares; and

WHEREAS, the Company and the Holders desire to enter into this Agreement, as contemplated by the Business Combination Agreement, to terminate and replace the Prior Agreement (with respect to the Original Holder) on the Closing Date contingent upon and effective as of the Second Merger Effective Time, and to set forth the further rights and obligations created hereby.

[1]	Insert Closing Date.

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NOW, THEREFORE, in consideration of the foregoing, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1. Definitions. For purposes of this Agreement, the following terms and variations thereof have the meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or Chief Financial Officer of the Company, after consultation with outside counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.

“Agreement” shall have the meaning given in the Preamble.

“Board” shall mean the Board of Directors of the Company.

“Business Combination” shall mean any merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses, involving the Company.

“Business Combination Agreement” shall have the meaning given in the Preamble.

“Business Day” means a day other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Change in Control” means the transfer (whether by tender offer, merger, stock purchase, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of outstanding voting securities of the Company (or surviving entity) or would otherwise have the power to control the board of directors of the Company or to direct the operations of the Company.

“Claim” shall have the meaning given in subsection 4.1.1.

“Commission” means the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble.

“Company Ordinary Shares” shall have the meaning given in the Recitals.

“Demand Registration” shall have the meaning given in subsection 2.1.1.

“Demand Requesting Holder” shall have the meaning given in subsection 2.1.1.

“Demanding Holders” shall have the meaning given in subsection 2.1.1.

“Effectiveness Deadline” shall have the meaning given in subsection 2.3.1.

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Filing Deadline” shall have the meaning given in subsection 2.3.1.

“Form F-1” means a Registration Statement on Form F-1 or any comparable successor form or forms thereto.

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“Form F-3” means a Registration Statement on Form F-3 or any comparable successor form or forms thereto.

“Holders” shall have the meaning given in the Preamble.

“Initial Merger” shall have the meaning given in the Recitals.

“IPO Private Placement Warrants” shall have the meaning given in the Recitals.

“Kcompany” shall have the meaning given in the Preamble.

“Kcompany Holder” shall have the meaning given in the Recitals.

“Lock-Up Period” shall have the meaning given in subsection 5.1.1.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus in the light of the circumstances under which they were made not misleading.

“New Registration Statement” shall have the meaning given in subsection 2.3.4.

“Old Class A Shares” shall have the meaning given in the Recitals.

“Old Class B Shares” shall have the meaning given in the Recitals.

“Permitted Transferee” shall have the meaning given in Section 7.3.

“Piggyback Registration” shall have the meaning given in subsection 2.2.1.

“Prior Agreement” shall have the meaning given in the Recitals.

“Private Warrants” shall have the meaning given in the Recitals.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.

“Registrable Security”, “Registrable Securities” shall mean (a) the Private Warrants (including any Company Ordinary Shares issued or issuable upon the exercise of any such Private Warrants), (b) any issued and outstanding Company Ordinary Share or any other equity security (including the Company Ordinary Shares issued or issuable upon the exercise of any other equity security) of the Company held by a Holder as of the Closing Date (including the Company Ordinary Shares issued pursuant to the Business Combination Agreement), and (c) any other equity security of the Company issued or issuable with respect to any such Company Ordinary Share by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates or evidence of book-entry entitlements for such securities not bearing a legend restricting further transfer shall have been delivered by the Company to the transferee, and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities, together with all other Registrable Securities held by any Holder, represent less than 5% of the total outstanding Company Ordinary Shares of the Company; or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

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“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration or Underwritten Offering, including, without limitation, the following:

(A) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Company Ordinary Shares are then listed;

(B) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C) printing, messenger, telephone and delivery expenses;

(D) reasonable fees and disbursements of counsel for the Company;

(E) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration or Underwritten Offering; and

(F) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders or the majority-in interest of the Takedown Requesting Holders, as applicable.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.

“Resale Shelf Registration Statement” shall have the meaning given in subsection 2.3.1.

“Restricted Securities” shall have the meaning given in subsection 5.1.1.

“Rule 144” shall have the meaning given in Section 3.5.

“SEC Guidance” shall have the meaning given in subsection 2.3.4.

“Second Merger” shall have the meaning given in the Recitals.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Takedown Requesting Holder” shall have the meaning given in subsection 2.3.5.

“Transfer” means to sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, directly or indirectly and either voluntarily or involuntarily, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any interest owned by a person or any interest (including a beneficial interest) in, or the ownership, control or possession of, any interest owned by a person.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public, including for the avoidance of doubt an Underwritten Shelf Takedown.

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“Underwritten Shelf Takedown” shall have the meaning given in subsection 2.3.5.

“Vine” shall have the meaning given in the Preamble.

“Vine Holders” shall have the meaning given in the Recitals.

ARTICLE II

REGISTRATION

Section 2.1. Demand Registration.

2.1.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time following the Second Merger Effective Time (but subject to Article V), any Holder or Holders that have Registrable Securities with a value of at least $25,000,000 based on the average closing price of the applicable class of Registrable Securities in the preceding thirty (30) trading days prior to the date of such determination (such Holders, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting Registration of such Registrable Securities for resale by such Demanding Holders), which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Demand Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Demand Requesting Holder(s) to the Company, such Demand Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, but not more than sixty (60) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Demand Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of (i) three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 initiated by Vine Holders, or (ii) three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 initiated by the Kcompany Holder. Notwithstanding the foregoing, the Company shall not be obligated to file a Demand Registration prior to the Filing Deadline.

2.1.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (ii) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, however, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective for purposes of counting Registrations under subsection 2.1.1 above unless and until (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, however, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or has been terminated.

2.1.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding Holders advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of each Demanding Holder or Demand Requesting Holder (if any) to include its

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Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company, which Underwriter(s) shall be reasonably acceptable to a majority-in-interest of the Demanding Holders initiating the Demand Registration.

2.1.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Demand Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Demand Requesting Holders (if any) desire to sell, taken together with all other Company Ordinary Shares or other equity securities that the Company desires to sell and the Company Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Demand Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Demand Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Demand Requesting Holders have requested be included in such Underwritten Registration) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), Company Ordinary Shares or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.5 Demand Registration Withdrawal. A majority-in-interest of the Vine Holders or the Kcompany Holder, as the case may be, in the case of a Registration under subsection 2.1.1 initiated by the Vine Holders or the Kcompany Holder, as the case may be, or a majority-in-interest of the Demand Requesting Holders (if any) shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter(s) (if any) of their intention to withdraw from such Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Subject to subsection 2.1.2, if a majority-in-interest of the Demanding Holders initiating a Demand Registration withdraws from a proposed offering pursuant to this subsection 2.1.5, then such registration shall not count as a Demand Registration provided for in Section 2.1. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to the withdrawal of the Demanding Holders or Demand Requesting Holders (if any) under this subsection 2.1.5.

Section 2.2. Piggyback Registration.

2.2.1 Piggyback Rights. If at any time following the Second Merger Effective Time the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company, other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than five (5) days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter(s), if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to

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register the sale of no less than $10,000,000 of Registrable Securities as such Holders may request in writing within three (3) days after receipt of such written notice (such Registration a “Piggyback Registration”); provided, however, that no Holder of Registrable Securities shall have the right to register the sale of all or any portion of its Registrable Securities in connection with a Registration Statement being filed by the Company with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for the account of (i) Antara Capital Master Fund LP or (ii) Westwood Capital Group LLC. The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its reasonable best efforts to cause the managing Underwriter(s) of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.

2.2.2 Reduction of Piggyback Registration. If the managing Underwriter(s) in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of Company Ordinary Shares that the Company desires to sell, taken together with (i) the Company Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (iii) the Company Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:

(i)

If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata, based on the respective number of Registrable Securities that each Holder has so requested, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Company Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(ii)

If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, Company Ordinary Shares or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), Company Ordinary Shares or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.

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2.2.3 Piggyback Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to (a) in the case of a Registration Statement not involving an Underwritten Offering, the effectiveness of the applicable Registration Statement or (b) in the case of a Registration Statement involving an Underwritten Offering, prior to the pricing of such underwritten offering. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to the withdrawal of any Holder of Registrable Securities under this subsection 2.2.3.

2.2.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof, and there shall be no limit on the number of Piggyback Registrations.

2.2.5 Right to Terminate Registration. The Company shall have the right to terminate or withdraw any Registration initiated by it under this Section 2.2 prior to the effectiveness of such Registration whether or not any Holder of Registrable Securities has elected to include securities in such Registration.

Section 2.3. Resale Shelf Registration Rights

2.3.1 Registration Statement Covering Resale of Registrable Securities. The Company shall prepare and file, or cause to be prepared and filed, with the Commission, no later than forty-five (45) days following the Second Merger Effective Time (the “Filing Deadline”), a Registration Statement for an offering to be made on a continuous basis pursuant to Rule 415 of the Securities Act or any successor thereto registering the resale from time to time by Holders of all of the Registrable Securities held by the Holders (the “Resale Shelf Registration Statement”). The Resale Shelf Registration Statement shall be on Form F-3 (or, if Form F-3 is not available to be used by the Company at such time, on Form F-1 or another appropriate form permitting Registration of such Registrable Securities for resale). If the Resale Shelf Registration Statement is initially filed on Form F-1 and thereafter the Company becomes eligible to use Form F-3 for secondary sales, the Company shall, as promptly as practicable, cause such Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is on Form F-3. The Company shall use its reasonable best efforts to cause the Resale Shelf Registration Statement to be declared effective by the Commission as soon as reasonably practicable after the filing thereof with the Commission, but in no event later than sixty (60) days following the Filing Deadline (the “Effectiveness Deadline”); provided, however, that the Effectiveness Deadline shall be extended to one hundred twenty (120) days after the Filing Deadline if the Registration Statement is reviewed by, and receives comments from, the Commission; provided, further, however, that the Company’s obligations to include the Registrable Securities held by a Holder in the Resale Shelf Registration Statement are contingent upon such Holder furnishing in writing to the Company such information regarding the Holder, the securities of the Company held by the Holder and the intended method of disposition of the Registrable Securities as shall be reasonably requested by the Company to effect the Registration of the Registrable Securities, and the Holder shall execute such documents in connection with such Registration as the Company may reasonably request that are customary of a selling stockholder in similar situations. Once effective, the Company shall use reasonable best efforts to keep the Resale Shelf Registration Statement and Prospectus included therein continuously effective and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, to ensure that another Registration Statement is available, under the Securities Act at all times until the earliest of (i) the date on which all Registrable Securities have been disposed of in accordance with the intended method(s) of distribution set forth in such Registration Statement and (ii) the date on which all Registrable Securities have ceased to be Registrable Securities. The Registration Statement filed with the Commission pursuant to this subsection 2.3.1 shall contain a prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) at any time beginning on the effective date for such Registration Statement (subject to the lock-up restrictions provided in Section 5.1 of this Agreement) and shall provide that such Registrable Securities may be sold pursuant to any method or combination of methods legally available to, and requested by, Holders.

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2.3.2 Notification and Distribution of Materials. The Company shall notify the Holders in writing of the effectiveness of the Resale Shelf Registration Statement as soon as practicable, and in any event within one (1) Business Day after the Resale Shelf Registration Statement becomes effective, and shall furnish to them, without charge, such number of copies of the Resale Shelf Registration Statement (including any amendments, supplements and exhibits), the Prospectus contained therein (including each preliminary prospectus and all related amendments and supplements) and any documents incorporated by reference in the Resale Shelf Registration Statement or such other documents as the Holders may reasonably request in order to facilitate the sale of the Registrable Securities in the manner described in the Resale Shelf Registration Statement.

2.3.3 Amendments and Supplements. Subject to the provisions of subsection 2.3.1 above, the Company shall promptly prepare and file with the Commission from time to time such amendments and supplements to the Resale Shelf Registration Statement and Prospectus used in connection therewith as may be necessary to keep the Resale Shelf Registration Statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all the Registrable Securities. If any Resale Shelf Registration Statement filed pursuant to subsection 2.3.1 is filed on Form F-3 and thereafter the Company becomes ineligible to use Form F-3 for secondary sales, the Company shall promptly notify the Holders of such ineligibility and use its reasonable best efforts to file a shelf registration on an appropriate form as promptly as practicable to replace the shelf registration statement on Form F-3 and have such replacement Resale Shelf Registration Statement declared effective as promptly as practicable and to cause such replacement Resale Shelf Registration Statement to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Resale Shelf Registration Statement is available or, if not available, that another Resale Shelf Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that at any time the Company once again becomes eligible to use Form F-3, the Company shall cause such replacement Resale Shelf Registration Statement to be amended, or shall file a new replacement Resale Shelf Registration Statement, such that the Resale Shelf Registration Statement is once again on Form F-3.

2.3.4 SEC Cutback. Notwithstanding the registration obligations set forth in this Section 2.3, in the event the Commission informs the Company that all of the Registrable Securities cannot, as a result of the application of Rule 415, be registered for resale as a secondary offering on a single registration statement, the Company agrees to promptly (i) inform each of the Holders thereof and use its reasonable best efforts to file amendments to the Resale Shelf Registration Statement as required by the Commission and/or (ii) withdraw the Resale Shelf Registration Statement and file a new registration statement (a “New Registration Statement”) on Form F-3, or if Form F-3 is not then available to the Company for such registration statement, on such other form available to register for resale the Registrable Securities as a secondary offering; provided, however, that prior to filing such amendment or New Registration Statement, the Company shall use its reasonable best efforts to advocate with the Commission for the registration of all of the Registrable Securities in accordance with any publicly-available written or oral guidance, comments, requirements or requests of the Commission staff (the “SEC Guidance”). Notwithstanding any other provision of this Agreement, if any SEC Guidance sets forth a limitation on the number of Registrable Securities permitted to be registered on a particular Registration Statement as a secondary offering (and notwithstanding that the Company used reasonable best efforts to advocate with the Commission for the registration of all or a greater number of Registrable Securities), unless otherwise directed in writing by a Holder as to further limit its Registrable Securities to be included on the Registration Statement, the number of Registrable Securities to be registered on such Registration Statement will be reduced on a pro rata basis based on the total number of Registrable Securities held by the Holders, subject to a determination by the Commission that certain Holders must be reduced first based on the number of Registrable Securities held by such Holders. In the event the Company amends the Resale Shelf Registration Statement or files a New Registration Statement, as the case may be, under clauses (i) or (ii) above, the Company will use its reasonable best efforts to file with the Commission, as promptly as allowed by SEC Guidance provided to the Company or to registrants of securities in general, one or more registration statements on Form F-3 or such other form available to register for resale those Registrable Securities that were not registered for resale on the Resale Shelf Registration Statement, as amended, or the New Registration Statement.

2.3.5 Underwritten Shelf Takedown. At any time and from time to time after a Resale Shelf Registration Statement has been declared effective by the Commission, the Holders may request to sell all or any portion of the Registrable Securities in an underwritten offering that is registered pursuant to the Resale Shelf Registration Statement (each, an “Underwritten Shelf Takedown”); provided, however, that the Company shall only be obligated to effect an Underwritten Shelf Takedown if such offering shall include securities with a total offering

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price (including piggyback securities and before deduction of underwriting discounts) reasonably expected to exceed, in the aggregate, $10,000,000. All requests for Underwritten Shelf Takedowns shall be made by giving written notice to the Company at least ten (10) days prior to the public announcement of such Underwritten Shelf Takedown, which notice shall specify the approximate number of Registrable Securities proposed to be sold in the Underwritten Shelf Takedown and the expected price range (net of underwriting discounts and commissions) of such Underwritten Shelf Takedown. The Company shall include in any Underwritten Shelf Takedown the securities requested to be included by any Holder (each, a “Takedown Requesting Holder”) at least 48 hours prior to the public announcement of such Underwritten Shelf Takedown pursuant to written contractual piggyback registration rights of such Holder (including those set forth herein). All such Holders proposing to distribute their Registrable Securities through an Underwritten Shelf Takedown under this subsection 2.3.5 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Takedown Requesting Holders initiating the Underwritten Shelf Takedown.

2.3.6 Reduction of Underwritten Shelf Takedown. If the managing Underwriter(s) in an Underwritten Shelf Takedown, in good faith, advise the Company and the Takedown Requesting Holders in writing that the dollar amount or number of Registrable Securities that the Takedown Requesting Holders desire to sell, taken together with all other Company Ordinary Shares or other equity securities that the Company desires to sell, exceeds the Maximum Number of Securities, then the Company shall include in such Underwritten Shelf Takedown, as follows: (i) first, the Registrable Securities of the Takedown Requesting Holders, on a pro rata basis, that can be sold without exceeding the Maximum Number of Securities; and (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities.

2.3.7 Limitation on Underwritten Shelf Takedowns. Registrations effected pursuant to this Section 2.3 shall not be counted as Demand Registrations effected pursuant to Section 2.1. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Underwritten Shelf Takedowns in any 12-month period.

Section 2.4. Restrictions on Registration Rights. Notwithstanding anything to the contrary contained herein, the Company shall not be obligated to (but may, at its sole option) file a Registration Statement pursuant to a Demand Registration request made under Section 2.1 during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and that the Company continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective.

ARTICLE III

COMPANY PROCEDURES

Section 3.1. General Procedures. If at any time on or after the Second Merger Effective Time the Company is required to effect the Registration of Registrable Securities, the Company shall use its reasonable best efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as possible:

3.1.1 prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its reasonable best efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the Holders or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;

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3.1.3 prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriter(s), if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4 prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8 advise each Holder of Registrable Securities covered by such Registration Statement, promptly after the Company receives notice thereof, of the time when such Registration Statement has been declared effective or a supplement to any Prospectus forming a part of such Registration Statement has been filed;

3.1.9 at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus, furnish a copy thereof to each Holder of Registrable Securities covered by such Registration Statement or Prospectus or its counsel;

3.1.10 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;

3.1.11 permit a representative of the Holders, the Underwriter(s), if any, and any attorney or accountant retained by such Holders or Underwriter(s) to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter(s), attorney or accountant in connection with the Registration; provided, however, that such representatives or Underwriter(s) enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;

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3.1.12 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter(s) may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders and such managing Underwriter;

3.1.13 on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriter(s), if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter(s) may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority in interest of the participating Holders;

3.1.14 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in customary form, with the managing Underwriter(s) of such offering;

3.1.15 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);

3.1.16 if a Registration, including an Underwritten Offering, involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter(s) in any Underwritten Offering; and

3.1.17 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

Section 3.2. Registration Expenses. Including as set forth in Section 2.1.5, all Registration Expenses shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

Section 3.3. Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

Section 3.4. Suspension of Sales; Adverse Disclosure. The Company shall promptly notify each of the Holders in writing if a Registration Statement or Prospectus contains a Misstatement and, upon receipt of such written notice from the Company, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement, provided that the Company hereby covenants promptly to prepare and file any required supplement or amendment correcting any Misstatement promptly after the time of such notice and, if necessary, to request the prompt effectiveness thereof. If the filing, initial effectiveness or continued use of a Registration Statement or Prospectus included in any Registration Statement at any time (a) would require the Company to make an Adverse Disclosure, (b) would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, or (c) in the good faith judgment of the Board (which judgment shall be documented in writing and provided to the Holders in the form of a written

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certificate signed by the Chairman of the Board) would be materially detrimental to the Company, the Company shall have the right to defer the filing, initial effectiveness or continued use of any Registration Statement pursuant to (a), (b) or (c) of this sentence for a period of not more than thirty (30) days, but the Company shall not defer any such filing, initial effectiveness or use of a Registration Statement pursuant to this Section 3.4 more than twice or for more than a total of ninety (90) days (in each case counting deferrals initiated pursuant to (a), (b) and (c) in the aggregate) in any 12-month period.

Section 3.5. Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings upon request. The Company further covenants that it shall use commercially reasonable efforts to comply, and to direct its outside counsel and transfer agent to comply, with any reasonable request from any Holder to facilitate sales of Registrable Securities by such Holder under Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (“Rule 144”); provided, that, such Holder has provided the Company (or such counsel or transfer agent) all reasonably requested certificates and/or letters of representation. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether the Company has complied with the current public information requirements set forth under Rule 144.

Section 3.6. Limitations on Registration Rights. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the Holders of Registrable Securities in this Agreement and in the event of any conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.

ARTICLE IV

INDEMNIFICATION AND CONTRIBUTION

Section 4.1. Indemnification

4.1.1 The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers, directors, partners, shareholders or members, employees, agents, investment advisors and each person who controls such Holder (within the meaning of the Securities Act and Exchange Act) from and against all losses, claims, damages, liabilities and expenses (including attorneys’ fees), joint or several (or actions or proceedings, whether commenced or threatened, in respect thereof) (collectively, “Claims”), to which any such Holder or other persons may become subject, insofar as such Claims arise out of or are based on any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, and the Company will reimburse such Holder or other person for any legal or other expenses reasonably incurred by them in connection with investigating or defending any such Claim; except insofar as the Claim or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such filing in reliance upon and in conformity with information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters (if any), their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act and Exchange Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holders.

4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company may require that, as a condition to including any Registrable Securities in any Registration Statement, the Company shall have received an undertaking reasonably satisfactory to it from such Holder, to indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act and the Exchange Act) from and against any Claims to which any of the Company or such other persons may become subject, insofar as such Claims arise out of or are based on any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is

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contained in any information furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters (if any), their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act and the Exchange Act) to the same extent as provided in the foregoing with respect to indemnification of the Company and the Company shall use its commercially reasonable efforts to ensure that no Underwriter shall require any Holder of Registrable Securities to provide any indemnification other than that provided hereinabove in this subsection 4.1.2 and, if, despite the Company’s commercially reasonable efforts, an Underwriter requires any Holder of Registrable Securities to provide additional indemnification, such Holder may elect not to participate in such Underwritten Offering (but shall not have any claim against the Company as a result of such election).

4.1.3 Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any Claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such Claim, permit such indemnifying party to assume the defense of such Claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a Claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such Claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such Claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director, partners, shareholders or members, employees, agents, investment advisors or controlling person of such indemnified party and shall survive the transfer of securities.

4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any Claims, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such Claims (i) in such proportion as is appropriate to reflect the relative benefits received by the indemnifying party or parties on the one hand and the indemnified party or parties on the other hand from the offering of the Registrable Securities or (ii) if the allocation provided by clause (i) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also to reflect the relative fault of the indemnifying party or parties on the other hand in connection with the statements or omissions that resulted in such Claims, as well as any other relevant equitable considerations; provided, however, that the liability of any Holder or any director, officer, employee, agent, investment advisor or controlling person thereof under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.

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4.1.6 The indemnification required by this Section 4.1 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

ARTICLE V

LOCK-UP

Section 5.1. Lock-Up.

5.1.1 Except as permitted by Section 5.2, the Kcompany Holder shall not Transfer any Company Ordinary Shares or any securities convertible into, exercisable for, exchangeable for or that represent the right to receive Company Ordinary Shares, whether now owned or hereinafter acquired, that are beneficially owned or owned of record by the Kcompany Holder following the Second Merger Effective Time (the “Restricted Securities”) until the earliest of: (i) the date that is one (1) year from the Closing Date, (ii) the last consecutive trading day where the sale price of the Company Ordinary Shares equals or exceeds an amount equal to the quotient obtained by dividing $12.00 by the Exchange Ratio per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Closing Date, or (iii) such date on which the Company completes a liquidation, merger, stock exchange or other similar transaction that results in all of the Company’s stockholders having the right to exchange their Company Ordinary Shares for cash, securities or other property (the “Lock-up Period”). The foregoing restriction is expressly agreed to preclude the Kcompany Holder from engaging in any hedging or other transaction with respect to Restricted Securities which is designed to, or which reasonably would be expected to, lead to or result in a sale or disposition of the Restricted Securities even if such Restricted Securities would be disposed of by someone other than the Kcompany Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Securities of the Kcompany Holder, or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Securities.

Section 5.2. Exceptions. The provisions of Section 5.1 shall not apply to:

5.2.1 transactions relating to Company Ordinary Shares acquired in open market transactions (including, for the avoidance of doubt, warrants and Old Class A Shares (including as part of any units) acquired in the initial public offering of Kcompany and Company Ordinary Shares issuable upon exercise of such warrants);

5.2.2 Transfers of Company Ordinary Shares or any security convertible into or exercisable or exchangeable for Company Ordinary Shares as a bona fide gift;

5.2.3 Transfers of Company Ordinary Shares to a trust, or other entity formed for estate planning purposes for the primary benefit of the spouse, domestic partner, parent, sibling, child or grandchild of the transferor or any other person with whom the transferor has a relationship by blood, marriage or adoption not more remote than first cousin;

5.2.4 Transfers by will or intestate succession upon the death of the transferor;

5.2.5 the Transfer of Company Ordinary Shares pursuant to a qualified domestic order or in connection with a divorce settlement;

5.2.6 if the transferor is a corporation, partnership (whether general, limited or otherwise), limited liability company, trust or other business entity, (i) Transfers to another corporation, partnership, limited liability company, trust or other business entity that controls, is controlled by or is under common control or management with the transferor, (ii) distributions of Company Ordinary Shares to partners, limited liability company members or stockholders of the transferor;

5.2.7 Transfers to the Company’s officers, directors or their affiliates;

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5.2.8 pledges of Company Ordinary Shares or other Registrable Securities as security or collateral in connection with any borrowing or the incurrence of any indebtedness by any Holder; provided, however, that such borrowing or incurrence of indebtedness is secured by a portfolio of assets or equity interests issued by multiple issuers;

5.2.9 Transfers pursuant to a bona fide third-party tender offer, merger, stock sale, recapitalization, consolidation or other transaction involving a Change in Control of the Company; provided, however, that in the event that such tender offer, merger, recapitalization, consolidation or other such transaction is not completed, the Company Ordinary Shares subject to this Agreement shall remain subject to this Agreement;

5.2.10 the establishment of a trading plan pursuant to Rule 10b5-1 promulgated under the Exchange Act; provided, however, that such plan does not provide for the Transfer of Company Ordinary Shares or any securities convertible into or exercisable or exchangeable for Company Ordinary Shares during the Lock-Up Period, as applicable;

5.2.11 Transfers of Company Ordinary Shares to satisfy tax withholding obligations in connection with the exercise of options to purchase Company Ordinary Shares or the vesting of stock-based awards;

5.2.12 Transfers of Company Ordinary Shares in payment on a “net exercise” or “cashless” basis of the exercise or purchase price with respect to the exercise of options to purchase Company Ordinary Shares; and

5.2.13 Transfers of any Private Warrants or Company Ordinary Shares issued or issuable upon the exercise of any Private Warrants;

provided, however, that in the case of any Transfer pursuant to subsections5.2.2 through 5.2.7, each donee, distributee or other transferee shall agree in writing, in form and substance reasonably satisfactory to the Company, to be bound by the provisions of this Article V.

Section 5.3. Early Release of Lock-Up Restrictions. In the event that any Holder is granted a discretionary waiver or termination of the restrictions set forth in Section 5.1 above, such discretionary release or waiver shall apply pro rata to all Holders based on the number of shares held.

ARTICLE VI

TERMINATION

Section 6.1. Termination. This Agreement shall terminate with respect to a Holder, the date on which such Holder ceases to hold any Registrable Securities.

Section 6.2. Effect of Business Combination Termination. Upon this Agreement coming into effect, the Prior Agreement shall terminate and be null and void and the parties thereto shall take all necessary actions and cooperate with the Company to ensure that the Prior Agreement is terminated without any further liability.

ARTICLE VII

GENERAL PROVISIONS

Section 7.1. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by e-mail or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses or e-mail addresses (or at such other address or email address for a party as shall be specified in a notice given in accordance with this Section 7.1):

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If to the Company, to it at:

Arrival PubCo

60a, rue des Bruyeres, L-1274 Howald,

Grand Duchy of Luxembourg

Attention: Daniel Chin

Email: chin@arrival.com

with a copy (which shall not constitute notice) to:

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

Attention: Jeffrey Cohen; Pierre-Emanuel Perais

Email: jeffrey.cohen@linklaters.com; pierre-emmanuel.perais@linklaters.com

If to a Holder, to the address or email address set forth for such Holder on the signature page hereof.

Section 7.2. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 7.3. Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements (including the Prior Agreement) and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof. This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise), by any party without the prior express written consent of the other parties hereto, except that a Holder may, without consent, assign such Holder’s rights under this Agreement to any transferee of Company Ordinary Shares permitted under subsections 5.2.2 5.2.6 and 5.2.7 (such transferees, “Permitted Transferees”).

Section 7.4. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto (and its respective permitted assigns), and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 7.5. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided, however, that if jurisdiction is not then available in the Delaware Chancery Court, then any such legal action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any action relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not

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personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the action in any such court is brought in an inconvenient forum, (ii) the venue of such action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

Section 7.6. Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT. EACH OF THE PARTIES HERETO (I) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (II) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 7.6.

Section 7.7. Headings; Interpretation. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The parties have participated jointly in the negotiation and drafting of this Agreement. If any ambiguity or question of intent arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any party because of the authorship of any provision of this Agreement. Unless the context of this Agreement clearly requires otherwise, use of the masculine gender shall include the feminine and neutral genders and vice versa, and the definitions of terms contained in this Agreement are applicable to the singular as well as the plural forms of such terms. The words “includes” or “including” shall mean “including without limitation.” The words “hereof,” “hereby,” “herein,” “hereunder” and similar terms in this Agreement shall refer to this Agreement as a whole and not any particular section or article in which such words appear, the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.” Any reference to a law shall include any rules and regulations promulgated thereunder, and shall mean such law as from time to time amended, modified or supplemented. References herein to any contract (including this Agreement) mean such contract as amended, supplemented or modified from time to time in accordance with the terms thereof.

Section 7.8. Counterparts. This Agreement may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

Section 7.9. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

Section 7.10. Expenses. Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the transactions contemplated hereby are consummated.

Section 7.11. Amendment. This Agreement may not be amended except by an instrument in writing signed by (i) the Company, (ii) the Kcompany Holder (provided the Kcompany Holder or its Permitted Transferee(s) holds Registrable Securities at the time of such amendment), and (iii) Vine Holders holding at least a majority in interest of the then-outstanding number of Registrable Securities held by all Vine Holders (provided the Vine Holders or their Permitted Transferees hold Registrable Securities at the time of such amendment).

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Section 7.12. Waiver. At any time, (i) the Company may (a) extend the time for the performance of any obligation or other act of any Holder, (b) waive any inaccuracy in the representations and warranties of any Holder contained herein or in any document delivered by such Holder pursuant hereto and (c) waive compliance with any agreement of such Holder or any condition to its own obligations contained herein. At any time, (i) the Holders may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to their own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

Section 7.13. Further Assurances. At the request of the Company, in the case of any Holder, or at the request of any Holder, in the case of the Company, and without further consideration, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.

Section 7.14. No Strict Construction. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(Next Page is Signature Page)

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IN WITNESS WHEREOF, each of the parties has executed this Agreement as of the date first written above.

VINE:

ARRIVAL

By:
Name:	[ ]
Title:	[ ]

[Signature Page to Registration Rights Agreement]

IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

KCOMPANY HOLDER:

KENSINGTON CAPITAL SPONSOR V LLC

By:	Kensington Capital Partners, LLC
Its:	Managing Member

By:
Name:	Justin Mirro
Title:	Managing Member

Address:

Email:

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IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDERS:

[ENTITY]

By:
Print Name:	[ ]
Title:	[ ]

Address:

Email:

[•]

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IN WITNESS WHEREOF, each of the undersigned has executed this Agreement as of the date first written above.

HOLDER:

[INDIVIDUAL]

By:

Address:

Email:

[Signature Page to Registration Rights Agreement]

SCHEDULE A

Kcompany Holder

Kensington Capital Sponsor V LLC

Vine Holders

Name of Holder	Number of Shares
Kinetik S.à r.l.	[	•]
Igor Torgov	[	•]
Denis Sverdlov	[	•]
Alain Kinsch	[	•]
Tawni Nazario-Cranz	[	•]
Kristen M. O’Hara	[	•]
Rexford J. Tibbens	[	•]
Avinash Rugoobur	[	•]
John Wozniak	[	•]

Exhibit 99.1

Arrival Advances U.S. Commercialization Plans Through Business

Combination with Kensington Capital Acquisition Corp. V

•	Arrival (Nasdaq: ARVL) has entered into a business combination agreement with Kensington Capital Acquisition Corp. V (NYSE: KCGI.U).

•	Upon closing, the combined company’s ordinary shares are expected to be listed on Nasdaq under the ticker symbol “ARVL.”

•	Arrival is developing an innovative Class 4 (“XL”) Van that the Company believes offers a high-quality user experience and lower cost of ownership for commercial operators.

•	Arrival’s purpose-built XL Van targets the underserved last-mile delivery market in the U.S.

•	Kensington has $283 million of cash held in trust (pre-redemptions) to contribute to the combined business.

LUXEMBOURG and WESTBURY, N.Y. – April 6, 2023 – Arrival (Nasdaq: ARVL) (“Arrival” or the “Company”), inventor of a unique new method of design and production of electric vehicles (“EVs”), and Kensington Capital Acquisition Corp. V (“Kensington”) (NYSE: KCGI.U), a special purpose acquisition company, today announced their entry into a definitive agreement for a business combination. Upon closing of the transaction, the combined company will continue to be named “Arrival,” and its ordinary shares are expected to remain listed on Nasdaq under the ticker symbol “ARVL.”

Founded in 2015, Arrival aims to revolutionize the Class 4 EV segment. Its XL Van is purpose-built to target the high-margin, last-mile delivery market, which Arrival believes is currently underserved by large-scale OEMs. Arrival’s vans are designed and manufactured through a flexible in-house method that it expects to result in streamlined integration, significantly reduced time from concept to market, lowered capital expenditures, and a superior user experience.

Arrival performs design and manufacturing in-house, eliminating the limitations of the traditional use of standardized truck chassis and second-stage manufacturers. The Company uses proprietary hardware components, robotics technologies, and sustainable composite materials to efficiently produce vehicles that will be customized for the cities and regions that they serve.

In the first half of 2023, Arrival continued to build certified (“L”) Vans at its Bicester, United Kingdom factory, enabling the Company to further develop its automated factory processes and integrate its autonomous mobile robots. The L Vans are expected to accumulate 250,000 kilometers of public road mileage by the end of 2023 as they are used to validate Arrival’s engineering designs and components.

In recent months, the Company has sharpened its focus on its U.S. product strategy and plans to invest the expected proceeds from the transaction in the production of its XL Van at its Charlotte, North Carolina factory. Start of production in Charlotte is targeted for late 2024.

Igor Torgov, CEO of Arrival, commented, “This transaction offers a potentially significant capital infusion and additional support in bringing our XL Van to market. Justin and the Kensington team offer decades of automotive and industrial experience as well as access to valuable customers and suppliers, expertise in building and running vehicle manufacturing facilities, and public company leadership in managing and deploying capital. We are looking forward to partnering with Kensington to meet our production goals as we aim to commercialize our XL Van by the end of 2024.”

Justin Mirro, Chairman and CEO of Kensington, added, “We believe Arrival is at the forefront of the single greatest mega-trend in transportation: electric mobility. While there are many companies making electric vehicles today, Arrival has built a next-generation Class 4 van, taking advantage of 200 patents and over $1B in invested capital, that meets the needs of today’s drivers, fleet operators and delivery customers. Through our success with leading EV suppliers, we are confident that making the future cleaner is also good business. By combining Arrival’s vehicle and manufacturing technologies with our commercialization and public market experience, we can help them bring the XL Van to the U.S. market.”

Transaction Overview

Based on 2022 financial data and an assumed post-transaction share price of $0.13 per ordinary share, the business combination values the combined business at an implied pro forma enterprise value of $524 million. This assumes no redemptions by Kensington shareholders in connection with closing and the payment of estimated transaction expenses. It also excludes warrants, ordinary shares subject to share awards and options, and Arrival’s ongoing financing activities since December 31, 2022.

The boards of directors of both Kensington and Arrival have approved the proposed transaction, which is expected to be completed in the second half of 2023, subject to, among other things, approval by Kensington’s and Arrival’s shareholders and the satisfaction or waiver of other conditions stated in the definitive documentation.

Kensington has $283 million of cash held in trust, before redemptions. Combined with Arrival’s cash on balance sheet as of December 31, 2022, the Company would have approximately $468 million of pro forma cash to fund its commercialization plans, including the build-out of its manufacturing facility in Charlotte, North Carolina.

Kensington shareholders will receive, for every one Kensington ordinary share, an amount of newly issued shares equal to $17.00 divided by Arrival shares’ 10-day volume-weighted average price (“VWAP”) for the 10 days preceding the fourth day prior to Kensington’s shareholder meeting.

Additional information about the proposed transaction, including a copy of the business combination agreement and investor presentation, will be provided in a Current Report on Form 8-K to be filed by Kensington and a Report on Form 6-K to be filed by Arrival with the Securities and Exchange Commission and available at www.sec.gov.

Advisors

Hughes Hubbard & Reed LLP is serving as legal advisor to Kensington. Teneo is serving as financial advisor, and Linklaters LLP is serving as legal advisor to Arrival.

Investor Conference Call Information

Arrival and Kensington will host a joint webinar at 5:00 PM Eastern Time today, April 6, 2023, to discuss the proposed transaction. The live webinar and replay will be accessible on Arrival’s investor relations website at investors.arrival.com. The replay will be available shortly after the conclusion of the live event.

A transcript of this conference call will also be posted to Arrival’s Investor Relations page and will be filed with the SEC.

About Arrival

Arrival’s mission is to master a radically more efficient New Method to design, produce, sell and service purpose-built electric vehicles, to support a world where cities are free from fossil fuel vehicles. Arrival’s in-house technologies enable a unique approach to producing vehicles using rapidly-scalable, local Microfactories. Arrival (Nasdaq: ARVL) is a joint stock company governed by Luxembourg law.

About Kensington Capital Acquisition Corp. V

Kensington Capital Acquisition Corp. V (NYSE: KCGI.U) is a special purpose acquisition company formed for the purpose of effecting a merger, stock purchase or similar business combination with a business in the industrial sector. Kensington’s management team of Justin Mirro, Dan Huber, John Arney, Peter Goode, and Julian Ameler is supported by a board of independent directors including William Kassling, Anders Pettersson, Mitchell Quain, Mark Robertshaw, and Nickolas Vande Steeg.

For additional information, please visit autospac.com.

Contacts:

For Arrival

Media

pr@arrival.com

Investors

Cody Slach and Tom Colton

Gateway Group

949-574-3860

ARVL@gatewayir.com

IR@arrival.com

For Kensington

Dan Huber

Chief Financial Officer

dan@kensington-cap.com

703-674-6514

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION

No Offer or Solicitation; Additional Information and Where to Find It

These materials are for informational purposes only and do not constitute or form part of (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination among the Company, Kensington Capital Acquisition Corp. V (“Kensington”) and an indirect subsidiary of the Company (“NewCo”) that will be created and will become the holding company of the Arrival Group at the closing of the proposed business combination, and related transactions (the “Proposed Business Combination”), or (ii) an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933 (the “Securities Act”). In connection with the Proposed Business Combination, it is expected that NewCo will file a registration statement on Form F-4, which will include a proxy statement of Kensington and a prospectus with respect to the Proposed Business Combination, with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement/prospectus will be delivered to the security holders of the Company and Kensington. The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on these materials or any of their contents.

SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT PUBCO, THE COMPANY, KENSINGTON AND THE PROPOSED BUSINESS COMBINATION.

Security holders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about the Company, Kensington and NewCo, without charge, at the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, without charge, from the Company’s website at https://arrival.gcs-web.com/ and Kensington’s website at https://www.autospac.com.

These materials do not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will sales be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, NewCo may, in its sole discretion, take such action as it may deem necessary to extend any offer in any such jurisdiction.

Participants in the Solicitation

The Company, Kensington, NewCo, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kensington’s directors and executive officers in Kensington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 3, 2023, and regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 27, 2022. Other information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

These materials contain certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “target,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements include, among other things, the expected listing of the combined company, the transaction structure, the implied pro forma enterprise value of the combined company, the completion date of the proposed business combination, the pro forma cash of the combined business and the intended use of this cash, the mileage of the L Van, the start of production in Charlotte, and the commercialization of the XL Van. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in these materials, including, but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s and Kensington’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Kensington’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kensington, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including, but not limited to, the adoption of the business combination agreement by the shareholders of the Company and Kensington, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, performance, and business generally, (vi) the outcome of any legal proceedings that may be instituted against the Company, Kensington or NewCo related to the business combination agreement or the Proposed Business Combination, (v) the ability to maintain the listing of Kensington’s securities on the New York Stock Exchange and the Company’s securities on the Nasdaq Stock Market LLC, (vi) the price of Kensington’s, the Company’s and post-combination NewCo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company business and changes in the combined capital structure, and (vii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market LLC or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by the Company with the SEC from time to time, which will continue to apply to the post-combination company, and in the “Risk Factors” section of Kensington’s Annual Report on Form 10-K filed with the SEC on April 3, 2023, and other documents filed by Kensington with the SEC from time to time. In addition, forward-looking financial information and the Company’s expectations as to its ability to execute on its current business plan in the near term and the longer term are based on a number of assumptions that the Company makes, including the following assumptions that the Company’s management believes to be material: (i) operational assumptions, including, the development and commercialization of the Company’s vehicles, the roll out of the Company’s microfactory manufacturing locations, the production capacity of the Company’s microfactories, the selection of the Company’s products by customers in the commercial van industry, growth in the various markets the Company is targeting, average selling prices and resulting sales of vehicles; (ii) the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as the Company commences production in its microfactories; (iii) the Company’s ability to raise capital necessary to execute on its current business plan and production timeline, including the roll-out of its microfactories, as well as to maintain its ongoing operations, continue research, development and design efforts and improve infrastructure; and (iv) capital expenditure is based on a number of assumptions regarding the expenditure required to build the Company’s microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment. In making the foregoing assumptions, the Company’s management relies on a number of factors, including its experience in the automotive industry, its experience in the period since the inception of the Company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing the Company’s vehicles; and third-party forecasts for industry growth.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company, Kensington, nor any of their respective affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of the respective Materials, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in the Materials or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations.

Neither the Company, Kensington nor their advisers and/or agents undertake any obligation to provide the recipient with access to any additional information or to update these materials or any additional information or to correct any inaccuracies in any such information which may become apparent except as required under applicable law and regulation.

Exhibit 99.2

IMPORTANT INFORMATION ABOUT THE BUSINESS COMBINATION

No Offer or Solicitation; Additional Information and Where to Find It

These materials are for informational purposes only and do not constitute or form part of (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination among the Company, Kensington Capital Acquisition Corp. V (“Kensington”) and an indirect subsidiary of the Company (“NewCo”) that will be created and will become the holding company of the Arrival Group at the closing of the proposed business combination, and related transactions (the “Proposed Business Combination”), or (ii) an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933 (the “Securities Act”). In connection with the Proposed Business Combination, it is expected that NewCo will file a registration statement on Form F-4, which will include a proxy statement of Kensington and a prospectus with respect to the Proposed Business Combination, with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement/prospectus will be delivered to the security holders of the Company and Kensington. The release, publication or distribution of these materials in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which these materials are released, published or distributed should inform themselves about and observe such restrictions. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on these materials or any of their contents.

SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, KENSINGTON, NEWCO AND THE PROPOSED BUSINESS COMBINATION.

Security holders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about the Company, Kensington and NewCo, without charge, at the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, without charge, from the Company’s website at https://arrival.gcs-web.com/news-events/events-presentations and Kensington’s website at https://www.autospac.com.

These materials do not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will sales be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, NewCo may, in its sole discretion, take such action as it may deem necessary to extend any offer in any such jurisdiction.

Participants in the Solicitation

The Company, Kensington, NewCo, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the

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solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kensington’s directors and executive officers in Kensington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 3, 2023, and regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 27, 2022. Other information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

These materials contain certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “target,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in these materials, including, but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s and Kensington’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Kensington’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kensington, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including, but not limited to, the adoption of the business combination agreement by the shareholders of the Company and Kensington, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, performance, and business generally, (vi) the outcome of any legal proceedings that may be instituted against the Company, Kensington or NewCo related to the business combination agreement or the Proposed Business Combination, (v) the ability to maintain the listing of Kensington’s securities on the New York Stock Exchange and the Company’s securities on the Nasdaq Stock Market LLC, (vi) the price of Kensington’s, the Company’s and post-combination NewCo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company business and changes in the combined capital structure, and (vii) the risk that the post-combination company’s securities will not be approved for listing on the NASDAQ Stock Market LLC or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by the Company with the SEC from time to time, which will continue to apply to the post-combination company, and in the “Risk Factors” section of Kensington’s Annual Report on Form 10-K filed with the SEC on April 3, 2023, and other documents filed by Kensington with the SEC from time to time. In addition, forward-looking financial information and the Company’s expectations as to its ability to execute on its current business plan in the near term and the longer term are based on a number of assumptions that the Company makes, including the following assumptions that the Company’s management believes to be material: (i) operational assumptions, including, the development and

2

commercialization of the Company’s vehicles, the roll out of the Company’s microfactory manufacturing locations, the production capacity of the Company’s microfactories, the selection of the Company’s products by customers in the commercial van industry, growth in the various markets the Company is targeting, average selling prices and resulting sales of vehicles; (ii) the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as the Company commences production in its microfactories; (iii) the Company’s ability to raise capital necessary to execute on its current business plan and production timeline, including the roll-out of its microfactories, as well as to maintain its ongoing operations, continue research, development and design efforts and improve infrastructure; and (iv) capital expenditure is based on a number of assumptions regarding the expenditure required to build the Company’s microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment. In making the foregoing assumptions, the Company’s management relies on a number of factors, including its experience in the automotive industry, its experience in the period since the inception of the Company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing the Company’s vehicles; and third-party forecasts for industry growth.

Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company nor any of its affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of the respective Materials, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in the Materials or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations.

Neither the Company nor its advisers and/or agents undertake any obligation to provide the recipient with access to any additional information or to update these materials or any additional information or to correct any inaccuracies in any such information which may become apparent except as required under applicable law and regulation.

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Arrival Combination with Kensington Capital Acquisition Corp. V

Investor Call Script

April 06, 2023

Justin Mirro, Kensington

Thanks for your time today to discuss the business combination of Kensington and Arrival, which has developed a revolutionary electric vehicle serving the last-mile delivery market.

Arrival is at the forefront of the single greatest mega-trend in transportation – electric mobility. The company is doing this by developing an innovative, class-4 delivery van that meets the needs of today’s drivers, fleet operators and delivery customers.

While there are many companies making electric vehicles today, this is a next generation delivery van that incorporates over 200 patents and $1.0 billion of capital. What gets us most excited about Arrival is that it has developed a completely new vehicle, from the ground-up, that uses advanced materials and manufacturing technologies to increase functionality while reducing costs.

The Kensington team has reviewed the results of Arrival and we are impressed. We also know through our success with leading EV suppliers such as QuantumScape, Amprius and Wallbox that making the future cleaner can be good business. It is why we are so excited about combining Arrival’s vehicle and manufacturing technologies with our commercialization and public market experience.

So Let me Explain the Capital Structure in the middle of the page

All net proceeds from this transaction will be retained by the business, including Kensington’s cash held in trust and the existing cash on Arrival’s balance sheet. This should result in approximately $468 million of pro forma cash for Arrival to accelerate their business, including the build-out of its new manufacturing facility in North Carolina.

The business combination we’re announcing today will result in KCGI shareholders receiving newly issued Arrival shares equal to $17.00 divided by Arrival’s 10-day VWAP prior to closing. Arrival is expected to remain listed on Nasdaq. We believe this valuation compares favorably to other publicly traded EV companies, especially given Arrival’s significant accomplishments, which we will explain in this presentation.

Introduction

But first, I would like to introduce the CEO of Arrival, Igor Torgov, and his impressive management team that have a clear vision to create significant shareholder value.

With that, let me turn it over to Igor…

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Igor Torgov, Arrival

Slide 4:

Thank you, Justin, for the introduction. We share your excitement around this transaction which provides capital to support bringing our class 4 XL Van to market.

With our XL Van, we are revolutionizing the electric vehicle industry in this segment. Not only is the vehicle purpose-built and optimized for last mile delivery, but the design and manufacturing of the vehicle is done in-house by Arrival eliminating the limitations coming from the use of standardized truck chassis and second-stage manufacturers.

But before we tell you more about our revolutionary electric van, I would like to tell you a little bit more about who we are and what we have accomplished so far.

Slide 5:

What sets us apart are our product value proposition, design strategy and capital efficiency. The XL Van is a purpose-built vehicle targeting the high margin market of last-mile delivery vehicles which is currently underserved by large scale OEMs in the U.S.

The design of our van is modular, for faster development and a higher degree of customization to meet our customer needs. We use in-house hardware components in key areas of the XL Van which, combined with our proprietary software, result in a streamlined integration and fantastic user experiences.

With this flexible and modular approach to designing purpose-built vehicles, we bring products from concept to market in significantly less time and costs compared to traditional processes.

And finally, through our flexible manufacturing method we can produce vehicles with lower CapEx per vehicle and at lower break-even volumes in comparison to traditional OEM manufacturing methods.

Slide 6:

Today I will be joined by John Wozniak, CFO and Mike Ableson, CEO North America & Automotive.

John Wozniak, Arrival

Thank you, Igor. As CFO, I bring over 25 years of experience in financial operations and public accounting, including extensive leadership experience from my 18-year tenure at Motorola Solutions. At Motorola, I most recently served as Corporate Vice President for Finance Operations and served for eight years as its Chief Accounting Officer. I’ve played a key role in Motorola’s transition from the legacy $40+ billion revenue company to a more profitable and agile Motorola Solutions business. Mike?

Mike Ableson, Arrival

Hi I’m Mike, I have served as Chief Executive Officer of Arrival Automotive since October 2019. Prior to joining Arrival, I spent 35 years with General Motors in a number of positions, including: Vice President of EV Infrastructure; Vice President of Global Strategy and Innovation; as well as Vice President of Engineering for GM-Europe and a Member of the Management Board of the German OEM Opel. I’m also a member of the Executive Committee of the Transportation Research Board.

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Igor Torgov, Arrival

And as for me - I joined Arrival in 2020 and served as Executive Vice President of multiple divisions within the company including Fintech, Digital and IT division. At the end of January this year, I was appointed Chief Executive Officer by our Board, following Peter Cuneo’s brief assignment in the office. Prior to Arrival, I was active as COO, CEO and in various other leadership positions at internationally renowned technology companies.

Arrival’s key management team is completed by Daniel Chin, our General Counsel, Alex Park who is responsible for Digital and IT as well as Yakub Zolynski, our VP of Talent.

Slide 7:

We as the senior management team work very closely with our Board which is actively engaged in supporting Arrival’s road to production.

Our board of directors is led by our founder, Denis Sverdlov. The board brings a wealth of experience focused in the technology and automotive industries. The Arrival team is complemented by Kensington’s board and management team with deep experience in the automotive sector.

Slide 8:

The success Arrival has generated so far is largely due to our incredible talent. As a result of the recent cost optimization initiatives we initiated in Q1 of this year, Arrival will have around 750 employees grouped into four key areas:

Robotics and Manufacturing focus on the development of our flexible manufacturing methods and software defined factories. Our Elements team is developing high and low voltage components and the integrated software used in our vehicles. The Vehicle Platforms team excels in the rapid design and development of all Arrival vehicles. They are currently heads down and laser-focused on developing our XL Van for the U.S. market. Last but not least, our Digital & IT team is creating the software and other IT solutions to operate our business and provide digital services surrounding our vehicles.

As a global company, our workforce is located primarily in 4 locations - in the U.S. for the development and production of XL Van, R&D is done at our headquarters in London, UK. In Germany, our teams focus on robotics used in our factories and in Georgia our key operations are focused on software engineering.

Slide 9:

Arrival as it operates today, is solely focused on bringing the XL Van to production in Charlotte. But it’s also important to understand the outstanding achievements and milestones we have accomplished over the last several years, bringing a portfolio of IP and a small family of purpose-built vehicles to fruition, all with low investment relative to the industry. After Denis founded the company in 2015 it took Arrival just 3 years to develop the first electric van prototype. Based on the accomplishments made until 2019 we received €100 million investment by the Korean OEM Hyundai and Kia. In 2021, while working on several different vehicle programs, our L Van entered the Beta Phase to verify our vehicle architecture and design. In the same year the company listed on the Nasdaq through a de-SPAC with CIIG resulting in $650 million of capital to the business.

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While 2022 was a challenging year for us for a number of geopolitical and economic reasons, we managed to achieve EU certification for two products, including our L Van. In 2023 our focus is clear. We are going to supply a purpose-built last-mile delivery vehicle to an underserved U.S. market. Our Class 4 XL Van.

I’ll now hand it over to Mike to take you a little bit deeper into our product development and competitive advantages in this space.

Mike Ableson, Arrival

Thanks Igor, ….

Slide 10:

Over the last several years, Arrival has developed a broad array of intellectual property in both the product and manufacturing areas.

On the product side, we have 72 patents either granted or pending related to vehicle technology. Besides our vehicle-level patents, we also have 70 patents either granted or pending for components designed by Arrival. Arrival’s IP on the product side is certainly valuable, however, as far as we know, Arrival is unique among recent EV start-ups in also developing manufacturing technology in-house. We have 51 patents granted or pending for robotics used in our manufacturing processes. Our AMR’s, like the one shown in the lower left picture, are the most visible outcome of our work in this area, and I’ll describe the importance of the AMR’s in a couple of slides.

Finally, we have 21 patents either granted or pending for general manufacturing.

We believe that this portfolio of intellectual property gives Arrival a significant competitive advantage as compared to other EV manufacturers.

Slide 11:

Taking advantage of this internally-developed IP, Arrival’s first product is a Class 4 delivery van that we believe is well positioned to compete in the US electrified van market. As shown on the slide, we believe the addressable market for the XL Van in the US alone is $5.4B.

However, we also believe the total global market for vans of all sizes is $280B, giving Arrival great future opportunities as we continue to develop products and deploy them in regions around the world. Importantly, and not included in the market sizes shown on the slide, Arrival intends to deploy vehicle-related software services which will provide additional opportunities for high-margin growth.

Going back to the US, we see a number of tailwinds here that have led us to focus on the US as our first market. We’ve designed the vehicle to expressly meet the needs of large logistics companies, many of whom have announced ESG goals including specific initiatives to electrify their delivery fleet.

Finally, the Inflation Reduction Act, signed into law last year, offers tax incentives for the purchase of Class 4 electric vehicles of up to $40,000 per vehicle.

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The attributes of this market segment - customers committed to electrifying their fleets, low volumes by traditional OEM standards, relatively low competition, high prices and regulatory tailwinds represent a perfect opportunity for Arrival to deploy a custom-designed, high margin product produced with our flexible manufacturing method.

Slide 12:

On this slide are further specifications for our XL Van. It’s a product that we’ve been working on since 2021, and it’s well along in development. The vehicle is custom-designed for use in the fast-growing last-mile delivery segment, and based on our discussions with customers, we think the specifications of this vehicle will fit with a wide variety of last-mile delivery tasks.

Because the relatively low volumes in these segments aren’t economically viable for a traditional OEM to produce using assembly line processes, medium duty vans are typically produced by second stage manufacturers. These manufacturers purchase a chassis from a traditional OEM and then finish the vehicle by integrating the van box. This two-stage manufacturing process, besides being logistically complicated, is also relatively inefficient. Although the volumes in this segment are typically too low to be addressed by traditional OEM’s, these volumes are well suited to Arrival’s flexible manufacturing method, which allows us to manufacture the entire vehicle in our factory, avoiding the cost and complexity of the two-stage manufacturing process.

In part because of the complexity involved in producing these vehicles with the two-stage process, the prices in this segment are relatively high; in excess of $100,000 per vehicle for zero emission vans.

Slide 13:

However, beyond the physical specifications, the XL Van offers an array of features that benefit both the driver and the fleet operator.

We’ve worked hard on the design of the vehicle to optimize the driver experience - from improving visibility, to streamlining the way that information is presented on the central touchscreen. Because almost all the software on the vehicle is written by Arrival, we have enormous flexibility in customizing the operation of the vehicle, whether that be how the doors operate and lock, or even limiting maximum acceleration and speeds. The XL Van also features exterior panels of Arrival’s proprietary and highly damage resistant composite material.

We also know that operating cost is one of the most important vehicle attributes in the eyes of our customers, and we’ve spent considerable effort to reduce the operating cost of the XL Van. Our vehicles have been designed from the start to be connected vehicles, and through a series of API’s can interface with the customer’s existing back-end systems, allowing the customer to gather data to improve the operating cost of their Arrival fleet. We will also offer over-the-air updates that can be used to further optimize the operation of the vehicle over its lifetime.

Importantly, the majority of these features, both hardware and software, were implemented in vehicles that have already been certified in Europe, and we continue to accumulate test mileage with those vehicles, thereby minimizing our development risk for the XL Vans.

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Slide 14:

Even given all the innovative features on the XL Van, we’re just as proud of the work we’ve done on the manufacturing process. The process in a traditional assembly plant is typically defined by the path of a mechanical conveyor - every vehicle follows exactly the same path through the process, at exactly the same speed.

At Arrival, we’ve developed an Autonomous Mobile Robot, shown in the center of this slide, that replaces the mechanical conveyor in our factory. This robot is truly autonomous - equipped with lidars and capable of motion in any direction. The path that the AMR’s follow can be modified literally from one vehicle to the next. In essence, we’ve put the path of our “conveyor” under software control.

Which leads us to the idea of a “software defined factory”. We do our body assembly in “technology cells” - these highly flexible assembly cells allow us to bring the benefits of automated assembly to production volumes that are much lower than a traditional assembly plant. Additionally, the technology cells have very little fixed tooling - meaning that they can be used to execute multiple stages of the assembly process. This, in turn, allows us to “stage” our capital investment - we can add cells to the factory as our volume ramps up.

As with the vehicles, the capabilities of our factory are enabled by our software capability - whether it be control of the AMR’s, or integration with the technology cells, our software allows us to bring this new manufacturing approach to life.

Slide 15:

Our manufacturing method means that the buildings for our factories don’t need to be purpose-designed. In fact, we can use readily available commercial buildings, thereby giving us an advantage in how quickly we can roll-out a new factory.

Our original facility, at Bicester in the UK is building a small number of vans this year to allow us to further develop our technology cell processes as well as further integrating our AMR’s.

The XL production facility will be in Charlotte, North Carolina, where we’ve already leased two adjacent buildings. We’ve used the lessons learned from our Bicester factory as we’ve developed the layout for Charlotte. This work is well along, and some of the equipment for Charlotte has already been purchased and delivered.

In summary, at Arrival we’ve developed what we feel will be a high-margin, segment-leading vehicle that’s assembled through a novel manufacturing method, a process that is designed to automate large parts of the vehicle assembly at volumes far below those of a traditional assembly plant.

And now, to speak to the use of proceeds from the transaction, I’ll hand it over to John.

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John Wozniak, Arrival

Slide 16:

Thank you, Mike. We intend to use the proceeds of this transaction for vehicle program and production related CapEx, working capital and general corporate purposes.

The vehicle program investment includes prototyping, testing, validation and certification of the XL Van. Our production related CapEx requirements include equipment and AMRs for the Charlotte microfactory and the supplier tooling required for the production of the XL product.

We have already purchased some equipment for Charlotte and expect to reuse a significant portion of equipment in Bicester for the Charlotte factory. In addition, our expected tooling investment will be lower than that of the L Van due to the significant level of reuse of components from that program for which we have already made some significant investment in tooling.

We expect working capital to increase ahead of start of production in Charlotte to ensure we have enough parts to ramp production.

I will now hand over to Justin for the transaction overview.

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Justin Mirro, Kensington

Slide 18:

Thanks John. The proposed transaction is outlined on the following page.

For the sources of capital, Kensington is contributing $283m of cash held in trust combined with Arrival’s existing cash on their balance sheet will result in approximately $468m of pro forma cash for the company post transaction costs. This will fund the commercialization plans you just heard about, most notably the new production facility in North Carolina.

On the right side of the page, we’ve outlined the pro forma valuation and ownership structure.

Slide 19:

On the next page I would like to provide a brief overview of the Kensington team. Our team has broad expertise and success in the automotive & industrial segments, with over 300 combined years and deploying billions in capital to create significant shareholder value.

Like we have done for past business combinations, Kensington has analyzed the universe of electric delivery vehicles and determined that Arrival is the best company in this segment.

Additionally, Kensington has experience that will greatly enhance Arrival, including access to customers and suppliers, expertise in building and running vehicle manufacturing facilities, and public company leadership in managing and deploying capital.

Slide 20:

And as you can see on the final slide, Arrival fulfills all of Kensington’s investment objectives. It is for this reason that we are so impressed with Arrival and excited to facilitate a business combination with this important company; one that will become the market leader in electric Class 4 delivery vans and one that will make everyone’s lives better today and for generations to come.

Thank you.

[End of Call]

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Exhibit 99.3 ARRIVAL Investor Presentation APRIL 2023 Investor Presentation

INVESTOR PRESENTATION Disclaimer (1/2) This presentation has been prepared by Arrival (the “Company”) and comprises the slides for a presentation to stakeholders and other interested parties concerning the proposed business combination among the Company, Kensington Capital Acquisition Corp. V (“Kensington”) and (“NewCo”), a company to be incorporated as an indirect subsidiary of the Company that will become the holding company of the Arrival Group at the closing of the proposed business combination, and related transactions (the “Proposed Business Combination”), and for no other purpose. NoOfferorSolicitation;AdditionalInformationandWheretoFindIt This presentation is for informational purposes only and does not constitute or form part of (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination or (ii) an offer to sell or the solicitation of an offer to buy or subscribe to any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933 (the “Securities Act”). In connection with the Proposed Business Combination, it is expected that NewCo will file a registration statement on Form F-4, which will include a proxy statement of Kensington and a prospectus with respect to the Proposed Business Combination, with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement/prospectus will be delivered to the security holders of the Company and Kensington. The release, publication or distribution of this presentation in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this presentation is released, published or distributed should inform themselves about and observe such restrictions. The securities are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any persons in member states of the European Economic Area which apply Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market (this Regulation together with any implementing measures in any member state, the “Prospectus Regulation”), unless they are qualified investors for the purposes of the Prospectus Regulation in such member state or in any other circumstances falling within Article 1(4) of the Prospectus Regulation, and no person in member states of the European Economic Area that is not a relevant person or qualified investor may act or rely on this presentation or any of its contents. SECURITY HOLDERS OF THE COMPANY AND KENSINGTON ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED BUSINESS COMBINATION CAREFULLY AND IN ITS ENTIRETY, INCLUDING THE EXHIBITS THERETO AND ANY DOCUMENTS PREVIOUSLY FILED WITH THE SEC AND INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT NEWCO, THE COMPANY, KENSINGTON AND THE PROPOSED BUSINESS COMBINATION. Security holders will be able to obtain free copies of the proxy statement/prospectus, as well as other filings containing information about the Company, Kensington and NewCo, without charge, at the SEC’s website at http://www.sec.gov. Security holders will also be able to obtain these documents, without charge, from the Company’s website at https://arrival.gcs-web.com/news-events/events-presentations and Kensington’s website at https://www.autospac.com. This presentation does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. An offer will not be made in, nor will sales be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, NewCo may, in its sole discretion, take such action as it may deem necessary to extend any offer in any such jurisdiction. ParticipantsintheSolicitation The Company, Kensington, NewCo, and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Kensington’s directors and executive officers in Kensington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on April 3, 2023, and regarding the names, affiliations and interests of the Company’s directors and executive officers in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, which was filed with the SEC on April 27, 2022. Other information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Kensington’s shareholders in connection with the Proposed Business Combination and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents using the sources indicated above. NoReliance This presentation should not be considered as a recommendation by the Company, Kensington, NewCo or any of their respective affiliates (within the meaning of Rule 405 under the Securities Act) (“Affiliates”), members, directors, officers or employees or any other person that any person should subscribe for or purchase any securities of the Company. Prospective purchasers of securities of the Company, Kensington or NewCo are required to make their own independent investigation and appraisal. No reliance may be placed for any purpose whatsoever on the information contained in this presentation, or any other material discussed verbally. The information contained in this presentation has not been independently verified. This presentation does not purport to be all-inclusive or to contain all the information that a prospective purchaser of securities of the Company, Kensington or NewCo may desire or require in deciding whether or not to offer to purchase such securities. No representation or warranty, express or implied, is made or given by or on behalf of the Company, Kensington, NewCo or any of their respective Affiliates, members, directors, officers or employees or any other person as to the accuracy, completeness, reliability or fairness of the information or opinions contained in this presentation or any other material discussed verbally. None of the Company, Kensington, NewCo or any of their respective Affiliates, members, directors, officers or employees nor any other person accepts any liability whatsoever for any loss howsoever arising from any use of this presentation or its contents or otherwise arising in connection therewith. This presentation is not intended or written to be used, and cannot be used or relied upon, by any taxpayer for the purpose of avoiding U.S. tax related penalties or promoting, marketing or recommending to another party any transaction or matter addressed herein. Persons should not construe the contents of this presentation as legal, accounting, investment or tax advice or a recommendation. Each person should seek advice based on its particular circumstances from independent legal, accounting, financial and tax advisors regarding the matters discussed in this presentation. FinancialInformation The financial information and data contained in this presentation is unaudited and does not conform to Regulation S-X under the Securities Act. Such information and data may not be included in, may be adjusted in or may be presented differently in a future registration statement. Third-PartyInformation Certain industry, market and competitive position data contained in this presentation come from third party sources. Third party industry publications generally state that the information they contain originates from sources assumed to be reliable, but that the accuracy and completeness of such information is not guaranteed and that the calculations continued therein are based on assumptions. 2

INVESTOR PRESENTATION Disclaimer (2/2) While the Company believes that each of these publications has been prepared by a reputable source, none of the Company, Kensington, NewCo or any of their respective Affiliates, members, directors, officers or employees or any other person have independently verified the market data and other information on which third parties have based their studies or make any representation or give any warranty as to the accuracy or completeness of such information. Accordingly, reliance should not be placed on any of the industry, market or competitive position data contained in this presentation. TradeMarksandTradeNames The Company and Kensington own or have rights to various trademarks, service marks and trade names that they use in connection with the operation of their respective businesses. This presentation also contains trademarks, service marks and trade names of third parties, which are the property of their respective owners. The use or display of third parties’ trademarks, service marks, trade names, or products in this presentation is not intended to, and does not, imply a relationship with the Company or Kensington, or an endorsement or sponsorship by or of the Company or Kensington. Solely for convenience, the trademarks, service marks and trade names referred to in this presentation may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that the Company or Kensington will not assert, to the fullest extent under applicable law, their rights or the right of the applicable licensor to these trademarks, service marks and trade names. Forward-LookingStatements This presentation contains certain forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements generally are identified by the words “believe,” “target,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “positioned,” “strategy,” “outlook,” “future,” “opportunity,” “plan,” “potential,” “predict,” “may,” “should,” “could,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions and include, among other things, the transaction structure, expected listing and expected cash and valuation of NewCo, expected market opportunities, the specifications and benefits of the XL Van, the Company’s future products and technologies, the expected use of proceeds post-transaction, and the illustrative post-transaction valuation. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation of information currently available. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this presentation, including, but not limited to: (i) the risk that the Proposed Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of the Company’s and Kensington’s securities, (ii) the risk that the Proposed Business Combination may not be completed by Kensington’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by Kensington, (iii) the failure to satisfy the conditions to the consummation of the Proposed Business Combination, including, but not limited to, the adoption of the business combination agreement by the shareholders of the Company and Kensington, and the receipt of certain governmental and regulatory approvals, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement, (iv) the effect of the announcement or pendency of the Proposed Business Combination on the Company’s business relationships, performance, and business generally, (vi) the outcome of any legal proceedings that may be instituted against the Company, Kensington or NewCo related to the business combination agreement or the Proposed Business Combination, (v) the ability to maintain the listing of Kensington’s securities on the New York Stock Exchange and the Company’s securities on the Nasdaq Stock Market LLC, (vi) the price of Kensington’s, the Company’s and post- combination NewCo’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company business and changes in the combined capital structure, and (vii) the risk that the post-combination company’s securities will not be approved for listing on the Nasdaq Stock Market LLC or if approved, maintain the listing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the Company’s Annual Report on Form 20-F filed with the SEC on April 27, 2022, and other documents filed by the Company with the SEC from time to time, which will continue to apply to the post-combination company, and in the “Risk Factors” section of Kensington’s Annual Report on Form 10-K filed with the SEC on April 3, 2023, and other documents filed by Kensington with the SEC from time to time. In addition, forward-looking financial information and the Company’s expectations as to its ability to execute on its current business plan in the near term and the longer term are based on a number of assumptions that the Company makes, including the following assumptions that the Company’s management believes to be material: (i) operational assumptions, including, the development and commercialization of the Company’s vehicles, the roll out of the Company’s microfactory manufacturing locations, the production capacity of the Company’s microfactories, the selection of the Company’s products by customers in the commercial van industry, growth in the various markets the Company is targeting, average selling prices and resulting sales of vehicles; (ii) the mix of products produced and sold in combination with corresponding costs, including material and component costs, assembly costs, manufacturing costs, and costs related to product warranties. Many of these costs are forecasted to vary significantly as the Company commences production in its microfactories; (iii) the Company’s ability to raise capital necessary to execute on its current business plan and production timeline, including the roll-out of its microfactories, as well as to maintain its ongoing operations, continue research, development and design efforts and improve infrastructure; and (iv) capital expenditure is based on a number of assumptions regarding the expenditure required to build the Company’s Microfactories, including the cost of initial set up of factory facilities and the cost of manufacturing and assembly equipment. In making the foregoing assumptions, the Company’s management relies on a number of factors, including its experience in the automotive industry, its experience in the period since the inception of the Company and current pricing estimates for prototype vehicles and vehicle components as well as the projected costs for factory locations that are already in development; its best estimates of the timing for the development and commercialization of its vehicles and overall vehicle development process; its best estimates of current and future customers purchasing the Company’s vehicles; and third-party forecasts for industry growth. Readers are cautioned not to put undue reliance on forward-looking statements as they are subject to numerous uncertainties and factors relating to the Company’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Except as required by applicable law, neither the Company, Kensington, nor any of their respective affiliates assume any obligation to and does not intend to update or revise these forward-looking statements after the date of this presentation, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, you should keep in mind that any event described in a forward-looking statement made in this presentation or elsewhere might not occur. The Company does not give any assurance that it will achieve its expectations. In giving this presentation, neither the Company, Kensington nor their advisers and/or agents undertake any obligation to provide the recipient with access to any additional information or to update this presentation or any additional information or to correct any inaccuracies in any such information which may become apparent except as required under applicable law and regulation. 3

INVESTOR PRESENTATION Transaction Overview Overview ● Arrival has developed an electric delivery van that it believes offers a high-quality user experience and lower cost of ownership for commercial operators 1 ● Kensington Capital Acquisition Corp. V (“Kensington”) is a SPAC with decades of automotive & industrial experience and $283M of cash held in trust ● The combination of Kensington and Arrival is expected to de-risk the investment thesis and advance the commercialization of Arrival Capital Structure ● All transaction proceeds to be retained in the business 2 ● Pro forma for the transaction, Arrival is estimated to have ~$468M of pro forma cash to fund commercialisation plans Transaction Structure / Valuation ● Kensington shareholders will receive newly issued shares equal to $17.00 divided by a 10-day Volume-Weighted Average Price (VWAP) of Arrival ordinary shares for every one Kensington ordinary share ● Post-merger the company is expected to be listed on Nasdaq (ARVL) 2 ● Based on FY22 financial data, pro forma for the transaction Arrival estimated to have an enterprise value of $524M ● Represents attractive entry multiples relative to peer group Kensington has identified a Partnership with Arrival as a unique and compelling investment opportunity to leverage Arrival’s technology to produce Electric Vehicles 1) As of 12/31/22 2) Assumes no redemptions and payment of transaction expenses, does not include public and private warrants, shares subject to awards and options or ongoing financing activities of Arrival since 12/31/22. See Slide 18 for calculation and assumptions 4

INVESTOR PRESENTATION The Arrival XL Van Arrival is a technology Company revolutionising the electric vehicle industry Its purpose-built Class 4 Van (‘XL’) targets the underserved last- 1 mile delivery market in the U.S. 1) The last step of a journey compromising movement of goods from a transportation hub or warehouse to the final delivery destination 5

INVESTOR PRESENTATION Arrival’s Proposition Purpose-Built Vehicle Strategy Purpose-built commercial electric vehicles targeted at high-margin market segments that Arrival believes are currently underserved by large scale OEMs Flexible and Modular Design With the use of modular, shared technologies and in-house software across all of Arrival’s vehicles and factories, the process from R&D to start of production is expected to improve significantly in time and cost Capital Efficiency Arrival is aiming to provide a flexible manufacturing method delivering a lower capex requirement per vehicle and lower break-even volumes versus traditional OEM manufacturing methods 6

INVESTOR PRESENTATION

Team with Proven Technology and Automotive Experience

ARRIVAL

Igor Torgov
Chief Executive Officer

- Previously held numerous COO, CEO, and leadership positions in the technology sector
- Holds an MBA in strategic management from California State University in Hayward, California

ATOL BITFURY YOTA Columbus Microsoft

John Wozniak
Chief Executive Officer

- Over 25 years of experience in financial operations and public accounting
- 18-year tenure at Motorola Solutions, most recently as Corporate Vice President
- Worked in both the National Office and Audit Practice departments at Arthur Anderson

MOTOROLA SOLUTIONS ARTHUR ANDERSEN

Mike Ableson
CEO North America & Automotive

- Held various senior roles in the automotive industry with over 35 years of experience
- Vehicle Chief Engineer across a range of vehicle programs
- MSc in mechanical engineering from the University of California, Berkeley
- BSc in mechanical engineering from the University of Michigan, Ann Arbor gm

Other Key Management

Daniel Chin
Legal

Weil ITRS

Alex Park
Digital & IT

Walgreens Boots Alliance accenture

Yakub Zolynski
Talent

Wonderbly secret escapes

7

INVESTOR PRESENTATION Team with Proven Technology and Automotive Experience Other Key Management Daniel Chin Legal Igor Torgov John Wozniak Mike Ableson Chief Executive Officer Chief Executive Officer CEO North America & Automotive • Over 25 years of experience in financial • Held various senior roles in the • Previously held numerous COO, CEO, Alex Park automotive industry with over 35 years of operations and public accounting and leadership positions in the technology Digital & IT experience sector • 18-year tenure at Motorola Solutions, most recently as Corporate Vice • Vehicle Chief Engineer across a range of • Holds an MBA in strategic management vehicle programs President from California State University in Hayward, California • Worked in both the National Office and • MSc in mechanical engineering from the Audit Practice departments at Arthur University of California, Berkeley Anderson • BSc in mechanical engineering from the University of Michigan, Ann Arbor Yakub Zolynski Talent 7

INVESTOR PRESENTATION Board with Decades of Proven Industry Experience Our Board Kristen M O’Hara • Management and board with extensive Denis Sverdlov public company experience and operating capabilities in the automotive related sector • Relevant automotive experience to support optimizing program launches and capital deployment while facilitating Alain Kinsch commercial relationships Rexford J. Tibbens • Track record of creating significant shareholder value in automotive businesses Avinash Rugoobur Tawni Nazario-Cranz 8

INVESTOR PRESENTATION

Introducing Arrival Today

ARRIVAL

Employees at 03/31/2023	→	Robotics & Manufacturing	Elements	Vehicle Platforms	Digital & IT
865[1]		174	217	218	83

No. Core Locations	→	R&D Headquarters	Manufacturing & Product Engineering	Robotics	Software Engineering
4		U.K.	U.S.	Germany	Georgia

9

INVESTOR PRESENTATION Introducing Arrival Today Employees Robotics & Elements Vehicle Platforms Digital & IT at 03/31/2023 Manufacturing 1 865 174 217 218 83 R&D Headquarters Manufacturing & Product Robotics Software No. Core Locations Engineering Engineering 4 U.K. U.S. Germany Georgia 1) c.173 employees in central and other functions. Arrival is in the process of finalizing a 50% reduction of the Company's global workforce. It expects the reduction to result in around 750 employees by mid-year. 9

INVESTOR PRESENTATION

Turning Potentially Revolutionary Technology into a Commercial Reality

ARRIVAL

Van Production
Electric Van prototype
Beta Van prototype
Gamma Van prototype
L Van EU certification
1st certified L Van produced
Focus on XL Van for U.S. market
Other Operations
Arrival R&D facility in Banbury
Bicester facility leased
Charlotte facility leased
Prototype electric bus
Prototype electric car
Bus EU certification
2015
2017
2018
2019
2020
2021
2022
2023
Corporate & Legislative
Arrival founded
€100M investment Hyundai and Kia
CIIG Merger Corp and listing on Nasdaq
$648M capital raise
Introduction U.S. IRA
Cost cutting initiatives and capital raise

10

INVESTOR PRESENTATION Turning Potentially Revolutionary Technology into a Commercial Reality Gamma Van prototype L Van EU certification Focus on XL Van st Electric Van Beta Van 1 certified L Van for U.S. Production prototype prototype Van produced market Arrival R&D Bicester facility Charlotte Prototype Prototype Bus EU Other facility in leased facility electric bus electric car certification Operations Banbury leased 2023 2015 2018 2017 2019 2020 2022 2021 CIIG Merger €100M Arrival $648M Cost cutting initiatives Introduction Corporate Corp and listing investment founded capital raise and capital raise U.S. IRA & Legislative on Nasdaq Hyundai and Kia 10

INVESTOR PRESENTATION

Deep and Differentiated IP and Proprietary Technology

ARRIVAL

Vehicles

Image of Arrival L and XL Vans

Patents Granted or Pending by Segment[1]

72
Vehicles
70
Components
51
Robotics
21
General Manufacturing

Components

Image of Arrival components

Robotics

ARRIVAL

Image of Arrival autonomous mobile robots ("AMR")

General Manufacturing

Image of Arrival assembly at Bicester, U.K.

11

INVESTOR PRESENTATION Deep and Differentiated IP and Proprietary Technology Vehicles Components 1 Patents Granted or Pending by Segment Image of Arrival L and XL Vans 70 72 Vehicles Components Image of Arrival components 21 General 51 Robotics General Manufacturing Manufacturing Robotics Image of Arrival autonomous mobile robots (“AMR”) Image of Arrival assembly at Bicester, U.K. 1) As of 12/31/2022. This excludes patents related to Arrival Jet 11

INVESTOR PRESENTATION

Compelling Market Opportunity

ARRIVAL

Forecast Market (2025E)

Forecast Van Addressable Market[1]
$280B[2]
Forecast XL Van Target Market[3]
$5.4B[4]

An attractive & potentially profitable market segment

Large market opportunity[5]	Total annual revenue of $5.4 billion[4]
Customer commitments to electrification	Arrival XL Van sized for large parcel operators (e.g. Amazon, FedEx or UPS) Operators' increasingly focused on meeting their ESG goals
Challenging market for OEMs	Low volume requirements relative to high capex costs Arrival's Software Defined Factories[6] overcome this
Purpose built XL Van	Purpose built to satisfy customer requirements
Attractive margin dynamics	Target average selling price ("ASP") > $100k supports attractive margins
Government incentives	Class 4 vehicles eligible for IRA tax credit up to $40,000

12

INVESTOR PRESENTATION Compelling Market Opportunity Forecast Market (2025E) An attractive & potentially profitable market segment Large market 4 Total annual revenue of $5.4 billion 5 opportunity 1 Arrival XL Van sized for large parcel operators (e.g. Amazon, FedEx or Forecast Van Addressable Market Customer UPS) commitments to 2 electrification Operators’ increasingly focused on meeting their ESG goals $280B Low volume requirements relative to high capex costs Challenging 6 market for OEMs Arrival’s Software Defined Factories overcome this Forecast XL Van 3 Target Market Purpose built XL Purpose built to satisfy customer requirements 4 Van $5.4B Attractive margin Target average selling price (“ASP”) > $100k supports attractive margins dynamics Significant upside market opportunity via incremental ancillary revenue streams such as software and services Government Class 4 vehicles eligible for IRA tax credit up to $40,000 incentives 1) Total van addressable market comprises global light and medium commercial vehicles (GVW: 2,000kg – 6,000kg) rd 2) Market size as at end of 2025 based on 3 party market data and Arrival’s analysis as of 12/14/2020 3) Arrival XL Van targets 50% of upper end of Class 3, all of Class 4 and Class 5 vehicles rd 4) Market size as at end of 2025, based on 3 party market report (February 2023) 5) Forecast XL Van target market 6) Software Defined Factory: A scalable production facility utilising Arrival’s in-house software, proprietary robotic technologies and flexible production methods for the production of electric vehicles 12

INVESTOR PRESENTATION Purpose-Built U.S. Class 4 Van for Underserved U.S. Market Classification Class 4 Gross Weight 15,400 lbs. 3 Cargo Volume 1,000 ft Cargo Payload Up to 6,945 lbs. Wheelbase 198.0 in. Length 27.6 ft. Height 10.0 ft. Width 7.4 ft. Target ASP > $100k 13

INVESTOR PRESENTATION

Key Benefits Setting the XL Van Apart

User Benefits

- Improved ergonomics and ease of use
- Full safety suite
- Flexible and modular design
- Close proximity parking
- Damage resistant body panels
- Digital services

Fleet Operator Benefits

- Capability for increased range
- Fully connected
- Improved serviceability
- Reduced total cost of ownership ("TCO")
- Payload & cargo space among best in class
- Over the air ("OTA") updates

14

INVESTOR PRESENTATION Key Benefits Setting the XL Van Apart User Benefits Improved Flexible and ergonomics and Full safety suite modular design ease of use Close proximity Damage resistant Digital services parking body panels Fleet Operator Benefits Capability for Improved Fully connected increased range serviceability Reduced total cost Payload & cargo Over the air of ownership space among best (“OTA”) updates (“TCO”) in class 14

INVESTOR PRESENTATION

Enabling Technologies For Enhanced Vehicle Economics

ARRIVAL

Software Defined Factories

- Lower cost
- Highly scalable layout
- Small footprint in existing commercial spaces

Autonomous Mobile Robots

- Dynamic replacement to traditional assembly line with up to 2-ton payload capacity and wireless capability
- Product and process agnostic
- Software-controlled flexible manufacturing process

Vertically Integrated Hardware & Software

- Upgradeability
- Connected vehicle
- TCO savings

15

INVESTOR PRESENTATION Enabling Technologies For Enhanced Vehicle Economics Autonomous Mobile Robots Software Defined Factories Vertically Integrated Hardware & Software Dynamic replacement to traditional Lower cost Upgradeability assembly line with up to 2-ton payload capacity and wireless capability Highly scalable layout Product and process agnostic Connected vehicle Small footprint in existing Software-controlled flexible TCO savings commercial spaces manufacturing process Arrival’s factories and tech cell layout designed to enable staged investment as production volumes ramp up 15

INVESTOR PRESENTATION

Path to Manufacturing

ARRIVAL

Bicester, Oxfordshire, U.K.

- Validation and optimization of production processes, including AMR integration

Charlotte, North Carolina, U.S.

16

16 INVESTOR PRESENTATION Path to Manufacturing Bicester, Oxfordshire, U.K. Charlotte, North Carolina, U.S. • Layouts for the Charlotte factory are well advanced and incorporate learnings • Validation and optimization of production processes, including AMR from Bicester integration 16

INVESTOR PRESENTATION Expected Use of Funds Vehicle program and capex investment Working capital General corporate purposes 17

INVESTOR PRESENTATION

Transaction Overview

($ and share count in millions, except per share data)

Estimated Sources

ARVL Rollover[1]	$	85
KCGI Cash in Trust[2]	$	283
ARVL Balance Sheet Cash[2]	$	205
TOTAL ESTIMATED SOURCES	**$**	**574**

Estimated Uses

Cash to Balance Sheet	$	468
ARVL Rollover	$	85
Estimated Transaction Expenses	$	20
TOTAL ESTIMATED USES	**$**	**574**

Illustrative Pro Forma Valuation

Pro Forma Shares Outstanding[3]		5,014.9
Share Price[4]	$	0.134
Equity Value	**$**	**672**
Less: Cash	$	468
Plus: Debt[2]	$	320
ENTERPRISE VALUE	**$**	**524**

Illustrative Pro Forma Ownership[3]

KCGI Sponsor Shares, 17.5%[5]
Arrival Existing Shareholders, 12.7%
KCGI Public Shareholders, 69.8%

18

INVESTOR PRESENTATION Transaction Overview ($ and share count in millions, except per share data) Illustrative Pro Forma Valuation Estimated Sources 3 5,014.9 Pro Forma Shares Outstanding 1 $ 85 ARVL Rollover 4 $ 0.134 Share Price 2 $ 283 KCGI Cash in Trust $ 672 Equity Value 2 $ 205 ARVL Balance Sheet Cash $ 468 Less: Cash 2 $ 320 Plus: Debt $ 574 TOTAL ESTIMATED SOURCES $ 524 ENTERPRISE VALUE 3 Illustrative Pro Forma Ownership Estimated Uses KCGI Sponsor Shares, Arrival Existing Shareholders, $ 468 Cash to Balance Sheet 5 17.5% 12.7% $ 85 ARVL Rollover $ 20 Estimated Transaction Expenses KCGI Public $ 574 TOTAL ESTIMATED USES Shareholders, 69.8% Note: Transaction overview assumes no redemptions and payment of transaction expenses. Does not include public and private warrants, also exclusive of shares subject to awards and options and does not include ongoing financing activities of Arrival since 12/31/22 1) As of 3/31/23 2) As of 12/31/22 3) Sum of 27,600,000 Kensington Class A ordinary shares and 6,900,000 Kensington Class B ordinary shares converted at an exchange ratio of 1 for 126.865672 ($17.00/$0.134 ARVL share price on 3/31/23) plus 638,050,175 Arrival ordinary shares outstanding converted on a one-to-one basis. Share amounts are as of December 31, 2022 and may differ from actual amounts 4) Assumed share price based on Arrival share price of $0.134 per share on 3/31/23 5) KCGI sponsor shares will be forfeited up to 100% pro rata with redemptions of KCGI 18

INVESTOR PRESENTATION

Overview of Kensington Acquisition Corp. V

ARRIVAL

Officers

JOHN ARNEY
Vice Chairman and President
- 30 years of private equity, M&A, operational and strategic experience in industrials and adjacent sectors
- Partner at The Smithfield Group, Chairman at Guardian, Board Member at Stanadyne and Pure Lifting Group

DAN HUBER
Chief Financial Officer
- 20 years of experience in investment banking, consulting, business development and operational management
- Former U.S. Navy Surface Warfare Officer (Nuclear)

Kensington Overview

KENSINGTON

Board Members

WILLIAM E. KASSLING
Former Chairman and CEO of Wabtec

ANDERS PETTERSSON
Former CEO of Thule Group

MITCHELL QUAIN
Investor and board member of multiple public companies

MARK ROBERTSHAW
Former CEO of Morgan Advanced Materials

19

INVESTOR PRESENTATION Overview of Kensington Acquisition Corp. V Officers Kensington Overview JUSTIN MIRRO Chairman & Chief Executive Officer • Kensington Capital Acquisition Corp. V (KCGI.U) is a special purpose acquisition company formed for the purpose of ● 25 years of operating, M&A and financing experience in the effecting a merger, stock purchase or similar business automotive and automotive-related sector combination with a business in the industrial sectors ● President of Kensington Capital Partners • Sponsored by Kensington Capital Partners (KCP) • Management and board with extensive public company experience and operating capabilities in the industrial-related JOHN ARNEY sector Vice Chairman and President • Relevant industrial experience to optimize program launches ● 30 years of private equity, M&A, operational and strategic and capital deployment while facilitating commercial experience in industrials and adjacent sectors relationships ● Partner at The Smithfield Group, Chairman at Guardian, • Track record of creating significant shareholder value in Board Member at Stanadyne and Pure Lifting Group industrial businesses PETER GOODE Board Members Chief Technology Officer ● 40 years of experience in energy and industrial services ● Currently Chairman and co-founder of GR Energy Services, WILLIAME.KASSLING ANDERSPETTERSSON and Operating Partner at The Smithfield Group Former Chairman and CEO Former CEO of Thule Group of Wabtec JULIAN AMELER Head of Business Development ● 14 years of M&A, corporate finance and private equity experience MITCHELLQUAIN MARKROBERTSHAW ● Partner at The Smithfield Group, and board member of Investor and board member of Former CEO of Morgan various private companies multiple public companies Advanced Materials DAN HUBER Chief Financial Officer NICKOLASVANDESTEEG ● 20 years of experience in investment banking, consulting, Former President, COO and Board business development and operational management Member at Parker-Hannifin ● Former U.S. Navy Surface Warfare Officer (Nuclear) 19

INVESTOR PRESENTATION Arrival Fulfils Kensington’s Investment Objectives Global business with significant growth opportunities Leverages high-growth mega-trends of emerging technology Validated technical, commercial and financial capabilities based upon global industrial standards Valuation supported by fundamental analysis of comparable companies World-class management team and board with expertise in leading and running public companies Business enhanced by Kensington’s expertise to de-risk and accelerate commercial success 20

THANK YOU Media pr@arrival.com Investors Cody Slach and Tom Colton Gateway Group 949-574-3860 ARVL@gatewayir.com